As confidentially submitted to the U.S. Securities and Exchange Commission on February 14, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-[*]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________

Skyline Builders Group Holding Limited
(Exact Name of Registrant as Specified in its Charter)

________________________

Not Applicable
(Translation of Registrant’s Name into English)

_________________________

Cayman Islands	1700	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Office A, 15/F, Tower A, Capital Tower,
No. 38 Wai Yip Street, Kowloon Bay, Hong Kong
+852-2811-9688
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________________

COGENCY GLOBAL INC.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1-800-221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central Hong Kong Telephone: +852-3923-1111

_________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, Dated February 14, 2025

Skyline Builders Group Holding Limited

7,686,450 Class A Ordinary Shares

This prospectus relates to the resale by the selling shareholders (the “Selling Shareholders”) named in this prospectus from time to time up to 7,686,450 of our Class A Ordinary Shares, par value of US$0.00001 per share (the “Class A Ordinary Shares”).

Our registration of the Class A Ordinary Shares covered by this prospectus does not mean that the Selling Shareholders will offer or sell any of such Class A Ordinary Shares. The Selling Shareholders named in this prospectus, or their donees, pledgees, transferees or other successors-in-interest, may resell the Class A Ordinary Shares covered by this prospectus through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. For additional information on the possible methods of sale that may be used by the Selling Shareholders, you should refer to the section of this prospectus entitled “Plan of Distribution.”

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of Class A Ordinary Shares by the Selling Shareholders named in this prospectus. All net proceeds from the sale of the Class A Ordinary Shares covered by this prospectus will go to the Selling Shareholders.

All Class A Ordinary Shares subject to resale hereunder have been issued by us and acquired by the Selling Shareholders from Supreme Development (BVI) Holdings Limited, a principal shareholder of the Company, in certain private transactions in June 2024 prior to the Company’s initial public offering in January 2025. No underwriter or other person has been engaged to facilitate the sale of the Class A Ordinary Shares in this offering. We will bear all costs, expenses and fees in connection with the registration of the Class A Ordinary Shares. The Selling Shareholders will bear all commissions and discounts, if any, attributable to their respective sales of our Class A Ordinary Shares.

Our Class A Ordinary Shares are traded on The Nasdaq Capital Market under the symbol “SKBL”. On [*], 2025, the reported sales price of our Class A Ordinary Shares on The Nasdaq Capital Market was US$[*] per share.

Immediately after this Offering, Mr. Ngo Chiu Lam, our Director and Chief Executive Officer, will, through his wholly owned entity Supreme Development (BVI) Holdings Limited, continue to own approximately 66.66% of our outstanding Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares, representing 86.19% of the aggregate total voting power of our total issued and outstanding share capital. We will remain a “controlled company” within the meaning of rule 5615(c) of Nasdaq Stock Market LLC (“Nasdaq Listing Rules”). See section titled “Prospectus Summary — Implications of Being a Controlled Company”.

We have a dual class ordinary share structure. Our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. In no event shall Class B Ordinary Shares be convertible into Class A Ordinary Shares. See “Description of Share Capital — Ordinary Shares” for more details regarding our Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this prospectus, 28,230,000 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares were issued and outstanding. A shareholder must keep more than 1,703,250 Class B Ordinary Shares to control 50% of the voting right of the Company and control the outcome of matters submitted to shareholders for approval.

Provided that such transfer complies with applicable Nasdaq Listing Rules, our shareholders may freely transfer shares (including Class B Ordinary Shares) to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Listing Rules or in any other form approved by our directors, executed where the Shares are Fully Paid, by or on behalf of that shareholder; and where the Shares are partly paid, by or on behalf of that shareholder and the transferee. Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which our Company has a lien. There is no restriction for potential future issuances of Class B Ordinary Shares. If such occurred, Class A shareholders’ shareholding will be diluted. There is no sunset provisions to limit the lifespan of the Class B Ordinary Shares and death of a Class B shareholder or intra-family transfers of Class B Ordinary Shares would not require conversion of the Class B Ordinary Shares.

Investing in the Class A Ordinary Shares involves a high degree of risk. See section titled “Risk Factors” beginning on page 18 of this prospectus.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See section titled “Prospectus Summary — Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’” for additional information.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned Operating Subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” for further details.

We may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong in this regard. Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

•        could result in a material change in our operations and/or the value of our Class A Ordinary Shares;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and

•        may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Most of our Operating Subsidiary's operations are conducted in Hong Kong, which is a part of the PRC. We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong Operating Subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors. See “Risk Factors — Most of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiary and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.” for further information.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The Management understands that as of the date of this prospectus, the Group has no operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares.

We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by David Fong & Co., our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and its Operating Subsidiary, are not required to obtain any permissions or approvals from Hong Kong authorities for the continued listing of our Class A Ordinary Shares in the U.S. and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. Most of our Operating Subsidiary's operations are conducted in Hong Kong, which is a part of the PRC. As of the date of this prospectus, the Operating Subsidiary received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by David Fong & Co. that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiary currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities for the continued listing of our Class A Ordinary Shares in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

As of the date of this prospectus, Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas. Hong Kong does not have similar regulation as of the Trial Measures and the Guidance Rules and Notice, and Measures for Cybersecurity Review of the PRC. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

We also may face risks relating to the lack of Public Company Accounting Oversight Board (the “PCAOB”) inspection on our auditor, which may cause our securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Securities and Exchange Commission (the “SEC”) determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted. The delisting or the cessation of trading of our Class A Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, SRCO, C.P.A., Professional Corporation, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in the second half of 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in East Amherst, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2023. However, the recent developments would add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The date of this prospectus is [*], 2025

The definitions of certain capitalized terms used in this prospectus can be found in the section titled “Prospectus Summary — Conventions Which Apply to this Prospectus” beginning on page 14 of this prospectus.

For investors outside the United States: neither we nor the Selling Shareholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus, or on any free writing prospectus, that we have authorized for use in connection with this offering. Neither we nor the Selling Shareholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the Selling Shareholders take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the Selling Shareholders are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of the Class A Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A Ordinary Shares. For a more complete understanding of us and this Offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the statements in this prospectus are forward-looking statements. See section titled “Special Note Regarding Forward-Looking Statements.” In this prospectus, unless the context requires otherwise, references to “we,” “us,” “our,” “our Group” or the “Company” refer to Skyline Builders Group Holding Limited together with its subsidiaries.

Our Business

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Kin Chiu Engineering Limited. We operate in a single segment that represents the Company’s core business as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong. Our construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. We mostly undertake civil engineering works in the role of subcontractor, while we are also fully qualified to undertake such works in the capacity of main contractor.

Kin Chiu Engineering Limited was founded in 2012. In our operating history of over 12 years, we have focused on providing civil engineering services in the role of subcontractor and built up our expertise and track record in civil engineering works. We take pride in our project portfolio in civil engineering works. In 2022, we were awarded with a public project for road and drainage works and landscape works with an initial contract sum of over HK$290 million (US$37.1 million). In 2024, we were awarded with a public project with an initial contract sum of over HK$180 million (US$23.0 million) and a public project with an initial contract sum of over HK$80 million (US$10.2 million).

We, through our Operating Subsidiary, are mainly engaged in public sector projects in Hong Kong. To a lesser extent, we also participate in private sector projects. Our public sector projects mainly involve infrastructure developments while private sector projects mainly involved residential and commercial developments.

In March 2020, we have successfully registered in the Approved Contractors List maintained by the Development Bureau of Hong Kong in the category of Roads and Drainage (Group B (Probation)), enabling us to directly tender for public works contracts in the capacity of main contractor. In addition, Kin Chiu Engineering Limited is a Registered Subcontractor in foundation and piling (sheet piles), general civil works (roadworks, road drainage and sewer and waterworks), other finishing trades and components (signage and graphics) and hoarding of the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong.

We, through our Operating Subsidiary, have achieved sustained growth in our business. For each of the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023, our total revenue derived from civil engineering services was approximately US$25.5 million, US$48.8 million and US$44.6 million, respectively. The number of customers with revenue contribution to us was 10 for the six months ended September 30, 2024, 12 for the fiscal year ended March 31, 2024 and 12 for the fiscal year ended March 31, 2023. For the fiscal year ended March 31, 2024, the number of our projects contributing revenue was 16, among which 6 projects contributed revenue of over US$3 million each. In particular, a public project with an initial contract sum of over HK$290 million (US$37.1 million) contributed revenue of over HK$120 million (US$15.4 million) of revenue for the year.

According to Migo, the gross value of civil engineering works performed by main contractors in the civil engineering industry of Hong Kong recorded an overall incline from approximately HK$119.4 billion in 2018 to HK$151.4 billion in 2023, representing a CAGR of approximately 4.9%. The rollout and commencement of projects such as Kwu Tung North and Fanling North of New Development Area, Kau Yi Chau Artificial Island under the Lantau Tomorrow Vision, Tung Chung New Town Extension in the coming few years, shall sustain demand for civil engineering works. Driven by (i) continuous government funding support to promote productivity, uplifting built quality, improving site safety and enhancing environmental performance; (ii) the Government’s continuous effort in enhancing rail connectivity, which requires extensive civil engineering works; (iii) rapid advancement in technology to optimize productivity and reduce costs such as the building information management and industrialized building system, it is expected that the Hong Kong civil engineering industry will continue to grow.

Our Competitive Strengths

We believe that the following strengths have contributed to our success and differentiate us from our peers:

•        Established track record

•        Stable relationship with customers

•        Experienced and dedicated management team

•        Stringent quality control

Our Growth Strategies

Our principal growth strategies include further strengthening our market position and increasing our market share in the Hong Kong civil engineering industry. We intend on achieving this growth by actively seeking new opportunities from our existing customer base as well as new potential customers. To achieve these goals, we plan on implementing the following strategies:

•        Enhance competitiveness and expanding our market share

•        Acquire machinery to enhance our capacity

•        Enhancing our brand

Corporate History and Structure

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Kin Chiu Engineering Limited.

Kin Chiu Engineering Limited was incorporated in Hong Kong on April 24, 2012. Mr. Ngo Chiu Lam has been a shareholder and director of Kin Chiu Engineering Limited since its incorporation.

Skyline Builders (BVI) Holding Limited was incorporated on June 27, 2024 under the laws of the British Virgin Islands, as an intermediate holding company.

On July 24, 2024, Skyline Builders (BVI) Holding Limited acquired 7,450,000 shares, being the entire issued share capital, of Kin Chiu Engineering Limited from Mr. Ngo Chiu Lam at the consideration of HK$1. Subsequent to the transfer, Kin Chiu Engineering Limited became an indirect wholly-owned subsidiary of the Company.

On July 24, 2024, Supreme Development (BVI) Holdings Limited proposed to surrender 4,973,495,000 ordinary shares to the Company for cancellation, and the Company approved the surrender and cancellation of such shares on the same day. Subsequent to the surrender, the Company is wholly owned as to 26,505,000 ordinary shares by Supreme Development (BVI) Holdings Limited.

On July 24, 2024, the Company passed board resolutions and shareholder resolutions to re-designate (a) 4,923,495,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 4,923,495,000 Class A Ordinary Shares of par value of US$0.00001 each; and (b) 50,000,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 50,000,000 Class B Ordinary Shares of par value of US$0.00001 each, and re-designate a total of 26,505,000 issued ordinary shares of par value of US$0.00001 owned by Supreme Development (BVI) Holdings Limited) each into 26,505,000 Class A ordinary shares of par value of US$0.00001 each. Subsequent to the re-designation, the Company is owned as to 26,505,000 Class A Ordinary Shares by Supreme Development (BVI) Holdings Limited. Simultaneously, the Company issued 1,995,000 Class B ordinary shares of par value of US$0.00001 each to Supreme Development (BVI) Holdings Limited. On the same day, the Company also adopted an amended and restated memorandum and articles of association.

On July 30, 2024, Supreme Development (BVI) Holdings Limited entered into Sale and Purchase Agreements with Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Pursuant to the Sales and Purchase Agreements, Supreme Development (BVI) Holdings Limited is to sell, and Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited are to acquire, 4.90%, 4.90%, 4.90%, 4.80%, 4.80% and 4.70% of the issued Class A equity interests in Skyline Builders Group Holding Limited, at the consideration of US$292,456, US$292,456, US$292,456, US$286,488, US$286,488 and US$280,519, respectively. On the same date, Supreme Development (BVI) Holdings Limited executed the instrument of transfers whereby Supreme Development (BVI) Holdings Limited have transferred 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares, out of its 26,505,000 Class A Ordinary Shares, to Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Subsequent to the transfers, Skyline Builders Group Holding Limited is owned as to (i) 18,818,550 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares by Supreme Development (BVI) Holdings Limited; and (ii) 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares by Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively.

On October 9, 2024, the Company adopted a second amended and restated memorandum and articles of association.

On January 23, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as representative of the underwriters named therein (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment underwriting public offering (the “Offering”) an aggregate of 1,500,000 Class A Ordinary Shares, par value US$0.00001 per share, at a public offering price of US$4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 225,000 Class A Ordinary Shares to cover over-allotment, if any. The Class A Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-282720), filed with the SEC, which was declared effective by the SEC on December 31, 2024.

On January 24, 2025, the Company closed its initial public offering of 1,500,000 of the Company’s Class A Ordinary Shares. Under the terms of the Underwriting Agreement, the Company sold a total of 1,500,000 Class A Ordinary Shares at an offering price of US$4.00 per Ordinary Share for gross proceeds of US$6.0 million. A final prospectus relating to the Offering was filed with the SEC on January 24, 2025.

On February 6, 2025, Dominari Securities LLC, as the representative of the underwriters in the initial public offering of the Company, exercised its option to purchase an additional 225,000 Class A Ordinary Shares of the Company at a price of US$4.00 per share, before deducting underwriting discounts. The closing for the sale of the over-allotment shares took place on February 10, 2025. The gross proceeds of the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totaled approximately US$6.9 million, before deducting underwriting discounts and other related expenses.

Corporate Structure

The chart below illustrates our corporate structure and identifies our subsidiaries:

Supreme Development (BVI) Holdings Limited
British Virgin Islands
Other Existing Shareholders (1)
Public Shareholding
66.66% Class A; 100% Class B
27.23% Class A
6.11% Class A
Skyline Builders Group Holding Limited
Cayman Islands
100%
Skyline Builders (BVI) Holding Limited
British Virgin Islands
100%
Kin Chiu Engineering Limited
Hong Kong

____________

(1)      As of the date of this prospectus, there are 6 (six) shareholders of record that have shareholding less than 5%

Transfers of Cash to and from our Subsidiaries

Skyline Builders Group Holding Limited is a holding company with no operations of its own. It conducts its operation in Hong Kong through its Operating Subsidiary, Kin Chiu Engineering Limited. Our Company relies on dividends or payments to be paid by its Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses.

Our Company is permitted under the laws of the Cayman Islands to provide funding to its Operating Subsidiary in Hong Kong through loans and/or capital contributions without restrictions on the amount of the funds. Kin Chiu Engineering Limited is also permitted under the laws of Hong Kong to provide funding to our Company, through dividend distributions or payments, without restrictions on the amount of the funds. There are no restrictions or limitation on our ability to distribute earnings by dividends from our subsidiaries, to our Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the BCA and our Amended Memorandum and Articles, our board of directors may, by resolution of directors, authorize and declare a dividend to shareholders at such time and in such amount as they think fit if they are satisfied, on reasonable grounds, that immediately following our Company will be able to pay our debts as they become due in the ordinary course of business. According to the Companies Ordinance of Hong Kong (Chapter 622 of the Laws of Hong Kong), a Hong Kong company may only make a distribution out of profits available for distribution. We did not adopt or maintain any cash management policies and procedures as of the date of this prospectus. There is no further Cayman Islands or Hong Kong statutory restriction on the amount of funds which may be distributed by us by dividend. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by our Hong Kong subsidiaries to us.

Our Company is a Cayman Islands company, and our Operating Subsidiary is a Hong Kong company. There are no restrictions on foreign exchange and there are no limitations on the abilities of our Company to transfer cash to or from our Operating Subsidiary, or to investors under Hong Kong law. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between our Company and its subsidiaries, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries to our Company and U.S. investors and amounts owed. Since the only transfer of cash among our Company and our Operating Subsidiary were in the form of dividends and there are no limitations on the abilities of the Company to transfer cash to or from its subsidiaries or to investors under Hong Kong law, our Company has not established cash management policies that dictate how funds are transferred.

We do not have any present plan to declare or pay any dividends on our Class A or Class B Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks related to our Corporate Structure — We will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.” on page 18, and the audited combined financial statements and the accompanying footnotes beginning on F-2 of this prospectus, for more information.

Risk Factors Summary

We face risks and uncertainties relating to our business and operation, including, but not limited to the following:

Risks Related to Our Business and Industry

•        Our performance depends on market conditions and trends in the civil engineering industry and if there is any slowdown in the development of infrastructure in Hong Kong, the availability of civil engineering projects in Hong Kong may decrease significantly.

•        Our revenue is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses.

•        Our cost of revenue has historically fluctuated. If we experience any significant increase in cost of revenue, our gross profit margin might decrease and our business operations and financial position might be materially and adversely affected.

•        The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers.

•        Any material inaccurate cost estimation or cost overruns may adversely affect our financial results.

•        If we do not comply with certain laws, we could be suspended or debarred contracting, which could have a material adverse effect on our business.

•        Unsatisfactory performance by our subcontractors or unavailability of subcontractors may adversely affect our operation and profitability.

•        We depend on third parties for supply of materials to operate our business.

•        We may not be able to compete favourably in our highly competitive industry.

•        During the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023, our five largest customers accounted for a significant portion of our total revenue.

•        Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

•        We may not be able to implement our business plans effectively to achieve future growth.

•        Our continued success requires us to hire, train and retain qualified personnel and subcontractors in a competitive industry.

•        Failure to complete our projects on a reliable and timely basis could materially affect our reputation, our financial performance or may subject us to claim.

•        Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

•        Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

•        We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favourable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

•        We are subject to credit risk in relation to the collectability of our trade receivables and contract assets.

•        We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiary.

•        Our significant shareholder has considerable influence over our corporate matters.

•        Our significant shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

•        If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed.

•        We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

•        Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing, our projects.

•        Failure to maintain safe construction sites and/or implement our safety management system may lead to the occurrence of personal injuries, property damages, fatal accidents or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

•        There is no assurance that we will be able to renew our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

•        We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business. In particular, there may be potential employees’ compensation claims and personal injury claims.

•        Our insurance coverage may not be adequate to cover potential liabilities.

•        Possible difficulty in recruiting sufficient labour or significant increase in labour costs may hinder our future business strategies.

•        Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Class A Ordinary Shares.

•        Our business is susceptible to government policies and macroeconomic conditions.

•        We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts.

•        Cybersecurity incidents could disrupt our business operations, which could result in the loss of critical and confidential information, and harm our business.

•        Certain economic and business factors and their impacts on the construction industry and other general macroeconomic factors, including unemployment, energy prices and interest rates that are largely beyond our control may adversely affect business and our results of operations.

Risks Related to Doing Business in Hong Kong

•        Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

•        The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary in Hong Kong.

•        Nasdaq may apply additional and more stringent criteria for our continued listing.

•        If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

•        The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

Risks Related to this Offering and Ownership of Our Class A Ordinary Shares

•        The sale of a substantial amount of Class A Ordinary Shares in the public market could adversely affect the prevailing market price of our Class A Ordinary Shares.

•        We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

•        The dual-class share structure may adversely affect the trading market for the Class A Ordinary Shares.

•        We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

•        We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

•        Class A Ordinary Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

•        Future sales, or the perception of future sales, by us or our shareholder in the public market following this Offering could cause the market price for our Class A Ordinary Shares to decline.

•        The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid.

•        We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

•        Future issuances or sales, or perceived issuances or sales, of substantial amounts of Class A Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Class A Ordinary Shares and our ability to raise capital in the future.

•        Future financing may cause a dilution in your shareholding or place restrictions on our operations.

•        We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the prospectus.

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

•        It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong.

•        We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

•        There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

•        We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

•        New climate-related disclosure obligations in proposed SEC rule amendments could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs.

•        We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

Licenses

As of the date of this prospectus, Kin Chiu Engineering Limited is (i) an Approved Contractor under the category of Roads and Drainage (Group B (Probation)) of the Approved Contractors List maintained by the Development Bureau of Hong Kong; and (ii) a Registered Subcontractor under foundation and piling (sheet piles), general civil works (roadworks, road drainage and sewer and waterworks), other finishing trades and components (signage and graphics) and hoarding of the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong. We have obtained all licenses required for carrying on our business activities for the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023 and as at the date of this prospectus.

Regulatory Development in the PRC

We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned Operating Subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” for further details.

We may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong in this regard. Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

•        could result in a material change in our operations and/or the value of our Class A Ordinary Shares;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and

•        may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Most of our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong Operating Subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors. See “Risk Factors — Most of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiary and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.” for further information.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The Management understands that as of the date of this prospectus, the Group has no operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares.

We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by David Fong & Co., our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and its Operating Subsidiary, are not required to obtain any permissions or approvals from Hong Kong authorities for the continued listing of our Class A Ordinary Shares in the U.S. and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. Most of our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. As of the date of this prospectus, the Operating Subsidiary received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by David Fong & Co. that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiary currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities for the continued listing of our Class A Ordinary Shares in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

As of the date of this prospectus, Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas. Hong Kong does not have similar regulation as of the Trial Measures and the Guidance Rules and Notice, and Measures for Cybersecurity Review of the PRC. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

We also may face risks relating to the lack of Public Company Accounting Oversight Board (the “PCAOB”) inspection on our auditor, which may cause our securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Securities and Exchange Commission (the “SEC”) determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted. The delisting or the cessation of trading of our Class A Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, SRCO, C.P.A., Professional Corporation, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in the second half of 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in East Amherst, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2023. However, the recent developments would add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Corporate Information

Our registered office is Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands and our principal office is Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong. The telephone number of our principal office is +852-2811-9688. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is http://kinchiu.com/. Information contained on our website does not constitute part of this prospectus.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

As a company with less than US$1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

•        the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

•        reduced executive compensation disclosure; and

•        an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal controls over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

•        the last day of our fiscal year during which we have total annual revenue of at least US$1.235 billion;

•        the last day of our fiscal year following the fifth anniversary of the closing of the initial public offering;

•        the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; or

•        the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•        Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

We are also a foreign private issuer. Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

•        the majority of our executive officers or directors are U.S. citizens or residents;

•        more than 50% of our assets are located in the United States; or

•        our business is administered principally in the United States.

In determining whether more than 50% of our outstanding voting securities are held by U.S. residents, we will examine the record ownership of brokers, dealers, banks, or nominees holding securities for the accounts of their customers and any beneficial ownership reports or other information available to us in the U.S. and Cayman Islands (our home jurisdiction). If more than 50% of our outstanding voting securities (i.e. sum of outstanding Class A Ordinary Shares and Class B Ordinary Shares, each counting as one share) are held by U.S. residents and any of the above three circumstances apply, we would cease to be a foreign private issuer.

Implications of Being a Controlled Company

We are a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Ngo Chiu Lam, through his wholly owned entity Supreme Development (BVI) Holdings Limited, owns approximately 66.66% of our outstanding Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares, representing 86.19% of the aggregate total voting power of our total issued and outstanding share capital. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers.

Conventions Which Apply to this Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

•        “Amended Memorandum and Articles” refers to our second amended and restated memorandum of association and articles of association adopted by special resolution passed on October 9, 2024;

•        “Audit Committee” refers to the audit committee of our Board of Directors;

•        “Board” or “Board of Directors” refer to the board of Directors of our Company;

•        “Class A Ordinary Shares” refers to Skyline Builders Group Holding Limited’s Class A ordinary shares with par value of US$0.00001 each;

•        “Class B Ordinary Shares” refers to Skyline Builders Group Holding Limited’s Class B ordinary shares with par value of US$0.00001 each;

•        “China” or the “PRC” refers to the People’s Republic of China, including Hong Kong and Macau. For reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong and Macau;

•        “Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

•        “Directors” refers to the directors of our Company;

•        “Executive Officers” refers to the executive officers of our Company;

•        “Government” refers to the government of Hong Kong;

•        “Hong Kong” refers to Hong Kong Special Administrative Region, People’s Republic of China;

•        “Migo” refers to Migo Corporation Limited, an independent market research agency, which is an independent third party;

•        “Nominating and Corporate Governance Committee” refers to the nominating corporate governance committee of our Board of Directors

•        “Offering” refers to the initial public offering of Skyline Builders Group Holding Limited;

•        “Operating Subsidiary” refers to Kin Chiu Engineering Limited;

•        “our Group” or “the Group” refers to Skyline Builders Group Holding Limited and its subsidiaries;

•        “SEC” refers to the U.S. Securities and Exchange Commission;

•        “we”, “us”, “our Company”, “our” or “the Company” refers to Skyline Builders Group Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and in the context of describing its operation and business, its subsidiaries;

•        “H.K. dollar”, “H.K. dollars”, or “HK$” refers to the legal currency of Hong Kong;

•        “U.S. dollar”, “U.S. dollars”, “dollars”, “USD”, “US$” or “$” refers to the legal currency of the United States.

The expressions “associated company,” “related corporation” and “subsidiary” shall have the respective meanings ascribed to them in the Companies Act, as the case may be.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless the context otherwise requires, a reference to “we,” “our,” “us,” “our Group” or the “Company” or their other grammatical variations is a reference to Skyline Builders Group Holding Limited and its subsidiaries taken as a whole.

Certain of our customers and suppliers are referred to in this prospectus by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

Market and Industry Data

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Presentation of Financial and Other Information

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with U.S. GAAP.

All references in this prospectus to “U.S. dollars,” “US$,” “$” and “USD” refer to United States dollar(s), the legal currency of the United States of America, and all references to “HKD,” or “Hong Kong Dollar” refer to Hong Kong dollar(s), the legal currency of Hong Kong. Unless otherwise indicated, all references to currency amounts in this prospectus are in USD. The Company is a holding company with operations exclusively conducted in Hong Kong through its Hong Kong operating subsidiary, of whose reporting currency is Hong Kong Dollar. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from HKD to U.S. dollars and from U.S. dollars to HKD in this prospectus were calculated at US$1= HKD7.8058 for the six months ended September 30, 2024 or as of September 30, 2024, US$1= HKD7.8332 for the six months ended September 30, 2023 or as of September 30, 2023, US$1= HKD7.8263 for the year ended March 31, 2024 or as at March 31, 2024 and US$1=HKD7.8412 for the year ended March 31, 2023 or as at March 2023. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

The Offering

Class A Ordinary Shares offered by the Selling Shareholders:	Up to 7,686,450 Class A Ordinary Shares
Shares outstanding before and after this Offering:	30,225,000 Ordinary Shares, consisting of 28,230,000 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares.
Use of proceeds:

All net proceeds from the sale of the Class A Ordinary Shares offered by this prospectus will go to the Selling Shareholders, and we will not receive any proceeds from the sale of these shares. See “Plan of Distribution” of this prospectus for additional information

Nasdaq Capital Market Symbol	SKBL
Risk factors:	See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Class A Ordinary Shares.
Transfer Agent:	VStock Transfer, LLC

RISK FACTORS

An investment in our Class A Ordinary Shares involves various risks. Prospective investors should carefully consider and evaluate each of the following considerations and all other information set forth in this prospectus before deciding to invest in our Class A Ordinary Shares. The following section describes the significant risks that could directly or indirectly affect us and the value or trading price of our Class A Ordinary Shares. The risk factors that are material to investors in making an informed judgment have been set out below. If any of the following considerations and uncertainties develops into actual events, our business, financial condition, results of operations and prospects could be materially and adversely affected. In such cases, the trading price of our Class A Ordinary Shares could decline and investors may lose all or part of their investment in our Shares. Prospective investors are advised to apprise themselves of all factors involving the risks of investing in our Class A Ordinary Shares from their professional advisers before making any decision to invest in our Class A Ordinary Shares.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus. See section titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Corporate Structure

We will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.

Skyline Builders Group Holding Limited is a holding company, and we will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate we will retain any earnings to support operations and to finance the growth and development of our business. If the Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Please refer to the section titled “Dividend Policy” for more information.

According to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, such company’s liabilities do not exceed its assets and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong taxation.” The PRC laws and regulations do not currently have any material impact on transfers of cash from Skyline Builders Group Holding Limited to our Operating Subsidiary or our Operating Subsidiary to Skyline Builders Group Holding Limited, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Class A Ordinary Shares.

Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our Operating Subsidiary, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as our Operating Subsidiary and Skyline Builders Group Holding Limited, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event we or our Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiary might be subject to fines, experienced evaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our Operating Subsidiary’s operations and/or a material change in the value of our Class A Ordinary Shares, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies on August 8, 2006, and amended on June 22, 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Oversea Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) (the “Draft Administrative Regulations”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively the “Draft Rules on Overseas Listing”, for public opinion.

Skyline Builders Group Holding Limited is a holding company incorporated in the Cayman Islands with one operating subsidiary based in Hong Kong, as of the date of this prospectus, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong and our chief executive officer, chief financial officer and all members of the board of directors of Skyline Builders Group Holding Limited are based in Hong Kong are not mainland China citizens and all of our revenues and profits are generated by our subsidiary in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial

Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).Therefore, we believe, as of the date of this prospectus, the CSRC’s approval or review is not required for the listing and trading of our Class A Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

Most of our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. We are aware that recently, in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors.

In addition, on December 28, 2021, the Measures were published and became effective February 15, 2022, and require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business and this Offering in the future. As of the date of this prospectus, our Operating Subsidiary does not have any mainland China individuals as clients. However, our Operating Subsidiary may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include mainland China individuals in the future. As of the date of this prospectus, we do not expect the Measures to have an impact on our business, operations or this Offering to subject us or our Operating Subsidiary to permission requirements from the CAC or any other government agency that is required to approve our subsidiary’s operations, as we do not believe we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our subsidiary’s business operations and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiary might be covered by permission from the CAC or any other government agency that is required to approve our subsidiary’s operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains uncertain what the potential impact such modified or new laws and regulations will have on our subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete this Offering or cause the value of our Class A Ordinary Shares to significantly decline or become worthless. As of the date of this prospectus, there are no commensurate laws or regulations in Hong Kong which result in similar significant oversight over data security for companies seeking to offer securities on a foreign exchange. However, we cannot guarantee that, if, in the future, such laws or regulations were issued in Hong Kong, we would be compliant with such laws or regulations in a timely manner or at all. In addition, we may have to spend significant time and costs to become compliant. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the relevant regulatory authorities, and our ability to conduct our business, or offer securities on a U.S. or other international securities exchange may be restricted. As a result of the foregoing, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The Management understands that as of the date of this prospectus, the Group has no operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by David Fong & Co., our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and its subsidiary, our Operating Subsidiary, are not required to obtain any permissions or approvals from Hong Kong authorities for the continued listing of our Class A Ordinary Shares in the U.S. and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiary or denied by any relevant authorities. Most of our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. As of the date of this prospectus, our Operating Subsidiary have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by David Fong & Co. that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiary currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities for the continued listing of our Class A Ordinary Shares in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

As of the date of this prospectus, Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas. Hong Kong does not have similar regulation as of the Trial Measures and the Guidance Rules and Notice, and Measures for Cybersecurity Review of the PRC. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Most of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiary and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting our subsidiary in Hong Kong by the Hong Kong government could result in a material change in our Operating Subsidiary’s operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change with little advance notice. For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it began an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that company’s app be removed from smartphone app stores. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Furthermore, given the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government in 2022 and 2023, including the Measures, the PRC Personal Information Protection Law and the Trial Measures have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. We could be subject to approval or review by Chinese regulatory authorities to pursue this offering. We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a VIE structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Risks Related to Our Business and Industry

Our performance depends on market conditions and trends in the civil engineering industry and if there is any slowdown in the development of infrastructure in Hong Kong, the availability of civil engineering projects in Hong Kong may decrease significantly.

For the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023, the majority of our revenue was derived from civil engineering projects in Hong Kong. The future development of the civil engineering industry and the availability of civil engineering projects in Hong Kong largely depend on the continued development of infrastructure by the Government of Hong Kong. The nature, extent and timing of available civil engineering projects will be determined by an interplay of a variety of factors, including the Government’s policies on the infrastructure development in Hong Kong, its land supply and public housing policy, the investment and budget of the Government of Hong Kong and the general conditions and prospects of Hong Kong’s economy. These factors may affect the availability of civil engineering projects in Hong Kong.

If there is any slowdown in the development of infrastructure by the Government in Hong Kong, there is no assurance that the availability of civil engineering projects in Hong Kong would not decrease significantly and our business and financial position and prospect may be adversely and materially affected.

Our revenue is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses.

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023, we secured new businesses mainly through invitation for tender by customers or through submitting tenders directly to the Government of Hong Kong responsible for the projects. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

Our cost of revenue has historically fluctuated. If we experience any significant increase in cost of revenue, our gross profit margin might decrease and our business operations and financial position might be materially and adversely affected.

Our revenue is typically derived from projects, with each contract sum being determined with reference to tender price that are formulated based on a certain mark-up over our estimated costs. Pricing of our services is determined on a case-by-case basis and is dependent on various factors, which generally include (i) the scope of services; (ii) the price trend for the types of subcontracting services as well as the materials required; (iii) the complexity and the location of the project; (iv) the estimated quantity and type of equipment required; (v) the completion time requested by our customers; and (vi) the availability of human and financial resources. We will review the cost budget from time to time. If the actual cost is higher than originally budgeted, it may reduce our profit margin and affect our financial performance. If we fail to keep the costs within the initial budget, our business operation and financial results may be adversely affected.

The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers.

Our customers may request additional, reduction or alteration of works beyond the scope of the contract during project implementation by placing variation orders with us. The aggregate amount of revenue that we are able to derive from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue derived from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023.

Any material inaccurate cost estimation or cost overruns may adversely affect our financial results.

When determining our tender price, our management would estimate the time and costs involved in a project taking into account (i) the scope of services; (ii) the price trend for the types of subcontracting services as well as the materials required; (iii) the complexity and the location of the project; (iv) the estimated quantity and type of equipment required; (v) the completion time requested by our customers; and (vi) the availability of human and financial resources.

There is no assurance that the actual amount of time and costs incurred during the performance of our projects would not exceed our estimation. The actual amount of time and costs incurred in completing a project may be adversely affected by many factors, including unforeseen site conditions, adverse weather conditions, accidents, non-performance by our subcontractors, unexpected significant increase in costs of materials agreed to be borne by us, unexpected increase in the amount of rectification works requested by our customers and other unforeseen problems and circumstances. Any material inaccurate estimation in the time and costs involved in a project may give rise to delays in completion of works and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability and liquidity. We typically bear the risk of delays and cost overruns in our projects and we are generally unable to pass these costs to our customers.

If we do not comply with certain laws, we could be suspended or debarred contracting, which could have a material adverse effect on our business.

Various statutes to which our operations are subject, such as Factories and Industrial Undertakings Ordinance (Cap. 59 of the Laws of Hong Kong), Construction Site (Safety) Regulations (Cap. 59I of the Laws of Hong Kong), Factory and Industrial Undertakings (Safety Officers and Safety Supervisors) Regulations (Cap. 59Z of the Laws of Hong Kong), Factories and Industrial Undertakings (Safety Management) Regulations (Cap. 59AF of the Laws of Hong Kong) and Occupational Safety and Health Ordinance (Cap. 509 of the Laws of Hong Kong), which deal with the health and safety during the construction process and various other statutes provide for discretionary suspension and/or debarment in certain circumstances.

The scope and duration of any suspension or debarment may vary depending upon the facts of a particular case and the statutory or regulatory grounds for debarment. Any suspension or debarment from contracting will have a material adverse effect on our financial condition, results of operations or liquidity.

Unsatisfactory performance by our subcontractors or unavailability of subcontractors may adversely affect our operation and profitability.

We engage subcontractors from time to time to perform a part of the site work under our supervision. In order to control and ensure the quality and progress of the works of our subcontractors, we select subcontractors based on quality of their service, their qualifications and experience relevant to the project, skills and technique required for the project, the prevailing market price, the delivery time, their availability and fee quotations. There is no assurance that the work quality of our subcontractors can always meet our requirements. We may be affected by the non-performance, inappropriate or poor quality of works rendered by our subcontractors. Such events could impact upon our profitability, financial performance and reputation. In addition, there is no assurance that we will always be able to secure services from suitable subcontractors when required, or be able to negotiate acceptable fees and terms of service with subcontractors. In such event, our operation and financial position may be adversely affected.

In the event that our subcontractors fail to follow the safety guidelines and other requirements imposed by our customers, we may be liable to pay to our customers the expenses and penalties incurred by them. Although we are entitled to be compensated by our subcontractors in relation to such penalties under the subcontracting agreement, we may not be able to claim from such subcontractors in order to maintain a stable relationship with our major subcontractors. In such event, we may be subject to additional costs and penalties incurred by our subcontractors in relation to their failure to comply with the safety procedures and other requirements imposed by our customers.

We depend on third parties for supply of materials to operate our business.

We purchase materials from our suppliers for the provision of our services. The major types of materials sourced from our suppliers included concrete, steel and consumables. We cannot assure you that our favorable working relationships with our suppliers will continue in the future. In addition, there have historically been periods of supply shortages in our industry.

The inability to purchase materials could severely impact our business. If our suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages or distribution problems, our business, financial condition, results of operations, liquidity and cash flows could be materially and adversely affected.

We may not be able to compete favorably in our highly competitive industry.

Some of our competitors may have certain advantages, including but not limited to having long operating history, better financing capabilities and well-developed technical expertise. New participants may wish to enter the industry provided that they have the appropriate skills, local experience, necessary equipment, capital and they are granted the requisite licenses or approvals by the relevant regulatory bodies. Any significant increase in competition may result in lower operating margins and loss of market share, which may adversely affect our profitability and operating results.

During the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023, our five largest customers accounted for a significant portion of our total revenue.

A significant portion of our revenue was derived from a limited number of customers. Our five largest customers for the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023 accounted for approximately 95.9%, 84.9% and 84.2% of our revenue in the corresponding periods, respectively. In particular, one of our top customers contributed approximately 41.5%, 33.4% and 39.8% of our total revenue for the fiscal years ended March 31, 2024 and 2023. We were engaged by our customers on a project-by-project basis. There is no assurance that we will continue to obtain contracts from our major customers in the future. If there is a significant decrease in the number of projects awarded by our major customers, and we are unable to secure suitable projects of a comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected.

Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

Our operations are subject to stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations, including: the acquisition of a permit or other approval before conducting regulated activities; the restriction of the types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of activities on certain lands lying within wilderness, wetlands, and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations.

A number of government authorities have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil, or criminal penalties, natural resource damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

Certain environmental laws impose strict liability (i.e., no showing of “fault” is required) or joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or third-party facilities that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. Furthermore, the existence of contamination at properties we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we do not comply with environmental laws or challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from our operations’ environmental, health, and safety impacts. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in protecting the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to our industry could continue, resulting in increased costs of doing business and consequently affecting profitability.

We may not be able to implement our business plans effectively to achieve future growth.

Our expansion plan is based upon a forward-looking assessment of market prospects of the civil engineering industry in Hong Kong and there is no assurance that such assessment will always turn out to be correct or that it will be able to grow our business as planned. Expansion plans may be affected by a number of factors beyond our control. Such factors include, but are not limited to, changes in economic conditions in Hong Kong, changes in supply and demand for our civil engineering services and government regulations in relation to the civil engineering industry. Our future growth depends on our ability to improve our administrative, technical and operational infrastructure. As the business expands, we may encounter a range of difficulties in managing our business, such as difficulties (i) generating sufficient liquidity internally or obtaining external financing for capital needs, and (ii) allocating its resources and managing its relationships with a growing number of customers, suppliers and other business partners. There can be no assurance that future growth will materialize or that we will be able to manage future growth effectively, and failure to do so would have a material adverse effect on our business, financial position and results of operations.

Our continued success requires us to hire, train and retain qualified personnel and subcontractors in a competitive industry.

The success of our business depends upon our ability to attract, train and retain qualified, reliable personnel, including, but not limited to, our executive officers and key management personnel, such as Mr. Ngo Chiu Lam and Mr. Chun Man Lo. Additionally, the successful operation of our business depends upon project management personnel, other employees and qualified subcontractors who possess the necessary and required experience and expertise and who will perform their respective services at a reasonable and competitive rate. Competition for these and other experienced personnel is intense. As a result, it may be difficult to attract and retain qualified individuals with the requisite expertise and in the timeframe demanded by our clients.

In addition, the cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing can present difficulties matching our workforce size with our contracts. If an expected contract award is delayed or not received, we could incur costs resulting from excess staff or redundancy of facilities that could have a material adverse impact on our business, financial conditions and results of operations.

Failure to complete our projects on a reliable and timely basis could materially affect our reputation, our financial performance or may subject us to claim.

The contracts with our customers generally contain a liquidated damages clause under which we are liable to pay liquidated damages to our customers if we are unable to deliver or perform the contractual works within the time specified in the contract. Liquidated damages are generally determined on the basis of a fixed sum per day.

Delay in a project may occur from time to time due to various unforeseen factors such as shortage of manpower, delays by subcontractors, industrial accidents, and delay in delivery of materials. If there is any delay on our part in completion of a project, we may be liable to pay liquidated damages under the contract. There is no assurance that there will not be any delay in our existing and future projects resulting in claims in relation to liquidated damages, which in turn will have adverse impact on our reputation, business, financial condition and results of operations.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations.

Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents, and our safety programs’ effectiveness. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

We have engaged Migo to prepare a commissioned industry report that analyzes the Hong Kong construction industry. Information and data relating to the Hong Kong construction industry have been derived from Migo’s industry report. Statistical data included in the Migo report also include projections based on a number of assumptions. The construction industry may not grow at the rate projected by market data, or at all. Any failure of the Hong Kong construction industry to grow at the projected rate may have a material adverse effect on our business and the market price of our Class A Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in the Migo report or any third-party publications and reports Migo has relied on in preparing its report. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions and conditions in our business and our operating results. Those factors may affect our efforts to arrange additional financing on terms acceptable to us.

Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon credit facilities may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, resulting in loss of market share, each of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of March 31, 2024 and 2023, we and our independent registered public accounting firm identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; and ii) appointing independent directors, establishing an audit committee and strengthening corporate governance.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Class A Ordinary Share price may decline and we may be unable to maintain compliance with the NASDAQ Listing Rules.

We are subject to credit risk in relation to the collectability of our trade receivables and contract assets.

A contract asset represents our right to consideration from customers in exchange for the provision of civil engineering works that we have transferred to the customers that is not yet unconditional. Contract assets arise when we have provided the civil engineering works under the relevant contracts but the works have yet to be certified by architects, quantity surveyors or other representatives appointed by the customers and/or our right to payment is still conditional on factors other than passage of time. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point when our right to payment becomes unconditional other than passage of time.

There is no assurance that we will be able to bill all or any part of contract assets for our services completed according to the payment terms of the contracts and there is no assurance that the retention monies will be released by our customers to us on a timely basis and in full accordingly. Further, there can be no assurance that our customers will settle our invoices on time and in full. In the event that we are unable to collect a substantial portion of our trade receivables within the payment terms or at all, our cash flows and financial positions will be adversely affected. Any difficulty in collecting a substantial portion of our trade receivables and contract assets could materially and adversely affect our cash flows and financial positions.

We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiary.

We are dependent on the income generated by our Operating Subsidiary in order to make distributions and dividends on the shares. The amount of distributions and dividends, if any, which may be paid to us from our Operating Subsidiary will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our Operating Subsidiary do not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

Our significant shareholder has considerable influence over our corporate matters.

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. In no event shall Class B Ordinary Shares be convertible into Class A Ordinary Shares. Provided that such transfer complies with applicable Nasdaq Listing Rules, our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Listing Rules or in any other form approved by our directors, executed where she Shares are Fully Paid, by or on behalf of that shareholder; and where the Shares are partly paid, by or on behalf of that shareholder and the transferee. Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which our Company has a lien.

Mr. Ngo Chiu Lam, our Chairman and Chief Executive Officer, through Supreme Development (BVI) Holdings Limited, beneficially owns and controls 18,818,550 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares that correspond to 86.19% of the aggregate voting power of our issued and outstanding Ordinary Shares. As a result of the dual-class share structure and the concentration of ownership, Mr. Lam will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our significant shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholder has, considerable influence over our corporate matters, his interests may differ from the interests of our company as a whole. The shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Our future marketing efforts will likely require us to incur additional expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increase in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing, our projects.

Our operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions in our operations and adversely affect our business. These include epidemics, natural disasters, fire, adverse weather conditions, political unrest, wars and terrorist attacks. Any such events could cause us to reduce or halt our operation, adversely affect our business operation, increase our costs and/or prevent us from completing our projects, any one of which could materially and adversely affect our business, financial condition and results of operations.

In such an event, our business operations may also be severely disrupted due to a negative impact on investor confidence and risk appetites, the fund-raising activities of issuers and proposed listing applicants, the macroeconomic conditions as well as the financial conditions in Hong Kong. Our business operations, financial condition as well as our fund-raising activities as contemplated by this prospectus may be materially and adversely affected as a result.

Failure to maintain safe construction sites and/or implement our safety management system may lead to the occurrence of personal injuries, property damages, fatal accidents or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

Due to the nature of works in construction sites, risks of accidents or injuries to workers are inherent. Notwithstanding our occupational health and safety measures that are required to be followed by our employees and employees of our subcontractors, accidents leading to personal injuries, property damages and/or fatal accidents remain an inherent risk at work sites. There is no assurance that there will not be any violation of our safety measures or other related rules and regulations by our employees or employees of our subcontractors. Any such violation may lead to higher probability of occurrences, and/or increased seriousness, of personal injuries, property damages and/or fatal accidents at work sites, which may materially and adversely affect our business operations as well as our financial position to the extent not covered by insurance policies. Also, failure to maintain safe construction sites and/or to implement safety management measures resulting in the occurrence of serious personal injuries or fatal accidents may lead to negative publicity and/or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council, which in turn adversely affect our reputation, financial position and results of operation.

In addition, any personal injuries and/or fatal accidents to our employees and employees of our subcontractors may lead to claims or other legal proceedings against us. Any such claims or legal proceedings could adversely and materially affect our financial position to the extent not covered by insurance policies. Also, notwithstanding the merits of any such claims or legal proceedings, we need to divert management resources and incur extra costs to handle these matters. Any such claims or legal proceedings could therefore have a material and adverse impact on our business operations.

Although the risks of accidents or injuries to workers are inherent due to the nature of works in the construction industry, such accident record may adversely affect our industry reputation, which may in turn affect our prospect of receiving tender invitations from potential new customers or being awarded with future tenders from both our existing and potential new customers. Furthermore, we may have to incur additional costs to strengthen our safety management measures, such as recruiting additional safety supervision staff, which may have an adverse impact on our profitability.

There is no assurance that we will be able to renew our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

Subcontractors engaged under public sector projects initiated by the Government are generally required to possess registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council. Renewal of registration under the Registered Specialist Trade Contractors Scheme is required every three or five years and is generally subject to certain technical and relevant industry experience requirements. There is no assurance that we will be able to renew such registration every time in the future. In the event of non-renewal of such registration, our reputation, our ability to obtain future businesses, and our business and financial position and prospects could be materially and adversely affected.

We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business. In particular, there may be potential employees’ compensation claims and personal injury claims.

We may be involved in claims and litigations in respect of various matters from our customers, subcontractors, workers and other parties concerned with our works from time to time. Such claims may include in particular employees’ compensation claims and personal injury claims in relation to personal injuries suffered by workers as a result of accidents arising out of and in the course of employment of the injured workers. There is no assurance that we will not be involved in any claims or legal proceedings, nor can we assure you that any such claims or legal proceedings would not have a material adverse impact on our business. Should any claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits of any outstanding and potential claims, we need to divert management resources and incur extra costs to handle these claims, which could affect our corporate image and reputation if they were published by the press. If the aforesaid claims were successfully made against us and are not covered by insurance policies, we may need to pay damages and legal costs, which in turn could adversely affect our results of operations and financial position.

Our insurance coverage may not be adequate to cover potential liabilities.

Certain risks disclosed elsewhere in this section such as risks in relation to customer concentration, our ability to obtain new contracts, our ability to retain and attract personnel, availability and performance of subcontractors, project and cost management, our ability to maintain and renew our registrations, credit risk and liquidity risk, are generally not covered by insurance because they are either uninsurable or it is not cost justifiable to insure against such risks. Insurance policies covering losses from acts of war, terrorism, or natural catastrophes are also either unavailable or cost prohibitive.

Further, we may be subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant liabilities arise due to accidents, natural disasters, or other events which are not covered or are inadequately covered by our insurance, our business may be adversely affected, potentially lead to a loss of assets, lawsuits, employee compensation obligations, or other forms of economic loss.

We cannot guarantee that our current levels of insurance are sufficient to cover all potential risks and losses. In addition, we cannot guarantee that we can renew our policies or can renew our policies on similar or other acceptable terms. If we suffer from severe unexpected losses or losses that far exceed the policy limits, it could have a material and adverse effect on our business, financial position, results of operations and prospect.

Possible difficulty in recruiting sufficient labor or significant increase in labor costs may hinder our future business strategies.

The civil engineering industry in Hong Kong has been facing the problem of labor shortage and ageing workforce. The supply and cost of labor in Hong Kong are affected by the availability of labor in the market as well as economic factors in Hong Kong including the inflation rate and standard of living. There is no guarantee that the supply of labor and labor costs will be stable. In addition, the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) requires that an employee is entitled to be paid wages in respect of any wage period of not less than the minimum wage, which shall be derived by reference to the prescribed minimum hourly wage rate (currently set at HK$40 per hour (effective from May 1, 2023)). There is no assurance that the statutory minimum wage will not increase in the future. In the event that we or our subcontractors fail to retain existing labor and/or recruit sufficient labor in a timely manner to cope with the demand of our existing or future jobs and/or there is a significant increase in the costs of labor, we may not be able to complete our jobs on schedule and/or within budget and our operations and profitability may be adversely affected.

Civil engineering works is often labor-intensive and we cannot be certain that there will be sufficient workers for projects when needed. Any unpredicted rise in labor cost might be borne by us and may reduce our profit margin. Moreover, potential customers may be hesitant to engage us if the quotation price has to increase to fully consider any expected future increase in labor cost.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Class A Ordinary Shares.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. The value of the Hong Kong dollar against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar.

Our business is conducted in Hong Kong, our books and records are maintained in H.K. dollar, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between H.K. dollar and United States dollar affect the value of our assets and the results of our operations, when presented in United States dollars. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Our business is susceptible to government policies and macroeconomic conditions.

The market growth of construction industry in Hong Kong highly correlates to government policies and macroeconomic environment. Particularly, during economic downturns, due to limited financial budgets, property developers and tenants are more conservative to invest capital resources to renovate their living spaces and the Government of Hong Kong may slow down the development of land and infrastructure development. On the other hand, government policies, such as urban renewal and development program and land sales, may affect the availability of land for property developers to construct and subsequently the demand for civil engineering projects in Hong Kong may deteriorate. As a result, the issue of overreliance on government policies and cyclical nature of construction works may adversely impact the development of civil engineering works market in Hong Kong.

We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts.

As our business and operations are based in Hong Kong, our business growth is primarily dependent upon the economy and market condition in Hong Kong and the PRC. The market conditions are directly affected by, among other things, the global and local political and economic environments, such as uncertainties about the Sino-U.S. trade conflicts. Any sudden downturn in the general economic environment or change to political environment in Hong Kong and the PRC beyond our control may adversely affect the financial market sentiment in general. Severe fluctuations in market and economic sentiments may also lead to a prolonged period of sluggish performance of the real estate and construction industries. As such, our revenue and profitability may fluctuate and we cannot assure you that we will be able to maintain our historical financial performance in times of difficult or unstable economic conditions.

Cybersecurity incidents could disrupt our business operations, which could result in the loss of critical and confidential information, and harm our business.

Global cybersecurity threats and incidents directed at us or any of our third-party service providers we engage can range from uncoordinated individual attempts to gain unauthorized access to information technology systems to sophisticated and targeted measures known as advanced persistent threats. In the ordinary course of our business, we and our third-party service providers collect and store sensitive data, including our proprietary business information and intellectual property, and that of our customers, including personally identifiable information. Additionally, we rely increasingly on third-party providers to store and process data, and to communicate and work collaboratively. The secure processing, maintenance, and transmission of information are critical to our operations and we rely on the security procedures of these third-party providers. Although we employ comprehensive measures designed to prevent, detect, address, and mitigate these threats (including access controls, data encryption, vulnerability assessments, and maintenance of backup and protective systems), cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption, or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including personally identifiable information of our customers) and the disruption of business operations. Any such compromises to our security, or that of our third-party providers, could cause customers to lose trust and confidence in us, and stop using our website and mobile application in their entirety. In addition, we may incur significant costs for remediation that may include liability for stolen assets or information, repair of system damage, and compensation to customers and business partners. We may also be subject to legal claims, government investigation, and additional state and federal statutory requirements.

Certain economic and business factors and their impacts on the construction industry and other general macroeconomic factors, including unemployment, material prices and interest rates that are largely beyond our control may adversely affect business and our results of operations.

Our business results depend on a number of industry-specific and general economic factors, many of which are beyond our control, and may adversely affect consumer behavior and our results of operations. The construction industry may affected by economic downturns, supply chain disruptions, logistics challenge, political instability, trade disputes, and changes in government regulation. These events can lead to disruptions in the construction industry, fluctuations in demand for our services, and increased operational costs.

General economic conditions, including slow global recovery from economic downturns, geopolitical conditions and uncertainty about the strength or pace of economic recovery may adversely affect our results of operations. Economic recession, a protracted economic slowdown, a worsening economy, increased unemployment, increased inflation, increased energy prices, rising interest rates, a downgrade of the U.S. government’s long-term credit rating, imposition of retaliatory tariffs on important U.S. imports and exports or other industry-wide cost pressures have affected and can continue to affect consumer behavior in the industry and consequently could reduce the demand for our services.

Risks Related to Doing Business in Hong Kong

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

For the six months ended September 30, 2024 and the two years ended March 31, 2024, our revenue mainly derived from civil engineering services in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement gave Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities which are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA — authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiary in Hong Kong are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. In respect of any of the aforementioned concerns, we may be subject to additional and more stringent criteria of Nasdaq for our continued listing, which might cause delay or even denial of our listing application for Purchaser Common Stock.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Class A Ordinary Shares;

•        reduced liquidity for our Class A Ordinary Shares;

•        a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks, and their implications to U.S. investors, associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, shortening the timeline for the application of the HPCAA’s delisting and trading prohibition from three years to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, SRCO, C.P.A., Professional Corporation, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in the second half of 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in East Amherst, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2023. However, the recent developments would add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Risks Related to this Offering and Ownership of Our Class A Ordinary Shares

The sale of a substantial amount of Class A Ordinary Shares in the public market could adversely affect the prevailing market price of our Class A Ordinary Shares.

We are registering for resale an aggregate of 7,686,450 Class A Ordinary Shares which is equal to approximately 27.23% of our outstanding Class A Ordinary Shares. Sales of substantial amounts of our securities in the public market, or the perception that such sales might occur, could adversely affect the market price of our Class A Ordinary Shares, and the market value of our other securities. We cannot predict if and when the Selling Shareholders may sell such shares in the public markets. Furthermore, in the future, we may issue additional Class A Ordinary Shares or other equity or debt securities convertible into Class A Ordinary Shares. Any such issuance could result in substantial dilution to our existing shareholders and could cause our share price to decline.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We do not currently plan to rely on home country practice with respect to any corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

The dual-class share structure may adversely affect the trading market for the Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class share structure may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). We elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner (1) if our revenue exceed US$1.235 billion, (2) if we issue more than US$1 billion in non-convertible debt in a three-year period, or (3) if the market value of our shares held by non-affiliates exceeds US$700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following March 31. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests and our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our Chairman and Chief Executive Officer, Mr. Ngo Chiu Lam, through Supreme Development (BVI) Holdings Limited, owns approximately 66.66% of our outstanding Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares, representing 86.19% of the aggregate total voting power of our total issued and outstanding share capital. We are and will continue to be a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please refer to the paragraph titled “Risk Factors — Our significant shareholder has considerable influence over our corporate matters.”

Class A Ordinary Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 28,230,000 Class A Ordinary Shares is outstanding. All of the Class A Ordinary Shares sold in the Offering will be freely transferable without restriction or further registration under the Securities Act. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

Future sales, or the perception of future sales, by us or our shareholder in the public market following this Offering could cause the market price for our Class A Ordinary Shares to decline.

The sale of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our Class A Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We have a total of 28,230,000 Class A Ordinary Shares outstanding. Of the outstanding Class A Ordinary Shares, the 1,725,000 Class A Ordinary Shares sold by the Company in its initial public offering are, and the 7,686,450 Class A Ordinary Shares sold in this Offering will be, freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any Class A Ordinary Shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only under Rule 144 or any other exemption from registration under the Securities Act, if available. The remaining 18,818,550 Class A Ordinary Shares, which are currently held by our shareholders, may be sold in the public market in the future subject to certain lock-up agreements and the restrictions contained in Rule 144 under the Securities Act. If our shareholder sells a substantial amount of Class A Ordinary Shares, the prevailing market price for our Class A Ordinary Shares could be adversely affected. As restrictions on resale end, the market price of our Class A Ordinary Shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A Ordinary Shares or other securities.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a newly listed public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid.

The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent IPOs, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the Class A Ordinary Shares they hold or may not be able to sell their Class A Ordinary Shares at all.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Class A Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Class A Ordinary Shares and our ability to raise capital in the future.

The market price of our Class A Ordinary Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s significant shareholder, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. A few shareholders hold a significant portion of our Class A Ordinary Shares and these are “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds to finance further expansion of our capacity and business for our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•        further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•        increase our vulnerability to general adverse economic and industry conditions;

•        require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

•        limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the prospectus.

Although we are a Cayman Islands incorporated company, we conduct substantially all of our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and executive officers reside within Hong Kong, and most of the assets of these persons are located within Hong Kong. As a result, it may be difficult for you to effect service of process within the U.S. upon us or these individuals, or to bring an action against us or against these individuals in the U.S. in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Hong Kong is a Special Administrative Region of the PRC. A foreign judgment can be registered and enforced in Hong Kong either under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”) or at common law. Registration of a foreign judgment under the Ordinance can be made by an ex parte application with the local court but this avenue is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is in essence an independent suit in Hong Kong and the judgment creditor must follow normally applicable service procedures. Judgments entered in the U.S. and the United Kingdom can be enforced in Hong Kong only at common law. To be eligible for common-law recognition, the judgment must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. With respect to finality, a Hong Kong court will generally refrain from enforcing a judgment during the pendency of an appeal. This raises the possibility of undue delay and asset dissipation. With respect to the requirement of competent jurisdiction of the foreign judgment seeking to be enforced in Hong Kong, it is governed by private international law as interpreted in Hong Kong, not the law of the foreign forum. Jurisdiction can generally be asserted on the basis of the defendant’s physical presence in the foreign forum, appearance in the underlying legal proceeding or prior contractual consent to jurisdiction. Under the common law and the Ordinance, only limited defenses on the grounds such as fraud, due process and Hong Kong public policy can be raised against a duly registered foreign judgment. There is no mechanism for reconsideration of the merits of the underlying foreign litigation.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands and conduct substantially all of our operations in Hong Kong through our wholly-owned Hong Kong Operating Subsidiary. Most of our directors and substantially all of our executive officers reside outside the U.S. and a substantial portion of their assets are located outside of the U.S.. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the Cayman Islands or in Hong Kong in the event that they believe that their rights have been infringed under the securities laws of the U.S. or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

Our corporate affairs are governed by our Amended Memorandum and Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgage and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Amended Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, please refer to the section titled “Description of Ordinary Shares — Material Differences in Cayman Islands Law and our Memorandum and Articles of Association and Delaware Law”.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong.

As at the date of this prospectus, our chairman and chief executive officer, Mr. Ngo Chiu Lam, chief financial officer, Mr. Chun Man Lo, and all members of the board of directors of Skyline Builders Group Holding Limited, including Mr. Chun Kit Yu, Ms. Hiu Wah Li and Mr. Ho Wa Cha, are based in Hong Kong. We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

•        recognize or enforce against us judgments of courts of the U.S. based on certain civil liability provisions of U.S. securities laws; and

•        entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S..

There is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., however, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

•        is given by a foreign court of competent jurisdiction;

•        imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•        is final;

•        is not in respect of taxes, a fine or a penalty;

•        was not obtained by fraud; and

•        is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

David Fong & Co., our counsel to Hong Kong law, have advised us that there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Hong Kong counsel also advised us that in Hong Kong, foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of PRC judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address. If such mail is delayed, it may impair your ability to communicate with us.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Please refer to the section titled “Dividend Policy.” Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

Our board of directors (“BOD”) has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Class A Ordinary Shares will likely depend entirely upon any future price appreciation of the Class A Ordinary Shares. There is no guarantee that the Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in the Class A Ordinary Shares and you may even lose your entire investment in the Class A Ordinary Shares.

New climate-related disclosure obligations in proposed SEC rule amendments could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs.

Following from 2022, the SEC proposed rule amendments that would implement a framework for the reporting of climate-related risks and create a wide range of new climate-related disclosure obligations for all registrants, including us. The proposed rules would require us to include certain climate-related information in registration statements and annual reports, including (i) climate-related risks and their actual or likely material impacts on our business, strategy, and outlook; (ii) our governance of climate-related risks and relevant risk management processes; (iii) information on our greenhouse gas emissions; (iv) certain climate-related financial statement metrics and related disclosures in a note to our audited financial statements; and (v) information about our climate-related targets, goals, and transition plans.

The proposed rules remain open to public comment and may be subject to challenges and litigation. Thus, the ultimate scope and impact of the proposed rules on our business remain uncertain. To the extent new rules, if finalized, impose additional reporting obligations on us, we could face substantial increased costs. Separately, the SEC also announced it is scrutinizing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege that our existing climate disclosures are misleading or deficient.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the Cayman Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including, among others, those listed under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulations,” and other sections in this prospectus, that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•        changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

•        the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

•        changes in the availability and cost of professional staff which we require to operate our business;

•        changes in customers’ preferences and needs;

•        changes in competitive conditions and our ability to compete under such conditions;

•        changes in our future capital needs and the availability of financing and capital to fund such needs;

•        changes in currency exchange rates or interest rates;

•        projections of revenue, profits, earnings, capital structure and other financial items;

•        changes in our plan to enter into certain new business sectors; and

•        other factors beyond our control.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

USE OF PROCEEDS

All Class A Ordinary Shares offered by this prospectus are being registered for the accounts of the Selling Shareholders and we will not receive any proceeds from the sale of these shares.

DIVIDEND POLICY

We do not have a formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if following such payment the Company would be unable to pay its debts as they fall due in the ordinary course of business.

SELLING SHAREHOLDERS

This prospectus relates to the possible resale by the Selling Shareholders of up to 7,686,450 Class A Ordinary Shares. The Selling Shareholders may offer and sell, from time to time, any or all of the Class A Ordinary Shares being offered for resale by this prospectus. However, we cannot advise you as to whether the Selling Shareholders will, in fact, sell any or all of such Class A Ordinary Shares. See the section titled “Plan of Distribution.”

When we refer to “Selling Shareholders” in this prospectus, we refer to the persons listed in the tables below, and the pledgees, donees, transferees, assignees, successors, and others who later come to hold any of the Selling Shareholders’ interest in our securities after the date of this prospectus. Except for the ownership of our Class A Ordinary Shares, to our knowledge, the Selling Shareholders have not had any material relationship with us within the past three years.

The table below provides, as of the date of this prospectus, information regarding the beneficial ownership of the Class A Ordinary Shares of the Selling Shareholders, the number of Class A Ordinary Shares that may be sold by the Selling Shareholders under this prospectus and that the Selling Shareholders will beneficially own after this Offering. We have based percentage ownership on 28,230,000 Ordinary Shares outstanding as of the date of this prospectus.

The Class A Ordinary Shares being registered for resale in connection with this offering will constitute a considerable percentage of our “public float” (defined as the number of our outstanding Class A Ordinary Shares held by non-affiliates). The Selling Shareholders named herein beneficially owns 7,686,450 Class A Ordinary Shares which is equal to approximately 27.23% of our outstanding Class A Ordinary Shares, as of the date of the prospectus. The Selling Shareholders will be able to sell its Class A Ordinary shares for so long as the registration statement of which this prospectus forms a part is available for use.

Because the Selling Shareholders may dispose of all, none or some portion of his Class A Ordinary Shares, we cannot advise you as to whether the Selling Shareholders will in fact sell any or all of such Class A Ordinary Shares. No estimate can be given as to the number of securities that will be beneficially owned by the Selling Shareholders upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the Class A Ordinary Shares covered by this prospectus will be beneficially owned by the Selling Shareholders and further assumed that the Selling Shareholders will not acquire beneficial ownership of any additional securities. In addition, the Selling Shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented.

Name of Selling Shareholder	Number of Class A Ordinary Shares Beneficially Owned Prior to the Offering	Maximum number of Class A Ordinary Shares to be offered pursuant to this prospectus	Number of Class A Ordinary Shares Beneficially Owned After the Offering	Percent Owned After the Offering
Greet Harmony Global Limited	1,298,745	1,298,745	0	0
Ever Glory (BVI) Holdings Limited	1,298,745	1,298,745	0	0
Tight Core Limited	1,298,745	1,298,745	0	0
Mitsui Holding Co. Limited	1,272,240	1,272,240	0	0
Great Sage International Limited	1,272,240	1,272,240	0	0
Omen Wealth Limited	1,245,735	1,245,735	0	0
Total	7,686,450	7,686,450	0	0

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

PLAN OF DISTRIBUTION

Each Selling Shareholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal Trading Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling securities:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        settlement of short sales;

•        in transactions through broker-dealers that agree with the Selling Shareholders to sell a specified number of such securities at a stipulated price per security;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        a combination of any such methods of sale; or

•        any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Class A Ordinary Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Class A Ordinary Shares by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

MANANGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto and other financial information, which are included elsewhere in this prospectus. This discussion contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business”, “Risk Factors” and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this registration statement. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Kin Chiu Engineering Limited. We operate in a single segment that represents the Company’s core business as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong. Our construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. We mostly undertake civil engineering works in the role of subcontractor, while we are also fully qualified to undertake such works in the capacity of main contractor.

Kin Chiu Engineering Limited was founded in 2012. In our operating history of over 12 years, we have focused on providing civil engineering services in the role of subcontractor and built up our expertise and track record in civil engineering works. We take pride in our project portfolio in civil engineering works. In 2022, we were awarded with a public project with an initial contract sum of over HK$290 million (US$37.1 million). In 2024, we were awarded with a public project with an initial contract sum of over HK$180 million (US$23.0 million) and a public project with an initial contract sum of over HK$80 million (US$10.2 million).

We, through our Operating Subsidiary, are mainly engaged in public sector projects in Hong Kong. To a lesser extent, we also participate in private sector projects. Our public sector projects mainly involve infrastructure developments while private sector projects mainly involved residential and commercial developments.

In March 2020, we have successfully registered in the Approved Contractors List maintained by the Development Bureau of Hong Kong in the category of Roads and Drainage (Group B (Probation)), enabling us to directly tender for public works contracts in the capacity of main contractor. In addition, Kin Chiu Engineering Limited is a Registered Subcontractor in foundation and piling (sheet piles), general civil works (roadworks, road drainage and sewer and waterworks), other finishing trades and components (signage and graphics) and hoarding of the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong.

We, through our Operating Subsidiary, have achieved sustained growth in our business. For each of the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023, our total revenue derived from civil engineering services was approximately US$25.5 million, US$48.8 million and US$44.6 million, respectively. The number of customers with revenue contribution to us was 10 for the six months ended September 30, 2024, 12 for the fiscal year ended March 31, 2024 and 12 for the fiscal year ended March 31, 2023.

According to Migo, the gross value of civil engineering works performed by main contractors in the civil engineering industry of Hong Kong recorded an overall incline from approximately HK$119.4 billion in 2018 to HK$151.4 billion in 2023, representing a CAGR of approximately 4.9%. The rollout and commencement of projects such as Kwu Tung North and Fanling North of New Development Area, Kau Yi Chau Artificial Island under the Lantau Tomorrow Vision, Tung Chung New Town Extension in the coming few years, shall sustain demand for civil engineering works. Driven by (i) continuous government funding support to promote productivity, uplifting built quality, improving site safety and enhancing environmental performance; (ii) the Government’s continuous effort in enhancing rail connectivity, which requires extensive civil engineering works; (iii) rapid advancement in technology to optimize productivity and reduce costs such as the building information management and industrialized building system, it is expected that the Hong Kong civil engineering industry will continue to grow.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Skyline Group and its subsidiaries resulting from Reorganization has always been under the common control of the same controlling shareholder before and after the Reorganization. The consolidation of Skyline Group and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The consolidated financial statements include the financial statements of Skyline Group and its wholly owned subsidiaries. All intercompany transactions and balances among Skyline Group and its subsidiaries have been eliminated upon consolidation.

Summary of Results of Operations

Comparison of the Six Months Ended September 30, 2024 and 2023

The following table sets forth key components of our results of operations for the six months ended September 30, 2024 and 2023. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended September 30,
	2024	2023	variance	variance
	US$	US$	US$	%
Revenues	25,491,474	24,674,384	817,090	3.3%
Cost of revenue	(23,917,413)	(23,345,483)	(571,930)	2.4%
Gross profit	1,574,061	1,328,901	245,160	18.4%

Operating expenses:
General and administrative expenses	(509,741)	(534,568)	24,827	(4.6)%
Allowance for credit losses	(31,357)	(113,327)	81,970	(72.3)%
Total operating expenses	(541,098)	(647,895)	106,797	(16.5)%
Income from operations	1,032,963	681,006	351,957	51.7%

Other income/(expense)
Interest expense	(450,917)	(223,311)	(227,606)	101.9%
Other income, net	35,153	167,997	(132,844)	(79.1)%
Total other income/(expense), net	(415,764)	(55,314)	(360,450)	651.6%
Income before income taxes and equity in net losses of affiliates	617,199	625,692	(8,493)	(1.4)%
Income tax expense	(86,825)	(75,514)	(11,311)	15.0%
Income before equity in net losses of affiliates	530,374	550,178	(19,804)	(3.6)%
Equity in net losses of affiliates	(431)	(31,149)	30,718	(98.6)%
Net income	529,943	519,029	10,914	2.1%
Other comprehensive income/(loss)
Foreign currency translation adjustment	23,973	7,502	16,471	219.6%
Comprehensive income	553,916	526,531	27,385	5.2%

Revenue

Our revenue was US$25,491,474 for the six months ended September 30, 2024, as compared to US$24,674,384 for the six months ended September 30, 2023, representing an increase of approximately US$817,090 or approximately 3.3%. The increase in our revenue was mainly driven by the increase in number of the new projects in public sector during the six months ended September 30, 2024.

We secured our new business through direct invitations for tenders from customers and we receive from time to time invitations to submit tenders from construction contractors. For the six months ended September 30, 2024 and 2023, we submitted three and three tenders to our potential customers, respectively, and our tender success rate was approximately 66.7% and 66.7% for the respective period. We believe that our proven track record of quality works, our expertise in wet trades operations, and our ability to deliver work on time are the crucial factors that enable us to gain our customers’ trust and give us a competitive edge when tendering for projects. Our stable tender success rate demonstrates our competitiveness in the public civil engineering works and the satisfaction of our customers with our services.

The following table sets forth the breakdown of our revenue by sector for the six months ended September 30, 2024 and 2023 respectively:

	Six Months Ended September 30,
	2024	2023	variance	variance
	US$	US$	US$	%
Revenue
Public	25,491,474	24,520,573	970,901	4.0%
Private	—	153,811	(153,811)	(100)%
Total revenue	25,491,474	24,674,384	817,090	3.3%

Our revenue from public sector projects was US$25,491,474 for the six months ended September 30, 2024, as compared to US$24,520,573 for the six months ended September 30, 2023, an increase of US$970,901 or 4.0%. This increase was mainly due to increase number of new projects during the six months ended September 30, 2024.

Our revenue from private sector projects was US$ Nil for the six months ended September 30, 2024, as compared to US$153,811 for the six months ended September 30, 2023, representing an decrease of US$153,811 or 100%. This decrease was mainly due to the absence of revenue from private sector projects during six months ended 30 September 2024, as all private sector projects were completed by the year ended March 31, 2024.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the six months ended September 30, 2024 and 2023:

	Six Months Ended September 30,
	2024 (Unaudited)	2023 (Unaudited)	variance	variance
	US$	US$	US$	%
Cost of revenue
Subcontracting charges	14,423,644	11,397,356	3,026,288	26.6%
Material and consumables	3,648,569	3,148,708	499,861	15.9%
Direct labor costs	4,599,808	6,767,572	(2,167,764)	(32.0)%
Overhead costs	1,245,392	2,031,847	(786,455)	(38.7)%
	23,917,413	23,345,483	571,930	2.4%

Our cost of revenue primarily consists of subcontracting charges, material and consumables costs, direct labor costs, and overhead costs such as depreciation of equipment that are directly attributable to services provided. We incurred a cost of revenue of US$23,917,413 for the six months ended September 30, 2024, as compared to US$23,345,483 for the six months ended September 30, 2023, an increase of US$571,930 or 2.4%. The increase was generally in line with the increase in revenue. The increase in cost of revenue was primarily due to a higher reliance on subcontracting, which resulted in increased subcontracting charges. This was partially offset by a reduction in direct labor and overhead costs, as the company optimized its workforce allocation and project execution strategies.

Gross profit and gross profit margin

Our total gross profit was US$1,574,061 for the six months ended September 30, 2024, as compared to US$1,328,901 for the six months ended September 30, 2023, an increase of US$245,160 or 18.4%. The increase in total gross profit was mainly attributable to the increase in revenue for the six months ended September 30, 2024, as compared to the six months ended September 30, 2023. The gross profit margin slightly improved from approximately 5.4% for the six months ended September 30, 2023 to approximately 6.2% for the six months ended September 30, 2024, which was mainly attributable to more efficient revenue recognition, economies of scale, and reduced cost per unit in the middle stages of certain projects.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff costs, consultancy fees, directors’ remuneration, bank charges, depreciation, and other miscellaneous administrative expenses. We incurred general and administrative expenses of US$509,741 for the six months ended September 30, 2024, compared to US$534,568 for the six months ended September 30, 2023, a decrease of US$24,827 or 4.6%. The decrease in general and administrative expenses was attributable to several changes. Consultancy fees decreased from US$82,597 for the six months ended September 30, 2023 to US$2,690 for the six months ended September 30, 2024, related to the significant decrease for the supporting services of the bank financing. Bank charges increased by 117.1% from US$28,661 for the six months ended September 30, 2023 to US$62,229 for the six months ended September 30, 2024, attributed to higher transaction volumes and new banking arrangements. In addition, the one-off expenses of US$25,599 in relation to Reorganization was incurred for the six months ended September 30, 2024.

Other income, net

Other income, net mainly represents various income streams including bank interest income, imputed interest income, consultancy fee income, and sundry income. The overall decrease in other income by 79.1%, from US$167,997 for the six months ended September 30, 2023 to US$35,153 for the six months ended September 30, 2024, was primarily driven by the absence of the claims on employees’ compensation insurance, which decreased from US$63,009 for the six months ended September 30, 2023 to US$Nil for the six months ended September 30, 2024. The consultancy fee income decreased from US$67,832 for the six months ended September 30, 2023 to US$18,565 for the six months ended September 30, 2024 due to the completion of the consultancy work in the certain projects.

Interest expense

We incurred an interest expense of US$450,917 for the six months ended September 30, 2024, as compared to US$223,311 for the six months ended September 30, 2023, an increase of US$227,606 or 101.9%. The increase in interest expense was primarily due to a higher average balance of outstanding bank and other borrowings, reflecting increased financing requirements for ongoing projects during the six months ended September 30, 2024.

Income tax expense

Our company, Skyline Builders Group Holding Limited, was incorporated in the Cayman Islands. Our wholly-owned subsidiary, Skyline Builders (BVI) Holding Limited, was incorporated in the British Virgin Islands. Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains, or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Our indirectly wholly-owned subsidiary, Kin Chiu Engineering Limited, is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$256,410) and 16.5% on any part of assessable profits over HK$2,000,000 (US$256,410). For the years ended March 31, 2024, and 2023, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of US$86,825 for the six months ended September 30, 2024, compared to US$75,514 for the six months ended September 30, 2023, an increase of US$11,311 or 15.0%. Our effective tax rate was approximately 14.1% for the six months ended September 30, 2024, and approximately 12.1% for the six months ended September 30, 2023. The increase in effective tax rate was mainly due to more non-deductible expenses during the six months ended September 30, 2024.

Net income and total comprehensive income

As a result of the foregoing, we reported a net profit for the year of US$529,943 for the six months ended September 30, 2024, as compared to US$519,029 for the six months ended September 30, 2023, an increase of US$10,914 or 2.1%.

Total comprehensive income for the year was US$553,916 for the six months ended September 30, 2024, as compared to US$526,531 for the six months ended September 30, 2023, and increase of US$27,385 or 5.2%.

The increase in other comprehensive income was attributed to higher profits and positive adjustments in foreign exchange translations.

Comparison of Years Ended March 31, 2024 and 2023

The following table sets forth key components of our results of operations for the years ended March 31, 2024 and 2023. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	2024	2023	variance	variance
	US$	US$	US$	%
Revenues	48,821,619	44,555,081	4,266,538	9.6%
Cost of revenue	(45,928,093)	(43,332,532)	(2,595,561)	6.0%
Gross profit	2,893,526	1,222,549	1,670,977	136.7%

Operating expenses:
General and administrative expenses	(1,040,245)	(785,244)	(255,001)	32.5%
Allowance for credit losses	(197,527)	418,922	(616,449)	(147.2)%
Total operating expenses	(1,237,772)	(366,322)	(871,450)	237.9%
Income from operations	1,655,754	856,227	799,527	93.4%

Other income/(expense)
Interest expense	(733,220)	(354,125)	(379,095)	107.1%
Other income, net	191,892	610,036	(418,144)	(68.5)%
Total other income/(expense), net	(541,328)	255,911	(797,239)	(311.5)%
Income before income taxes and equity in net losses of affiliates	1,114,426	1,112,138	2,288	0.2%
Income tax expense	(150,734)	(116,641)	(34,093)	29.2%
Income before equity in net losses of affiliates	963,692	995,497	(31,805)	(3.2)%
Equity in net losses of affiliates	(33,780)	(115,943)	82,163	(70.9)%
Net income	929,912	879,554	50,358	5.7%
Other comprehensive income/(loss)
Foreign currency translation adjustment	9,138	(5,798)	14,936	(257.6)%
Comprehensive income	939,050	873,756	65,294	7.5%

Revenue

Our revenue was US$48,821,619 for the year ended March 31, 2024, as compared to US$44,555,081 for the year ended March 31, 2023, representing an increase of approximately US$4,266,538 or approximately 9.6%. The increase in our revenue was mainly driven by the number of our projects contributing revenue, which increased from 15 for the year ended March 31, 2023, to 16 for the year ended March 31, 2024. The number of our high value projects contributing revenue of over US$3,000,000 during the year increased from 4 for the year ended March 31, 2023, to 6 for the year ended March 31, 2024.

We secured our new business through direct invitations for tenders from customers and we receive from time to time invitations to submit tenders from construction contractors. For the fiscal years ended March 31, 2024 and 2023, we submitted 3 and 5 tenders to our potential customers, respectively, and our tender success rate was approximately 67% and 60% for the respective year. We believe that our proven track record of quality works, our expertise in wet trades operations, and our ability to deliver work on time are the crucial factors that enable us to gain our customers’ trust and give us a competitive edge when tendering for projects. Our stable tender success rate demonstrates our competitiveness in the public civil engineering works and the satisfaction of our customers with our services.

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2024 and 2023 respectively:

	2024	2023	variance	variance
	USD	USD	US$	%
Revenue
Public	48,298,181	43,341,572	4,956,609	11.4%
Private	523,438	1,213,509	(690,071)	(56.9)%
Total revenue	48,821,619	44,555,081	4,266,538	9.6%

Our revenue from public sector projects was US$48,298,181 for the year ended March 31, 2024, as compared to US$43,341,572 for the year ended March 31, 2023, representing an increase of approximately US$4,956,609 or approximately 11.4%. This increase was mainly due to the increase in number of projects and the higher volume of work performed by our Group on ongoing sizable public projects that commenced in the previous year.

Our revenue from private sector projects was US$523,438 for the year ended March 31, 2024, as compared to US$1,213,509 for the year ended March 31, 2023, representing a decrease of approximately US$690,071 or approximately -56.9%. The decrease in revenue from private sector projects was primarily due to the completion of sizable projects in 2023 and the new projects awarded as of March 31, 2024 are smaller in size.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended March 31, 2024 and 2023:

	2024	2023	variance	variance
	US$	US$	US$	%
Cost of revenue
Subcontracting charges	21,897,573	18,125,465	3,772,108	20.8%
Material and consumables	6,986,461	9,703,165	(2,716,704)	(28.0)%
Direct labor costs	13,102,868	11,391,278	1,711,590	15.0%
Overhead costs	3,941,191	4,112,624	(171,433)	(4.2)%
	45,928,093	43,332,532	2,595,561	6.0%

Our cost of revenue primarily consists of subcontracting charges, material and consumables costs, direct labor costs, and overhead costs such as depreciation of equipment that are directly attributable to services provided. We incurred a cost of revenue of US$45,928,093 for the year ended March 31, 2024, as compared to US$43,332,532 for the year ended March 31, 2023, an increase of US$2,595,561 or 6.0%. The increase was generally in line with the increase in revenue while the decrease in material and consumables costs for the year ended March 31, 2024, was mainly attributable to more efficient use of materials and the completion of certain material-intensive projects in the previous year.

Gross profit and gross profit margin

Our total gross profit was US$2,893,526 for the year ended March 31, 2024, as compared to US$1,222,549 for the year ended March 31, 2023, an increase of US$1,670,977 or 136.7%. The increase in total gross profit was mainly attributable to the increase in revenue for the year ended March 31, 2024, as compared to the year ended March 31, 2023, as discussed above. Additionally, this improvement in gross profit can be attributed to the project’s transition from the early stages, characterized by preliminary planning and design costs, site preparation costs, high initial material costs and a higher proportion of overhead costs, to the middle stages. In the middle stages, we benefited from more efficient revenue recognition, economies of scale, and reduced cost per unit. Consequently, our total gross profit margin improved from 2.7% for the year ended March 31, 2023, to 5.9% for the year ended March 31, 2024.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff costs, consultancy fees, bank charges, depreciation, and other miscellaneous administrative expenses. We incurred general and administrative expenses of US$1,040,245 for the year ended March 31, 2024, compared to US$785,244 for the year ended March 31, 2023, an increase of US$255,001 or 32.5%. The increase in general and administrative expenses was primarily due to several significant changes. Consultancy fees increased from US$7,588 in 2023 to US$218,877 in 2024 related to the supporting services of the bank financing. Bank charges increased by 209.9% from US$29,950 in 2023 to US$92,800 in 2024, attributed to higher transaction volumes and new banking arrangements. Staff costs rose by 14.1% from US$402,692 for the year ended March 31, 2023 to US$459,404 for the year ended March 31, 2024 due to the addition of new full-time staff in the surveyors department and administration and finance department.

Other income

Other income mainly represents various income streams including bank interest income, imputed interest income, government subsidies, consultancy fee income, and sundry income. The overall decrease in other income by 68.5%, from US$610,036 for the year ended March 31, 2023 to US$191,892 for the year ended March 31, 2024, is primarily driven by the absence of substantial government subsidies from Covid-19 Anti-epidemic fund, which dropped from US$371,830 to US$0. The subsidy aimed to provide financial support to employers to pay staff wages and maintain employment during Covid-19.

Interest expense

We incurred an interest expense of US$733,220 for the year ended March 31, 2024, as compared to US$354,125 for the year ended March 31, 2023, an increase of US$379,095 or 107.1%. Despite the increase in the balance of our bank borrowings to US$10,928,069 as of March 31, 2024, from US$5,289,497 as of March 31, 2023, the increase in interest expense was primarily due to the higher average balance of bank borrowings during the year ended March 31, 2024. This increase in average balance resulted in a significant rise in interest on bank loans from US$276,097 for the year ended March 31, 2023 to US$640,572 for the year ended March 31, 2024, a difference of US$364,475 or 132.0%. Additionally, there were notable increases in interest on lease liabilities and other finance costs.

Income tax expense

Our company, Skyline Builders Group Holding Limited, was incorporated in the Cayman Islands. Our wholly-owned subsidiary, Skyline Builders (BVI) Holding Limited, was incorporated in the British Virgin Islands. Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains, or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Our indirectly wholly-owned subsidiary, Kin Chiu Engineering Limited, is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$256,410) and 16.5% on any part of assessable profits over HK$2,000,000 (US$256,410). For the years ended March 31, 2024, and 2023, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of US$150,734 for the year ended March 31, 2024, compared to US$116,641 for the year ended March 31, 2023, an increase of US$34,093 or 29.2%. Our effective tax rate was approximately 13.9% for the year ended March 31, 2024, and approximately 11.7% for the year ended March 31, 2023. The increase in effective tax rate in 2024 because the government subsidy income of US$371,830 in 2023 was not subjected to profit tax, while in 2024, most of the income is subjected to profit tax.

Net income and total comprehensive income

As a result of the foregoing, we reported a net profit for the year of US$929,912 for the year ended March 31, 2024, as compared to US$879,554 for the year ended March 31, 2023, an increase of US$50,358 or 5.7%.

Total comprehensive income for the year was US$939,050 for the year ended March 31, 2024, as compared to US$873,756 for the year ended March 31, 2023, and increase of US$65,294 or 7.5%.

The increase in other comprehensive income was attributed to higher profits and positive adjustments in foreign exchange translations.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of September 30, 2024, and March 31, 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2024 (Unaudited)	As of March 31, 2024 (Audited)	variance	variance
	US$	US$	US$	%
ASSETS

Current assets:
Cash and cash equivalents	15,426	323,595	(308,169)	(95.2)%
Accounts receivable, net	9,416,567	3,815,714	5,600,853	146.8%
Contract assets, current portion	3,618,474	8,719,395	(5,100,921)	(58.5)%
Prepayments and other current assets	5,223,872	3,259,382	1,964,490	60.3%
Total current assets	18,274,339	16,118,086	2,156,253	13.4%

Non-current assets:
Equity method investments	1,319,856	1,311,010	8,846	0.7%
Property, plant and equipment, net	404,618	595,169	(190,551)	(32.0)%
Finance lease right-of-use assets, net	180,063	270,712	(90,649)	(33.5)%
Operating right-of-use assets, net	260,630	423,157	(162,527)	(38.4)%
Life insurance policy, cash surrender value	—	429,842	(429,842)	(100)%
Contract assets, net of current portion	1,238,850	1,350,413	(111,563)	(8.3)%
Deferred tax assets	54,887	13,813	41,074	297.4%
Deferred offering cost	390,775	—	390,775	N/A
TOTAL ASSETS	22,124,018	20,512,202	1,611,816	7.9%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	64,870	—	64,870	N/A
Accounts payable	1,703,128	2,032,246	(329,118)	(16.2)%
Contract liabilities	2,081,671	1,144,047	937,624	82.0%
Bank and other borrowings	11,247,186	10,928,069	319,117	2.9%
Finance lease liabilities, current portion	140,534	184,280	(43,746)	(23.7)%
Operating lease liabilities, current portion	169,532	240,871	(71,339)	(29.6)%
Due to related parties	809,170	857,015	(47,845)	(5.6)%
Accrued expenses and other current liabilities	1,779,558	1,429,223	350,335	24.5%
Income tax payable	311,428	317,402	(5,974)	(1.9)%
Total current liabilities	18,307,077	17,133,153	1,173,924	6.9%

Non-current liabilities:
Finance lease liabilities, net of current portion	10,642	56,469	(45,827)	(81.2)%
Operating lease liabilities, net of current portion	62,660	141,254	(78,594)	(55.6)%
Other long-term liabilities, net of current portion	147,968	139,571	8,397	6.0%
TOTAL LIABILITIES	18,528,347	17,470,447	1,057,900	6.1%

	As of September 30, 2024 (Unaudited)	As of March 31, 2024 (Audited)	variance	variance
	US$	US$	US$	%
SHAREHOLDERS’ EQUITY
Ordinary shares, 4,950,000,000 shares authorized, par value US$0.00001 each, 26,505,000 Class A ordinary shares issued and outstanding as of September 30, 2024 and March 31, 2024	265	265	—	—
Ordinary shares, 50,000,000 shares authorized, par value US$0.00001 each, 1,995,000 Class B ordinary shares issued and outstanding as of September 30, 2024 and March 31, 2024	20	20	—	—
Additional paid-in capital	957,394	957,394	—	—
Retained earnings	2,624,280	2,094,337	529,943	25.3%
Accumulated other comprehensive gain/(loss)	13,712	(10,261)	23,973	(233.6)%
Total shareholders’ equity	3,595,671	3,041,755	553,916	18.2%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,124,018	20,512,202	1,611,816	7.9%

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2024 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	2024 (Audited)	2023 (Audited)	variance	variance
	US$	US$	US$	%
ASSETS

Current assets:
Cash and cash equivalents	323,595	1,562,229	(1,238,634)	(79.3)%
Accounts receivable, net	3,815,714	2,075,063	1,740,651	83.9%
Contract assets, current portion	8,719,395	3,859,070	4,860,325	125.9%
Prepayments and other current assets	3,259,382	3,701,241	(441,859)	(11.9)%
Income tax recoverable	—	86,879	(86,879)	(100.0)%
Total current assets	16,118,086	11,284,482	4,833,604	42.8%

Non-current assets:
Equity method investments	1,311,010	1,340,257	(29,247)	(2.2)%
Property, plant and equipment, net	595,169	996,464	(401,295)	(40.3)%
Finance lease right-of-use assets, net	270,712	532,590	(261,878)	(49.2)%
Operating right-of-use assets, net	423,157	830,281	(407,124)	(49.0)%
Life insurance policy, cash surrender value	429,842	414,809	15,033	3.6%
Contract assets, net of current portion	1,350,413	1,281,051	69,362	5.4%
Deferred tax assets	13,813	—	13,813	N/A
TOTAL ASSETS	20,512,202	16,679,934	3,832,268	23.0%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	—	74,399	(74,399)	(100.0)%
Accounts payable	2,032,246	1,702,229	330,017	19.4%
Contract liabilities	1,144,047	923,474	220,573	23.9%
Bank borrowings	10,928,069	5,289,497	5,638,572	106.6%
Finance lease liabilities, current portion	184,280	220,544	(36,264)	(16.4)%
Operating lease liabilities, current portion	240,871	388,498	(147,627)	(38.0)%
Due to related parties	857,015	2,745,581	(1,888,566)	(68.8)%
Accrued expenses and other current liabilities	1,429,223	1,840,797	(411,574)	(22.4)%
Income tax payable	317,402	—	317,402	N/A
Total current liabilities	17,133,153	13,185,019	3,948,134	29.9%

	2024 (Audited)	2023 (Audited)	variance	variance
	US$	US$	US$	%
Non-current liabilities:
Finance lease liabilities, net of current portion	56,469	239,936	(183,467)	(76.5)%
Operating lease liabilities, net of current portion	141,254	380,836	(239,582)	(62.9)%
Other long-term liabilities, net of current portion	139,571	119,582	19,989	16.7%
Deferred tax liabilities	—	102,335	(102,335)	(100.0)%
TOTAL LIABILITIES	17,470,447	14,027,708	3,442,739	24.5%
SHAREHOLDERS’ EQUITY
Ordinary shares, 4,950,000,000 shares authorized, par value US$0.00001 each, 26,505,000 Class A ordinary shares issued and outstanding as of March 31, 2024 and 2023	265	265	—	—
Ordinary shares, 50,000,000 shares authorized, par value US$0.00001 each, 1,995,000 Class B ordinary shares issued and outstanding as of March 31, 2024 and 2023	20	20	—	—
Additional paid-in capital	957,394	957,394	—	—
Retained earnings	2,094,337	1,713,946	380,391	22.2%
Accumulated other comprehensive loss	(10,261)	(19,399)	9,138	(47.1)%
Total shareholders’ equity	3,041,755	2,652,226	389,529	14.7%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,512,202	16,679,934	3,832,268	23.0%

Cash and Cash Equivalents

Our cash and cash equivalents decreased from US$323,595 as of March 31, 2024, to US$15,426 as of September 30, 2024. The fluctuation was mainly a result of our business operations as well as the redemption of life insurance policy and net proceeds from bank borrowings.

Our cash and cash equivalents decreased from US$1,562,229 as of March 31, 2023, to US$323,595 as of March 31, 2024. The fluctuation was mainly a result of our business operations as well as the net proceeds from bank borrowings.

Accounts Receivable

Our accounts receivable increased from US$3,815,714 as of March 31, 2024, to US$9,416,567 as of September 30, 2024, primarily as a result of the increase in the amount of works performed in several ongoing projects and transfer from contract assets.

Our accounts receivable increased from US$2,075,063 as of March 31, 2023, to US$3,815,714 as of March 31, 2024, primarily as a result of the increase in the number and size of the projects we performed.

Contract Assets

Our contract assets decreased from US$10,069,808 as of March 31, 2024, to US$4,857,324 as of September 30, 2024, representing a 51.8% decrease. The fluctuation was mainly attributable to the subsequent recognition of unbilled revenue of construction contracts during the period.

Our contract assets increased significantly from US$5,140,121 as of March 31, 2023, to US$10,069,808 as of March 31, 2024, representing a 96% increase. The increment is mainly due to the increase of unbilled revenue of construction contracts from US$3,069,003 as of March 31, 2023 to US$8,384,456 as of March 31, 2024. The nature of the completion of contract works often involves processing time that requires certification by independent surveyors. As a result, the substantial buildup in contract assets is primarily attributed to (a) the completion of certain substantial contracts work near year end which have not yet been certified by independent surveyors as at the end of the reporting period (b) the longer assessment time which is caused by (i) operation scale of our customers, (ii) geographical dispersion of the projects, (iii) project complexity and (iv) the Lunar New Year.

During the fiscal year 2024, we performed a significant amount of work across our projects. However, a considerable portion of the contract work was still pending certification by our customers, leading to an increase in contract assets. A notable factor contributing to the increase in contract assets was the delay in the certification process, particularly due to the timing of the

Lunar New Year holiday. In 2024, the Lunar New Year fell in mid-February, resulting in extended leave of our customers, who typically take nearly a month off for holiday celebrations. This contrasts with 2023, when the holiday occurred in late January, allowing for a quicker return to business operations. The extended leave in 2024 delayed the certification of completed work, thereby affecting revenue recognition. Given the cyclical nature of our business and the influence of external factors such as holiday schedules, we expect that fluctuations in contract asset balances may occur. These fluctuations can be disproportionate, particularly in periods following major holidays when project certifications may be delayed.

Prepayments and other current assets

Prepayments and other current assets mainly comprised the prepayment for insurance, materials, rental, utilities and other deposits, and advance payment to subcontractors. Our other receivables increased from US$3,259,382 as of March 31, 2024 to US$5,223,872 as of September 30, 2024, which was mainly due to the increase of advance payment to a subcontractor from US$2,808,945 to US$4,888,095. The increase in advances to a subcontractor was primarily attributed to a project that necessitated substantial cash flows for the procurement of materials required to achieve a key milestone. It is anticipated that cost of revenue will be recognized subsequently upon the completion of this milestone.

Our other receivables decreased from US$3,701,241 as of March 31, 2023 to US$3,259,382 as of March 31, 2024 mainly attributed to the decrease of advance payment to subcontractors since the projects that commenced in the previous year passed the initial stages that required heavy cashflows.

Right-of-Use (“ROU”) Assets

Our Right-of-Use (“ROU”) assets consists of finance lease right-of-use assets and operating right-of-use assets. Our ROU experienced a decrease in value from US$693,869 as of March 31, 2024 to US$440,693 as of September 30, 2024, representing a 36.5% reduction. Similarly, the operating right-of-use assets decreased by US$162,527, equating to a 38.4% reduction. The decrease is attributed to the amortization of the assets recognized during the six months ended September 30, 2024. No additional ROU assets were recorded as of September 30, 2024.

Our ROU experienced a notable decrease in value from US$1,362,871 as of March 31, 2023, to US$693,869 as of March 31, 2024. The finance lease right-of-use assets decreased by US$261,878, representing a 49.2% reduction. Similarly, the operating right-of-use assets decreased by US$407,124, equating to a 49.0% reduction. This significant reduction is attributed to the amortization of the assets recognized over the year. No additional ROU assets were recorded as of March 31, 2024.

Accounts Payable

Our accounts payable mainly comprise trade payables to subcontractors and suppliers of materials. Our accounts payable decreased from US$2,032,246 as of March 31, 2024, to US$1,703,128 as of September 30, 2024, primarily due to the increased material purchases in the previous period necessary to meet project milestones. However, during the period, no additional purchases were required, resulting in the settlement of these accounts payable.

Our accounts payable increased from US$1,702,229 as of March 31, 2023, to US$2,032,246 as of March 31, 2024, primarily due to our increased use of subcontractors and the increase in the purchase of materials during the year ended March 31, 2024, to cope with our business growth.

Accrued expenses and other current liabilities

Our accrued expenses and other current liabilities mainly comprise accrued salaries, accrued interest and other payables. Our accrued expenses and other current liabilities increased from US$1,429,223 as of March 31, 2024 to US$1,779,558 as of September 30, 2024 mainly due to payable for listing expense.

Our accrued expenses and other current liabilities decreased from US$1,840,797 as of March 31, 2023 to US$1,429,223 as of March 31, 2024 mainly due to the settlement of payables for machineries acquired in prior years.

Contract Liabilities

Our contract liabilities increased from US$1,144,047 as of March 31, 2024 to US$2,081,671 as of September 30, 2024, which was mainly because one of the customer advanced payments required to achieve a key milestone. It is anticipated that revenue will be recognized subsequently upon the completion of the work done.

Our contract liabilities increased from US$923,474 as of March 31, 2023 to US$1,144,047 as of March 31, 2024, which was mainly because the customer advanced payments for sourcing high-value materials.

Due to related parties

Our amounts due to related parties comprised amount due to a director and amount due to other partners of joint operations. Amount due to a director dropped from US$203,990 as of March 31, 2024, to US$190,436 as of September 30, 2024, marking a decrease of US$13,554. This decrease was primarily due to repayment to the director. The amounts due to joint ventures decreased from US$653,025 as of March 31, 2024, to US$618,734 as of September 30, 2024, marking a decrease of US$34,291.

Amount due to a director dropped from US$2,129,097 as of March 31,2023 to US$203,990 as of March 31, 2024, marking a decrease of US$1,925,107. This decrease was primarily due to repayment and dividends paid to the director. Conversely, the amounts due to joint ventures increased from US$616,484 as of March 31,2023 to US$653,025 as of March 31, 2024, to cope with the business growth.

Bank and Other Borrowings

As of September 30, 2024, and March 31, 2024, we had outstanding bank and other borrowings balances of US$11,247,186 and US$10,928,069, respectively. The increase in the outstanding bank and other borrowings balance was mainly due to the business funding needs in respect of maintaining our business scale.

As of March 31, 2023, and 2024, we had outstanding bank borrowings balances of US$5,289,497 and US$10,928,069, respectively. The increase in the outstanding bank borrowings balance was mainly due to the business funding needs in respect of the expansion of our business scale.

Lease Liabilities

Lease liabilities comprised finance lease liabilities and operating lease liabilities. As of September 30, 2024 and March 31 2024, we had lease liabilities of US$383,368 and US$622,874, respectively. The decrease in our lease liabilities was mainly due to the amortization of lease liabilities during the year.

As of March 31, 2024 and 2023, we had lease liabilities of US$622,874 and US$1,229,814, respectively. The decrease in our lease liabilities was mainly due to the amortization of lease liabilities during the year.

Liquidity and Capital Resources

Our principal sources of funds have historically been our equity capital, cash generated from our operations, financial support from controlling shareholder and bank and other borrowings. Our primary liquidity requirements are to finance our working capital needs, fund our capital expenditures, and support the growth of our operations. Going forward, we expect these sources to continue to be our principal sources of liquidity.

Since inception, there have been periods where we maintained a working capital deficit and negative operating cashflows. As of September 30, 2024, our cash and cash equivalents amounted to US$15,426. Net cash used in operating activities for the six months ended September 30, 2024 amounted to US$558,542 and a net income for the six months ended September 30, 2024 amounted to US$529,943. As of March 31, 2024, our cash and cash equivalents amounted to US$323,595. Net cash used in operating activities for the year ended March 31, 2024 amounted to US$6,507,832 and a net income for the year ended March 31, 2024 amounted to US$929,912. Our working capital requirements and operating cashflows are influenced by the size of our operations, the contract sum of our work contracts, the progress of execution on our work contracts, the timeliness related to the survey certification process by the customers which are determined by the operation scales of our customers, the geographical dispersion, and the complexity of the projects, the timing for collecting accounts receivable and repayment of accounts payable. The disproportionate fluctuations in the contract assets impact the Company’s liquidity and capital resources, which lead to the mismatch between cashflow and operation expenditures. The Company may need to rely more on external financing, such as bank loans or lines of credits to maintain the operational and strategic flexibility.

As of September 30, 2024 and March 31, 2024, we had the total outstanding bank and other borrowings of US$11,247,186 and US$10,928,069 which was repayable on demand and according to respective payment schedules and US$10,038,610 and US$9,968,051 is available for revolving. The unutilised amount was US$3,861 and US$18,411 as of September 30, 2024 and March 31, 2024. There was no material covenant stated in the indebtedness incurred as of September 30, 2024 and March 31, 2024. We are not committed to draw down the unutilized amount.

Components and details of available and utilized bank borrowings as of March 31, 2024 are as follows:

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2024 Utilised	Unutilised	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 1	(1),(5)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	143,422	—	13/4/2031
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 2	(1),(6)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	96,007	—	23/10/2031
Hang Seng Bank – Term Loan	(2)	Monthly repay	2% per annum over 3 – month HIBOR	—	269,805	—	28/03/2028
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 3	(1),(7)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	110,141	—	2/4/2032
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 4	(1),(8)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	359,054	—	14/6/2033
The Hongkong and Shanghai Banking Corporation Limited – Post-Shipment Buyer Loans	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$5,111,821 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	190,415	Limit up to US$16,550 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	15/4/2024
					16,677		15/4/2024
					191,693		20/4/2024
					214,696		13/5/2024
					230,032		13/5/2024
					200,639		19/5/2024
					217,252		19/5/2024
					178,914		27/5/2024
					204,473		28/5/2024
					284,984		24/6/2024
					178,914		5/8/2024
					191,693		5/8/2024
					166,134		5/8/2024
					287,540		12/8/2024
					146,965		19/8/2024
					191,693		19/8/2024
					146,965		22/8/2024
					157,189		23/8/2024
					213,419		23/8/2024

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2024 Utilised	Unutilised	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Advance to Manufacturer (“MA”) Loan 1	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$5,111,821 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	207,029	Limit up to US$16,550 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	16/4/2024
					198,083		6/5/2024
					255,591		6/5/2024
					72,844		8/5/2024
					191,693		28/5/2024
					191,693		5/6/2024
					138,019		11/6/2024
					230,032		26/6/2024
The Hongkong and Shanghai Banking Corporation Limited – Funds from Factoring	(3)	Repay upon maturity	2% per annum over 1 – month HIBOR	Limit up to US$2,555,910 in aggregate for Funds from Factoring	182,286	Limit up to US$1,861 in aggregate for Funds from Factoring	2/5/2024
					73,548		7/5/2024
					1,291		29/5/2024
					22,285		18/6/2024
					475		19/6/2024
					157,758		20/6/2024
					31,596		26/6/2024
					214,383		22/3/2024
					12,381		30/3/2024
					358,385		9/4/2024
					33,448		14/4/2024
					142,847		15/4/2024
					202,438		25/4/2024
					15,517		26/4/2024
					12,340		30/4/2024
					439,955		2/5/2024
					11,918		29/5/2024
					256,676		9/6/2024
					710		17/6/2024
					170,160		18/6/2024
					213,652		25/6/2024
The Hongkong and Shanghai Banking Corporation Limited – MA Loan 2	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$2,300,320 in aggregate for MA Loan 2 & Post-Shipment Buyer Loan	255,591	—	24/4/2024
					255,591		24/4/2024
					255,591		25/4/2024
					319,489		25/4/2024
					191,694		7/5/2024

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2024 Utilised	Unutilised	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Post-Shipment Buyer Loan	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$2,300,320 in aggregate for MA Loan 2 & Post-Shipment Buyer Loan	383,387	—	28/4/2024
					332,268		29/4/2024
					306,709		29/4/2024
Total				9,968,051	10,928,069	18,411

Components and details of available and utilized bank and other borrowings as of September 30, 2024 are as follows:

		Repayment terms(4)	Interest rate %	Available	As of September 30, 2024 Utilised	Unutilised	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 1	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	138,801	—	13/4/2031
	(5)				1,436	—	23/4/2025
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 2	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	94,307	—	23/10/2031
	(6)				770	—	2/5/2025
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 3	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	107,265	—	2/4/2032
	(7)				931	—	13/5/2025

The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 4	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	351,572	—	14/6/2033
	(8)				2,554	—	14/5/2025

The Hongkong and Shanghai Banking Corporation Limited – Post-Shipment Buyer Loans	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$5,148,005 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	181,467	Limit up to US$2,574 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	7/10/2024
					218,790		7/10/2024
					225,225		7/10/2024
					287,001		28/10/2024
					193,050		27/12/2024
					180,180		27/12/2024
					167,310		30/12/2024
					141,570		30/12/2024
					148,005		6/1/2025
					296,010		8/1/2025

		Repayment terms(4)	Interest rate %	Available	As of September 30, 2024 Utilised	Unutilised	Maturity Date (dd/mm/yyyy)
					244,530		10/1/2025
					73,359		13/1/2025
					248,391		13/1/2025
					208,495		27/2/2025
					234,235		27/2/2025
					185,329		27/2/2025
The Hongkong and Shanghai Banking Corporation Limited – Advance to Manufacturer (“MA”) Loan 1	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$5,148,005 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	193,050	Limit up to US$2,574 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	9/10/2024
					162,162		28/10/2024
					141,570		28/10/2024
					154,440		28/10/2024
					106,821		31/10/2024
					90,090		4/11/2024
					68,211		4/11/2024
					180,180		5/11/2024
					151,866		6/11/2024
					231,660		26/11/2024
					148,006		28/11/2024
					284,428		27/12/2024
The Hongkong and Shanghai Banking Corporation Limited – Funds from Factoring	(3)	Repay upon maturity	2% per annum over 1 – month HIBOR	Limit up to US$2,574,003 in aggregate for Funds from Factoring	403,314	—	7/10/2024
					17,337		18/10/2024
					237,489		18/10/2024
					390,919		23/10/2024
					136,630		24/10/2024
					102,569		28/10/2024
					281,381		28/11/2024
					144,009		8/12/2024
					367,449		12/12/2024
					427,433		27/12/2024
					65,473		29/12/2024

The Hongkong and Shanghai Banking Corporation Limited – MA Loan 2	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$2,316,602 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	167,310	Limit up to US$1,287 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	9/10/2024
					54,054		10/10/2024
					202,059		17/10/2024
					167,310		21/10/2024
					154,440		21/10/2024
					218,790		22/10/2024
					128,700		22/10/2024
					68,211		28/10/2024
					126,127		29/10/2024

		Repayment terms(4)	Interest rate %	Available	As of September 30, 2024 Utilised	Unutilised	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Post Shipment Buyer Loan	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$2,316,602 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	132,561	Limit up to US$1,287 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	27/1/2025
					142,857		7/2/2025
					64,350		10/2/2025
					366,795		13/2/2025
					205,920		24/2/2025
					115,831		24/2/2025
AR Horizon Limited	(9)	Repay upon maturity	12%	—	514,801	—	30/10/2024
Total				10,038,610	11,247,186	3,861

____________

(1)      The loan is secured by The Hong Kong Mortgage Corporation Limited. There is no material covenant stated in this borrowing.

(2)      The loan is secured by the life insurance policy and personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam. There is no material covenant stated in this borrowing. This banking facility has been cancelled as of the date of this prospectus and the loan has been fully repaid on May 10, 2024 upon the surrender of the insurance policy.

(3)      The loans are secured by the personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam. There is no material covenant stated in this borrowing. Loans are redrawn once the repayment is made in accordance with the maturity dates, subject to the aggregate amount outstanding of such facilities shall at no time exceed the stated combined limit and sub-limits.

(4)      The loans contain a repayment on demand clause.

(5)      The loan tenor and the guarantee period of the loan was extended under the Partial Principal Repayment Arrangement with effective from June 13,2024.

(6)      The loan tenor and the guarantee period of the loan was extended under the Partial Principal Repayment Arrangement with effective from May 23,2024.

(7)      The loan tenor and the guarantee period of the loan was extended under the Partial Principal Repayment Arrangement with effective from June 2,2024.

(8)      The loan tenor and the guarantee period of the loan was extended under the Partial Principal Repayment Arrangement with effective from June 14,2024.

(9)      The loan is secured by the assignment of receivables of a project. There is no material covenant stated in this borrowing.

As of September 30 and March 31, 2024, we have cash requirements for bank and other borrowings, leases, long-serviced payment obligations, and other liabilities. For lease-related information, see Note 8 of our consolidated financial statements included elsewhere in this prospectus. For bank and other borrowings-related information, see Note 11 of our consolidated financial statements.

As of September 30, 2024, we have the following obligations:

•        Short-term:    Other liabilities of US$4,291,856 are comprised of various payables, including accounts payable, amounts due to related parties and accrued expenses payables expected to be settled based on contractual terms.

•        Long-term:    Long-serviced payment obligations of US$109,179 are expected to be paid out based on individual plan participants, although cash outflows cannot be estimated reliably. Additionally, reinstatement obligations of US$38,789 are expected to be paid out based on lease terms.

We believe that our current cash balance, cash generated from our operations, bank and other borrowings, and the estimated net proceeds from the initial public offering will be sufficient to meet our working capital needs for the next 12 months from the date the audited financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows

The following table sets forth a summary of our cash flows information for the periods/years indicated:

	Six months ended September 30, 2024	Six months ended September 30, 2023
	US$	US$
Cash (used in) provided by
Operating activities	(558,542)	(4,885,093)
Investing activities	158,975	(29,663)
Financing activities	90,531	3,850,468
Foreign currency translation adjustment	867	3,854
Net change in cash and cash equivalents	(308,169)	(1,060,434)

Cash and cash equivalents at the beginning of the period	323,595	1,562,229
Cash and cash equivalents at the end of the period	15,426	501,795
	Year ended March 31, 2024	Year ended March 31, 2023
	US$	US$
Cash (used in) provided by
Operating activities	(6,507,832)	2,104,419
Investing activity	(59,717)	(195,709)
Financing activities	5,323,832	(1,036,226)
Foreign currency translation adjustment	5,083	(2,953)
Net change in cash and cash equivalents	(1,238,634)	869,531

Cash and cash equivalents at the beginning of the year	1,562,229	692,698
Cash and cash equivalents at the end of the year	323,595	1,562,229

Operating Activities

Our operating cash inflows are primarily derived from our revenue from public civil engineering works such as road and drainage works, in Hong Kong, whereas our operating cash outflows mainly include subcontracting costs, direct labor costs, the purchase of materials, as well as other working capital needs.

Cash used in operating activities amounted to US$558,542 for the six months ended September 30, 2024, mainly derived from (i) net income of US$529,943 for the six months ended September 30, 2024; (ii) the increase in accounts receivable net by US$3,828,876 as a result of the increase in works performed by us during the six months ended September 30, 2024; (iii) the decrease in contract assets by US$3,508,769; (iv) an decrease in accounts payable by US$341,927; (v) an increase in contract liabilities by US$925,263; and (vi) increase in prepayment and other current assets by US$1,932,514.

Cash used in operating activities amounted to US$4,885,093 for the six months ended September 30, 2023, mainly derived from (i) net income of US$519,025 for the six months ended September 30, 2023; (ii) the increase in accounts receivable net by US$4,288,036 as a result of the increase in works performed by us during the six months ended September 30, 2023; (iii) the increase in contract assets by US$306,975; (iv) an decrease in accounts payable by US$422,948; (v) an decrease in contract liabilities by US$281,339; and (vi) decrease in amount due to related parties by US$1,682,787.

Cash used in operating activities amounted to US$6,507,832 for the year ended March 31, 2024, mainly derived from (i) net income of US$929,912 for the year ended March 31, 2024; (ii) the increase in accounts receivable net by US$1,794,055 as a result of the increase in works performed by us during the year; (iii) the increase in contract assets by US$5,048,269; (iv) an increase in accounts payable by US$324,198; (v) an increase in contract liabilities by US$217,410; and (vi) decrease in amount due to related parties by US$2,446,979.

Cash provided by operating activities amounted to US$2,104,419 for the year ended March 31, 2023, mainly derived from (i) net income of US$879,554 for the year ended March 31, 2023; (ii) the decrease in accounts payable by US$4,637,021; (iii) the decrease in contract assets by US$6,896,717; (iv) the decrease in accounts receivable net by US$597,483; and (v) increase in amount due to related parties by US$1,670,567.

Investing Activities

Cash from investing activities amounted to US$158,975 for the six months ended September 30, 2024, mainly derived from proceeds from the redemption of the life insurance policy.

Cash used in investing activities amounted to US$29,663 for the six months ended September 30, 2023, mainly derived from purchase of property plant and equipment.

Cash used in investing activity amounted to US$59,717 for the year ended March 31, 2024, mainly derived from purchase of property plant and equipment, and advances to related companies.

Cash used in investing activity amounted to US$195,709 for the year ended March 31, 2023, mainly derived from the purchase of property, plant, and equipment, and advances to related companies.

Financing Activities

Cash provided by financing activities amounted to US$90,531 for the six months ended September 30, 2024, which was mainly attributable to (i) proceeds from drawdowns of bank and other borrowings of US$21,438,339; (ii) the repayment of bank and other borrowings of US$20,932,540; (iii) the payment of offering costs of US$388,983; and (iv) repayments of lease liabilities of US$90,857.

Cash provided by financing activities amounted to US$3,850,468 for the six months ended September 30, 2023, which was mainly attributable to (i) proceeds from drawdowns of bank borrowings of US$21,054,992; (ii) the repayment of bank borrowings of US$16,989,611; and (iii) repayments of lease liabilities of US$140,340.

Cash provided by financing activities amounted to US$5,323,832 for the year ended March 31, 2024, which was mainly attributable to (i) proceeds from drawdowns of bank borrowings of US$42,901,267; (ii) the repayment of bank borrowings of US$37,281,541; and (iii) repayments of lease liabilities of US$221,255.

Cash used in financing activities amounted to US$1,036,226 for the year ended March 31, 2023, which was mainly attributable to (i) the repayments of bank borrowing of US$14,639,651; (ii) the proceeds from drawdowns of bank borrowings of US$13,974,230; and (iii) the repayments of lease liabilities of US$445,302.

Off-Balance Sheet Arrangements

For the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

The following table summarizes our contractual obligations as of September 30, 2024:

		Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Bank and other borrowings(1)	11,247,186	10,584,871	87,739	282,873	291,703
Finance lease liabilities(2)	151,176	140,534	10,642	—	—
Operating lease payments(3)	232,192	169,532	62,660	—	—
	11,630,554	10,894,937	161,041	282,873	291,703

The following table summarizes our contractual obligations as of March 31, 2024:

		Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Bank Borrowings(4)	10,928,069	10,099,619	155,008	424,501	248,941
Finance lease liabilities(5)	240,749	184,280	56,469	—	—
Operating lease payments(6)	382,125	240,871	114,708	26,546	—
	11,550,943	10,524,770	326,185	451,047	248,941

____________

(1)      As of September 30, 2024, our contractual obligation to repay outstanding bank and other borrowings totalled US$11,247,186.

(2)      As of September 30, 2024, our contractual obligation to repay outstanding finance leases totalled US$151,176.

(3)      We leased our offices which are classified as operating lease in accordance with Topic 842. As of September 30, 2024, our future lease payments totalled US$232,192.

(4)      As of March 31, 2024, our contractual obligation to repay outstanding bank borrowings totalled US$10,928,069.

(5)      As of March 31, 2024, our contractual obligation to repay outstanding finance leases totalled US$240,749.

(6)      We leased our offices which are classified as operating lease in accordance with Topic 842. As of March 31, 2024, our future lease payments totalled US$382,125.

Capital Expenditures

For the six months ended September 30, 2024, and the year ended March 31, 2024, and March 31, 2023, we did not incur any material capital expenditure. As of the date of this prospectus, we did not purchase any material equipment for operational use. We do not have any other material commitments to capital expenditure as of the date of this prospectus.

Trend Information

Other than as disclosed in “Risk Factors — Risks Related to Our Business and Industry” in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition for the six months ended September 30, 2024 and the years ended March 31, 2024 and 2023.

Seasonality

The nature of our business is not affected by seasonal variations.

Quantitative and Qualitative Disclosure about Market Risk

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents, accounts receivable, and contract assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of September 30, 2024 and March 31, 2024 and 2023, US$ 15,426, US$323,595, and US$1,562,229 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$64,103 (HK$500,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the six months ended September 30, 2024 and the years ended March 31, 2024 and 2023, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue was derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the six months ended September 30, 2024, (i) there were three customers that generated income which accounted for over 10% of the total revenue generated for that period, and (ii) there was two subcontractors that accounted for over 10% of the total purchases for that period.

During the six months ended September 30, 2023, (i) there were four customers that generated income which accounted for over 10% of the total revenue generated for that period, and (ii) there was one subcontractor that accounted for over 10% of the total purchases for that period.

During the fiscal year ended March 31, 2024, (i) there were four customers that generated income which accounted for over 10% of the total revenue generated for that year, and (ii) there was one subcontractor that accounted for over 10% of the total purchases for that year.

During the fiscal year ended March 31, 2023, (i) there were two customers that generated income which accounted for over 10% of the total revenue generated for that year; and (ii) there was two subcontractors that accounted for over 10% of the total purchases for that year.

As of September 30, 2024, (i) there were three customers which accounted for over 10% of the consolidated accounts receivable; and (ii) there was one supplier which accounted for over 10% of the total consolidated accounts payable.

As of September 30, 2023, (i) there were three customers which accounted for over 10% of the consolidated accounts receivable; and (ii) there was no supplier which accounted for over 10% of the total consolidated accounts payable.

As of March 31, 2024, (i) there were three customers which accounted for over 10% of the consolidated accounts receivable; and (ii) there was one supplier which accounted for over 10% of the total consolidated accounts payable.

As of March 31, 2023, (i) there were three customers which accounted for over 10% of our accounts receivable; and (ii) there was no supplier or subcontractor which accounted for over 10% of the total consolidated accounts payable.

Credit Risk

For the credit risk related to accounts receivable, our Group performs periodic credit evaluations of our customers’ financial condition and generally does not require collateral. Our Group establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers, and other information. The allowance amounts were immaterial for all periods presented. Our management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. Our Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on cash deposits and floating rate bank borrowings. Our Group has not used any derivative financial instruments to manage the interest risk exposure. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by our Group at the end of the reporting period, the impact on our profit after tax is estimated as an annualized impact on interest expense or income of such a change in interest rates.

Liquidity Risk

Liquidity risk is the risk that our Company will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. We will make the maximum effort to maintain sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we have sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Labor Price Risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits, and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition, and results of operations may be materially and adversely affected.

Inflation Risk

Our Company monitors changes in price levels. Historically inflation has not materially affected our business or the results of our operations. However, significant increases in the price of raw materials and labor that cannot be passed to our customers could adversely impact our results of operations.

Currency Risk

Our Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities. Our Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to USD is not significant as HK$ is pegged to US$.

OUR CORPORATE STRUCTURE AND HISTORY

Corporate Structure

We are a holding company with no material operations of our own. We conduct our operations through our wholly-owned Operating Subsidiary. This is an offering of the Class A Ordinary Shares of Skyline Builders Group Holding Limited, a Cayman Islands exempted company with limited liability, instead of the shares of in our primary subsidiaries.

Because we are incorporated under the laws of Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections titled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Kin Chiu Engineering Limited.

Kin Chiu Engineering Limited was incorporated in Hong Kong on April 24, 2012. Mr. Ngo Chiu Lam has been a shareholder and director of Kin Chiu Engineering Limited since its incorporation.

Skyline Builders (BVI) Holding Limited was incorporated on June 27, 2024 under the laws of the British Virgin Islands, as an intermediate holding company.

On July 24, 2024, Skyline Builders (BVI) Holding Limited acquired 7,450,000 shares, being the entire issued share capital, of Kin Chiu Engineering Limited from Mr. Ngo Chiu Lam at the consideration of HK$1. Subsequent to the transfer, Kin Chiu Engineering Limited became an indirect wholly-owned subsidiary of the Company.

On July 24, 2024, Supreme Development (BVI) Holdings Limited proposed to surrender 4,973,495,000 ordinary shares to the Company for cancellation, and the Company approved the surrender and cancellation of such shares on the same day. Subsequent to the surrender, the Company is wholly owned as to 26,505,000 ordinary shares by Supreme Development (BVI) Holdings Limited.

On July 24, 2024, the Company passed board resolutions and shareholder resolutions to re-designate (a) 4,923,495,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 4,923,495,000 Class A Ordinary Shares of par value of US$0.00001 each; and (b) 50,000,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 50,000,000 Class B Ordinary Shares of par value of US$0.00001 each, and re-designate a total of 26,505,000 issued ordinary shares of par value of US$0.00001 owned by Supreme Development (BVI) Holdings Limited) each into 26,505,000 Class A ordinary shares of par value of US$0.00001 each. Subsequent to the re-designation, the Company is owned as to 26,505,000 Class A Ordinary Shares by Supreme Development (BVI) Holdings Limited. Simultaneously, the Company issued 1,995,000 Class B ordinary shares of par value of US$0.00001 each to Supreme Development (BVI) Holdings Limited.

On July 30, 2024, Supreme Development (BVI) Holdings Limited entered into Sale and Purchase Agreements with Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Pursuant to the Sales and Purchase Agreements, Supreme Development (BVI) Holdings Limited is to sell, and Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited are to acquire, 4.90%, 4.90%, 4.90%, 4.80%, 4.80% and 4.70% of the issued Class A equity interests in Skyline Builders Group Holding Limited, at the consideration of US$292,456, US$292,456, US$292,456, US$286,488, US$286,488 and US$280,519, respectively. On the same date, Supreme Development (BVI) Holdings Limited executed the instrument of transfers whereby Supreme Development (BVI) Holdings Limited have transferred 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares, out of its 26,505,000 Class A Ordinary Shares, to Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Subsequent to the transfers, Skyline Builders Group Holding Limited is owned as to (i) 18,818,550 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares by Supreme Development (BVI) Holdings Limited; and (ii) 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares by Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively.

On October 9, 2024, the Company adopted a second amended and restated memorandum and articles of association.

On January 23, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as representative of the underwriters named therein (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment underwriting public offering (the “Offering”) an aggregate of 1,500,000 Class A Ordinary Shares, par value US$0.00001 per share, at a public offering price of US$4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 225,000 Class A Ordinary Shares to cover over-allotment, if any. The Class A Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-282720), filed with the Securities and Exchange Commission the (“Commission”), which was declared effective by the SEC on December 31, 2024.

On January 24, 2025, the Company closed its initial public offering of 1,500,000 of the Company’s Class A Ordinary Shares. Under the terms of the Underwriting Agreement, the Company sold a total of 1,500,000 Class A Ordinary Shares at an offering price of US$4.00 per Ordinary Share for gross proceeds of US$6.0 million. A final prospectus relating to the Offering was filed with the SEC on January 24, 2025.

On February 6, 2025, Dominari Securities LLC, as the representative of the underwriters in the initial public offering of the Company, partially exercised its over-allotment option to purchase an additional 225,000 Class A Ordinary Shares of the Company at a price of US$4.00 per share, before deducting underwriting discounts. The closing for the sale of the over-allotment shares took place on February 10, 2025. The gross proceeds of the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totaled approximately US$6.9 million, before deducting underwriting discounts and other related expenses.

The chart below illustrates our corporate structure and identifies our subsidiaries:

____________

(1)      As of the date of this prospectus, there are 6 (six) shareholders of record that have shareholding less than 5%

INDUSTRY OVERVIEW

The information contained in this section and elsewhere in the prospectus have been derived from various official government and other publications generally believed to be reliable and the market research report prepared by Migo and commissioned by Skyline Builders Group Holding Limited. All information and data presented in this section is derived from Migo’s industry report, unless otherwise noted. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF MARCOECONOMIC ENVIRONMENT IN HONG KONG

According to the data from Census and Statistics Department of Hong Kong (C&SD), the GDP has recorded a steady growth from approximately HK$2,835 billion in 2018 to approximately HK$2,982 billion in 2023, representing a CAGR of 1.02%. The growth was primarily attributable to domestic demand rebounded strongly in 2023, following the removal of anti-epidemic measures and supported by improved labor market conditions and the Government’s various support initiatives. In the first quarter of 2024, Hong Kong’s GDP increased by 2.7% in real terms from a year earlier. For 2023 as a whole, the GDP grew by 6.1% in from the preceding year. Moreover, the government forecasts a growth of 2.5% to 3.5% in real terms for 2024. The following chart shows the GDP and growth rate in Hong Kong from December 31, 2018 to March 31, 2024.

Gross Domestic Product (GDP) & Growth Rate in Hong Kong
(HK$ billion)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
-8.0%
6.6%
2,835
2,845
0.3%
2,676
-5.9%
2,870
7.2%
2,809
-2.1%
2,982
6.1%
769
2018
2019
2020
2021
2022
2023
1Q 2024
GDP
Growth rate

Noted: As of March 31, 2024 (1Q 2024)

Source: Census and Statistics Department of Hong Kong (C&SD), Migo

OVERVIEW OF CONSTRUCTION INDUSTRY IN HONG KONG

Four major stakeholders are usually involved in the supply chain of the construction industry in Hong Kong. Construction projects are managed by the main contractors once the projects have been awarded by the government departments or private developers. Main contractors are the lead coordinators for the entire duration of the construction project and may outsource certain part of the expertise obligations and task under a contract to another party known as a subcontractor.

As per market practice, main contractors often delegate certain responsibilities to the specialized service providers to leverage the expertise and resources by subcontractors. The practice can minimize their project costs and enhance efficiency. As the size of the project increases, it is more likely for main contractors to decide to subcontract more tasks to subcontractors. Construction workers are usually hired by the subcontractors to perform the construction works.

Source: Migo

Market Size of Construction Sites in Hong Kong

According to the data from C&SD, the gross value of construction works performed by main contractors in Hong Kong by broad trade group increased from approximately HK$252.2 billion in 2018 to approximately HK$270.9 billion in 2023, representing a CAGR of 1.4%. The growth was primarily driven by the increase in construction activities for key infrastructure and property development projects. The gross value of construction works performed by main contractors in Hong Kong by broad trade group showed steadily a YoY growth of 8.7% from March 31, 2023 to March 31, 2024. The following chart shows the gross value of construction works performed by main contractors by broad trade group in Hong Kong from December 31, 2018 to March 31, 2024.

Source: C&SD, Migo

According to the data from C&SD, the gross value of construction works performed by main contractors in Hong Kong by broad trade group increased from approximately HK$151.4 billion in 2018 to approximately HK$178.1 billion in 2023, representing a CAGR of 3.3%. The gross value of construction works performed by main contractors in Hong Kong by broad trade group showed a YoY growth of 14.5% from March 31, 2023 to March 31, 2024. The following chart shows the gross value of construction works performed by main contractors by end-user group under public and private sites in Hong Kong from December 31, 2018 to March 31, 2024.

Gross value of construction works performed by main contractors by end-user group under public and private sites in Hong Kong
(HK$ billion)
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
151.4
46.5
104.9
136.0
38.1
97.9
131.7
47.7
84.0
136.7
49.8
86.9
159.3
55.9
103.4
178.1
57.4
120.6
47.3
15.5
31.8
2018
2019
2020
2021
2022
2023
1Q 2024
Buildings
Structures & facilities

Source: C&SD, Migo

Government expenditure on infrastructure

The government budget 2024-2025 of expenditure on infrastructure spending is set to increase by 19.8% to HK$106.1 billion. In the next few years, annual capital works expenditure is expected to reach HK$100 billion, and the annual total construction output will increase to around HK$300 billion.

Government’s Initiatives to Implement Policies

•        Developing the Infrastructure for Economic Growth

The government outlines the plan to develop the northern part of Hong Kong into a metropolitan area for people to live, work and travel in the next 20 years. Through the formation of a spatial framework of “Twin Cities, Three Circles”, social and economic collaboration between Hong Kong and Shenzhen in economic development, infrastructure, innovation and technology and ecological conservation can be further improved. The Northern Metropolis is a new engine for Hong Kong to scale new heights. Spanning about 300 square kilometers, the Northern Metropolis will create space to enhance capacity for Hong Kong.

•        Lantau Tomorrow Vision

Among the largest in scale providing land supply, the artificial islands in the Central Waters, the studies of which commenced in 2021, optimise the transport network of Hong Kong and boost the commercial development potential of North Lantau.

•        Railway Projects — railway network expansion up to 2031

Being the backbone of public transport system, new railway projects under the Railway Development Strategy 2014 include Tung Chung Line Extension, Tuen Mun South Extension, Northern Link and Hung Shui Kiu Station at HK$110 billion.

•        Hong Kong International Airport Expansion — undergoing HK$40 billion upgrade up to 2030

Together with the Three-runway System, the premium logistics center and future development of, the “Airport City” transformed under the Hong Kong Port Island development includes the 350,000 square meters “SKYCITY”, automated car parks, autonomous transportation system, air cargo logistics and related supporting facilities, etc.

•        Energizing Kowloon East

The initiative sets out to facilitate transformation of the old industrial areas and the former Kai Tak Airport into Hong Kong’s second core business district and a desirable place to work, live and enjoy a high-quality lifestyle including the Kai Tak Sports Park, East Kowloon Cultural Centre, and multi-modal Linkage System.

OVERVIEW OF CIVIL ENGINEERING WORKS INDUSTRY IN HONG KONG

Civil engineering works encompass a wide variety of works that include the design, construction and maintenance of infrastructure, namely roads, bridges, tunnel, dams and power plants. According to the Development Bureau, civil engineering works are generally classified into four segments, namely (1) ports works, (2) roads and drainage, (3) site formation, and (4) waterworks. (1a) Port works refer to design, construction, improvement and maintenance of marine facilities, including public piers, ferry piers, dolphins, reclamations, seawalls, breakwaters, pumphouses and beaches. (2a) Roads works are usually grouped into two types, namely (2b) construction of new roads, such as expressways, trunk roads, primary distributor roads, district distributor roads and local distributor roads, and (2c) maintenance of existing roads. Drainage works refer to construction, improvement and maintenance of sewage treatment facilities, and storm water drainage facilities. (3a) Site formation works include excavations on sloping land, earth filling and compaction, landslip preventive works and ground water drainage works. These works are necessary to prepare a piece of land for foundation works and the subsequent construction of buildings and other structures through preparation of land with required orientation, shape or levels that can accommodate particularly buildings and facilities. (4a) Waterworks cover system that conveys fluids for a wide range of applications such as water and liquid supply, as well as vessel or conduit to funnel and discharge waste liquid. Generally, service scope of water works includes installation of systems and components such as pipes and vessels, testing, inspection and maintenance.

Subcontracting is a common practice in civil engineering works industry whereby main contractors subcontract the large-scale projects to other contractors with specialist licenses or capabilities in certain areas, including road and drainage works, port works and site formation, based on the track records, business relationship and capital requirements. In public sector, leading main contractors tender for the projects from government and government related organizations, which are then assigned to one or more subcontractors. Generally, main contractors with eligibility for undertaking public works are registered under respective works categories and tender group in the List of Approved Contractors of the Development Bureau of Hong Kong. Joint venture, which refers to a business form that two or more person or entity engaged in a single defined project, is generally adopted by contractors for sizable civil engineering works. Key benefits of joint venture include enhancement of resources (e.g. capital and equipment) and technical expertise, as well as share the risk and costs involved. Establishment of joint venture is required for some large-scaled infrastructure projects by public owners.

Market size of Civil Engineering Works in Hong Kong

According to the Census and Statistics Department of Hong Kong, the gross value of civil engineering works performed by main contractors in Hong Kong recorded an overall incline from approximately HK$119.4 billion in 2018 to HK$151.4 billion in 2023, representing a CAGR of approximately 4.9%. The rollout and commencement of projects such as Kwun Tung North (“KTN”) and Fanling North (“FLN”) of New Development Area (“NDA”), Kau Yi Chau Artificial Island under the Lantau Tomorrow Vision, Tung Chung New Town Extension in the coming few years, shall sustain demand for civil engineering works. The gross value of civil engineering works in Hong Kong significantly increased at a YoY of 49.6% from March 31, 2023 to March 31, 2024. Our Group principally engages in roads and drainage works and had undertaken several key projects which included government Contract no. ND/2019/06 Civil Engineering, Building, E&M Associated works in the first phase of the KTN and FLN of NDA. The following chart shows the gross value of civil engineering works in nominal terms performed by main contractors at construction sites in Hong Kong from December 31 2018 to March 31, 2024.

Gross value of civil engineering works in Hong Kong
(HK$ billion)
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
119.4
104.9
116.5
127.3
133.7
151.4
37.4
2018
2019
2020
2021
2022
2023
1Q 2024

Source: C&SD, Migo

With reference to the Development Bureau of Hong Kong, as of the end 2023, there are about 123,649 workers engaged at construction sites, of which about 30,710 workers work in civil engineering projects. According to the data from C&SD, the price index of wage slightly increased at a CAGR 0.3% from 2018 to 2023. On the other hand, the major raw materials in civil engineering works were included bitumen, Portland cement, and steel reinforcement, which recorded increasing at a CAGR of 5.6%, 6.6% and 4.3% respectively. The following table illustrates the index numbers of the costs of labor and materials used in public sector construction projects from 2018 to 2023.

	2018	2019	2020	2021	2022	2023	1Q 2024	CAGR (2018 – 2023)
Wage	167.2	161.3	159.2	160.1	165.3	170.0	175.9	0.3%
Bitumen	185.9	197.9	189.8	213.7	249.3	243.6	248.7	5.6%
Portland cement	137.6	141.9	145.7	156.7	187.9	189.5	188.3	6.6%
Steel reinforcement	201.0	192.3	185.2	295.9	295.9	247.9	225.5	4.3%

____________

Note:

1.       The index numbers of the costs of labor are compiled based on data contained in GF527 (Rev. 1/2003).

2.       C&SD currently releases two sets of index numbers each month using April 2003 as the base period respectively.

Source: C&SD, Migo

Growth Drivers of Civil Engineering Works in Hong Kong

•        Government Funding Support

To encourage wider adoption of innovative constructive methods and new technologies in the construction industry, the Government has set up a HK$1 billion Construction Innovation and Technology Fund to promote productivity, uplifting built quality, improving site safety and enhancing environmental performance.

•        Enhancing rail connectivity with the Guangdong-Hong Kong-Macao Greater Bay Area (“GBA”)

To further promote the connectivity of infrastructure within the GBA, the government will continue to work with the Shenzhen authorities through the Task Force for Hong Kong-Shenzhen Co-operation on Cross-Boundary Railway Infrastructure. In December 2023, the government promulgated the Hong Kong Major Transport Infrastructure Development Blueprint, with a view to meeting the city’s long-term transport and logistics needs up to 2046 and beyond. In terms of specifics, the blueprint includes proposals for enhancements to the “Three Railways & Three Major Roads” initiative, and new projects as part of “Two Railways & One Major Road”. “Three Railways & Three Major Roads” involves three strategic railway proposals, namely the Hong Kong-Shenzhen Western Rail Link connecting Hung Shui Kiu and Qianhai, the Central Rail Link, and the Tseung Kwan O Line Southern Extension, as well as three major road proposals, namely the Northern Metropolis Highway, the Shatin Bypass and the Tseung Kwan O-Yau Tong Tunnel. “Two Railways & One Major Road” comprises the Northern Link Eastern Extension, the Northeast New Territories Line, and the Northern Metropolis Highway (New Territories North New Town Section).

•        Investment in advanced technology

The industry landscape is rapidly evolving as engineering firms, contractors, and participants across the value chain realize the benefits of, and increasingly deploy, connected construction technologies. Adopting advanced technologies can help bring all working parties onto one platform, work smarter, optimize productivity, reduce costs in order to achieve sustainability goals into operations. The latest technologies include building information management (BIM), Industrialized Building System (IBS), digital supply networks, prefabrication and modular construction, asset tracking, and autonomous drones, among many others. However, the required capital investment in advanced technology in the construction industry is very high and it demands a long-term investment period before generating profits. Long-term high investment cost leads to the situation that many construction enterprises are reluctant to invest in technological innovation.

Entry Barriers of Civil Engineering Works in Hong Kong

•        Financial capability

Being one of the major selection criteria taken by the customers, solid financial strength is essential for contractors to ensure that the construction projects go smoothly. To commence a construction project, it is a common practice in the industry for the customer of the construction project to request the awarded main contractor to provide a performance bond, which is 5% of the total contract sum, backed by a bank or an insurance company in favor of the customer. Additionally, contractors need to be backed by sufficient startup cost because contractors will undertake cost related to construction material procurement, engagement with subcontractors and the leasing of necessary machinery and equipment upfront, which require large capital commitment. Furthermore, contractors will only receive their progress payment in the later stage of the project after work progress is certified. Therefore, new entrants who lack strong financial backing will find it onerous to compete with current players and to win large-scale projects.

•        Solid track records

Experienced contractors who have accumulated solid track records can enjoy edges in securing projects, deterring new industry players from entering the market. In the construction sector, the proven track record of construction works is viewed as one of the key criteria in shortlisting contractors. New industry players who are short of solid job references and years of experience accumulation can hardly compete with well-established players. In addition, new industry players without a mature network may not be invited for the potential business opportunities. Their competitiveness will be substantially weakened as they may experience difficulties in finding capable subcontractors and skilled labor force in the absence of a mature network with suppliers.

•        Technical knowledge

Technical knowledge is one of the key barriers for new market entrants of piling systems installation as contractors and specialists generally have a strong understanding towards structural, chemical and electrical engineering in order to successfully install piling system, in particular impressed current protection, in the structure with long protection function and minimum negative impact on structural properties.

BUSINESS

Our Mission

Our mission is to become a leading civil engineering services provider in Hong Kong. We strive to provide quality services that comply with our customers’ quality standards, requirements and specifications.

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Kin Chiu Engineering Limited. We operate in a single segment that represents the Company’s core business as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong. Our construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. We mostly undertake civil engineering works in the role of subcontractor, while we are also fully qualified to undertake such works in the capacity of main contractor.

Kin Chiu Engineering Limited was founded in 2012. In our operating history of over 12 years, we have focused on providing civil engineering services in the role of subcontractor and built up our expertise and track record in civil engineering works. We take pride in our project portfolio in civil engineering works. In 2022, we were awarded with a public project with an initial contract sum of over HK$290 million (US$37.1 million). In July 2024, we were awarded with a public project with an initial contract sum of over HK$180 million (US$23.0 million) and a public project with an initial contract sum of over HK$80 million (US$10.2 million).

We, through our Operating Subsidiary, are mainly engaged in public sector projects in Hong Kong. To a lesser extent, we also participate in private sector projects. Our public sector projects mainly involve infrastructure developments while private sector projects mainly involved residential and commercial developments.

In March 2020, we have successfully registered in the Approved Contractors List maintained by the Development Bureau of Hong Kong in the category of Roads and Drainage (Group B (Probation)), enabling us to directly tender for public works contracts in the capacity of main contractor. In addition, Kin Chiu Engineering Limited is a Registered Subcontractor in foundation and piling (sheet piles), general civil works (roadworks, road drainage and sewer and waterworks), other finishing trades and components (signage and graphics) and hoarding of the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong.

We, through our Operating Subsidiary, have achieved sustained growth in our business. For each of the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023, our total revenue derived from civil engineering services was approximately US$25.5 million, US$48.8 million and US$44.6 million, respectively. The number of customers with revenue contribution to us was 10 for the sixed month ended September 30, 2024, 12 for the fiscal year ended March 31, 2024 and 12 for the fiscal year ended March 31, 2023. For the fiscal year ended March 31, 2024, the number of our projects contributing revenue was 16, among which 6 projects contributed revenue of over US$3 million each. In particular, a public project with an initial contract sum of over HK$290 million (US$37.1 million) contributed revenue of over HK$120 million (US$15.4 million) of revenue for the year ended March 31, 2024.

According to Migo, the gross value of civil engineering works performed by main contractors in the civil engineering industry of Hong Kong recorded an overall incline from approximately HK$119.4 billion in 2018 to HK$151.4 billion in 2023, representing a CAGR of approximately 4.9%. The rollout and commencement of projects such as Kwu Tung North and Fanling North of New Development Area, Kau Yi Chau Artificial Island under the Lantau Tomorrow Vision, Tung Chung New Town Extension in the coming few years, shall sustain demand for civil engineering works. Driven by (i) continuous government funding support to promote productivity, uplifting built quality, improving site safety and enhancing environmental performance; (ii) the Government’s continuous effort in enhancing rail connectivity, which requires extensive civil engineering works; (iii) rapid advancement in technology to optimize productivity and reduce costs such as the building information management and industrialized building system, it is expected that the Hong Kong civil engineering industry will continue to grow.

Our Competitive Strengths

We believe that the following strengths have contributed to our success and differentiate us from our peers:

Established track record

In our operating history of over 12 years, we have focused on providing civil engineering services in the role of subcontractor and built up our expertise and track record in civil engineering works.

In March 2020, we have successfully registered in the Approved Contractors List maintained by the Development Bureau of Hong Kong in the category of Roads and Drainage (Group B (Probation)), enabling us to directly tender for public works contracts in the capacity of main contractor. Our status as an Approved Contractor has broadened the source of our projects. Since then, we have been successfully awarded with multiple civil engineering projects in the capacity of main contractor, including a public project with an initial contract sum of more than HK$200 million (US$25.6 million) in 2020 and a public project with an initial contract sum of approximately HK$100 million (US$12.8 million) in 2022

We believe our proven track record for providing quality work, our expertise in civil engineering works, our Approved Contractor status and our ability to deliver work on time are the crucial factors that enable us to gain trust from our existing customers and give us a competitive edge when tendering for projects.

Stable relationship with customers

We have established stable business relationship with our major customers. Our customers may either be the project owner, main contractor or subcontractor of the relevant projects. We had over three years business relationship with most of our major customers. We believe that our relationship with our major customers reinforce their confidence which would be taken into account by them in their future referrals of business opportunities or consideration of our tenders.

In March 2020, we have diversified our business and successfully registered in the Approved Contractors List maintained by the Development Bureau of Hong Kong in the category of Roads and Drainage (Group B (Probation)), enabling us to directly tender for public works contracts in the role of main contractor. As such, we are able to tender for public works contracts either as main contractor or subcontractor. We believe that this dual capacity in effect diversifies our income generating capacity and enlarges our customer base.

Experienced and dedicated management team

Our management team has extensive knowledge of and project experience in civil engineering industry in Hong Kong. Mr. Ngo Chiu Lam, our Chairman and Chief Executive Officer, has over 25 years of experience in civil engineering industry. Mr. Lam is primarily responsible for the general corporate strategy, overall management of our operations and business expansion. Mr. Chun Man Lo, our Chief Financial Officer, has over 20 years of experience in the accounting, financing and auditing industry. Mr. Lo is primarily responsible for the financial management of the Company. We are supported by our strong team of employees, who possess the practical skills and experience required to handle our projects.

Stringent quality control

We have established a safety management and quality management system. Through systematic and effective control on our staff and labor together with supervision procedures, we uphold our standard of quality and reduce issues related to quality or non-conformity with specification and standards. We were accredited with ISO9001:2015 for construction of civil engineering works (roads and drainage). We believe that our stringent quality assurance system and strong commitment to environmental management will allow us to be better positioned to deliver quality work on time and within the budget required, thereby strengthening our position in the civil engineering industry in Hong Kong.

Our Growth Strategies

Our principal growth strategies include further strengthening our market position and increasing our market share in the Hong Kong civil engineering industry. We intend on achieving this growth by actively seeking new opportunities from our existing customer base as well as new potential customers. To achieve these goals, we plan on implementing the following strategies:

Enhance competitiveness and expanding our market share

We plan to further strengthen our market position in the civil engineering industry. According to Migo, the gross value of civil engineering works performed by main contractors in the civil engineering industry of Hong Kong recorded an overall incline from approximately HK$119.4 billion in 2018 to HK$151.4 billion in 2023, representing a CAGR of approximately 4.9%. We believe that we should focus on deploying our resources towards competing for addition and more sizeable civil engineering projects in Hong Kong. For the time being, our capacity is constrained by our available resources, including availability of our manpower and working capital. We plan to enhance our competitiveness by strengthening our manpower and working capital in order to capture the potential opportunities in the growing civil engineering market.

In March 2020, we have successfully registered in the Approved Contractors List maintained by the Development Bureau of Hong Kong in the category of Roads and Drainage (Group B (Probation)), enabling us to directly tender for public works contracts in the role of main contractor. By having the probationary status, we are only eligible to tender for public projects of aggregated value up to HK$400 million. We intend to apply for confirmed status, which would enable us to tender for any number of contracts provided the contract value of each contract does not exceed HK$400 million. Leveraging on our established track record of undertaking large scale civil engineering projects, we believe we can further strengthen our market position by undertaking more civil engineering projects in the role of main contractor.

Acquire machinery to enhance our capacity

We rely on the use of different types of machinery for our projects. As at September 30, 2024, we possessed 24 excavators, 4 generators, 3 trucks, 2 rollers and 1 crane. We believe that it is crucial for us to enhance our set of machinery in order to best equip our employees and our subcontractors to carry out their work. We believe that a larger fleet of machinery will allow us to (i) improve our overall work efficiency and technical capability; (ii) lower machinery rental expenses; and (iii) enhance our flexibility to deploy our resources more efficiently.

Enhancing our brand

We secured our new business through tender invitations from our customers. We believe we can broaden our customer base, attract more invitations from potential customers and improve our reputation by increasing our marketing efforts to promote our brand and market presence in the civil engineering industry in Hong Kong.

We plan to (i) further enhance our web pages for advertising our services; (ii) placing advertisements in newspaper and industry publications; (iii) sponsoring business events organized by construction contractors and participating events organized by industry players; (iv) updating our promotional booklets yearly and sending promotional materials for advertising our services; and (v) approaching potential customers more actively to secure new business opportunities.

Our Services

We, through our Operating Subsidiary, are mainly engaged in public sector projects in Hong Kong. To a lesser extent, we also participate in private sector projects. For each of the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023, our total revenue derived from civil engineering services was approximately US$25.5 million, US$48.8 million and US$44.6 million, respectively.

We mainly engaged in public civil engineering works, such as road and drainage works. Road and drainage works mainly include construction of footway, drain, ducts and pipelines. In the performance of road and drainage works, we may be required to (i) clear the construction site and make demolition of existing structures; (ii) install concrete and reinforcing steel bars; (iii) conduct excavation, deposition, disposal and compaction of fill material; and (iv) plant trees, plants, irrigation system and general establishment works.

The following tables set forth the breakdown of our revenue by project sectors for each of the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023.

	For the six months ended September 30, 2024		For the fiscal years ended March 31
			2024		2023
	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue
Public	25,491,474	100.0	48,298,181	98.9	43,341,572	97.3
Private	—	—	523,438	1.1	1,213,509	2.7
Total	25,491,474	100.0	48,821,619	100.0	44,555,081	100.0

Operation Workflow

We identify potential projects mainly through invitation for tender from customers. Our quantity inspectors and management are primarily responsible for submitting the tender. We may conduct site visits to better assess the complexity of the work involved. Our tender submission generally includes a schedule of rates. We estimate the costs to be incurred based on our past experience, the recent price trends for the subcontracting services, the types of materials required for the project, duration, site constraints and locations, our capacity and complexity of the project. In general, it takes approximately one week to two months to identify potential projects and to submit the tender.

After we have submitted our tender, our customers or their consultants may require us to attend interviews to have a better understanding of our personnel, management, expertise and experience in civil engineering. We may be required to answer queries in relation to our tender submission and make amendments to the pricing or scope of service. Our customers generally confirm our engagement by issuing a letter of award or entering into a formal contract with us.

We usually form a project management team, consisting of project manager, site agent, quantity surveyor, site foreman and safety supervisor. Our project management team is generally responsible for (i) supervising the project’s progress, the budget and quality of services rendered; and (ii) ensuring the work performed complies with our customers’ requirements, completed on schedule, within the budget determined and in compliance with all applicable statutory requirements. In general, we determine the manpower required based on the timeline, scale and complexity of the projects as well as the existing workload of our staff.

Depending on the contract terms and specification, we may procure construction materials from suppliers directly and enter into contracts with them. We generally engage our suppliers on a project-by-project basis and the materials are generally delivered directly to the project sites. We may engage subcontractors to perform a part of the site work under our supervision and our project management team will hold regular meetings with our subcontractors to ensure quality works are provided.

In general, we submit monthly progress reports to our customers and our customers make progress payments to us on a monthly basis. We report to our customers with reference to works done in the previous month and our customers or their consultants will certify the payment application with our value of works done.

Once the work is complete, our customers or their consultants inspect the work to ensure that it meets their requirement and standard. Generally it takes approximately six months to four years for us to complete the project, depending on the scale and complexity of the project and the customers’ timeline.

Our contracts generally include a defects liability period of 12 months following completion of works. During the period, we are typically required to rectify any defect at our own cost if the defect is due to our failure to comply with the contractual obligation.

Pricing strategy

We believe that accurately estimating the cost of project is essential to our overall profitability. Our tender price is generally determined by adding certain mark-ups over our estimated costs. Pricing of our services is determined on a case-by-case basis and is dependent on various factors, which generally include (i) the scope of services; (ii) the price trend for the types of subcontracting services as well as the materials required; (iii) the complexity and the location of the project; (iv) the estimated quantity and type of equipment required; (v) the completion time requested by our customers; and (vi) the availability of human and financial resources.

In consideration the percentage of mark-up for each project, we generally consider (i) the size, complexity and duration of the project; (ii) our business relationship with the customer; (iii) the customer’s payment history and financial background; (iv) the prospect of obtaining future projects from the customer; (v) the possibility of establishing our reputation in the industry; and (vi) the prevailing market conditions.

Environment

The nature of our business does not impose any serious threats with respect to social responsibility and/or environmental protection matters. We ensure our operations comply with environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to air pollution control, waste disposal and compliance with the Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong).

Customers

Our customers may either be the project owner, main contractor or subcontractor of the relevant projects. The number of customers with revenue contribution to us was 10 for the six months ended September 30, 2024, 12 for the fiscal year ended March 31, 2024, 12 for the fiscal year ended March 31, 2023. The total revenue attributable to our five largest customers in aggregate accounted for approximately 95.9%, 84.9% and 84.2% of the total revenue for the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023, respectively.

In the six months ended September 30, 2024, 3 of our customers accounted for more than 10% of our annual revenue, all being construction contractors in Hong Kong, for 41.5%, 25.0% and 12.2%, respectively. In the fiscal year ended March 31, 2024, 4 of our customers accounted for more than 10% of our annual revenue, all being construction contractors in Hong Kong, for 33.4%, 14.7%, 14.0% and 13.9%, respectively. In the fiscal year ended March 31, 2023, 2 of our customers accounted for more than 10% of our annual revenue, all being construction contractors in Hong Kong, for 39.8% and 20.1%, respectively. We undertake civil engineering projects on a project-by-project basis and do not enter into any long-term contracts with any one customer.

Suppliers

We purchase materials from our suppliers for the provision of our services. The major types of materials sourced from our suppliers include concrete, steel and consumables. We engage our suppliers for the provision of materials on a project-by-project basis and have not entered into any long-term agreement with them. We have also not committed to a minimum purchase amount with any of our suppliers. We have generally not experienced any material difficulties in procuring materials, historically.

We engage subcontractors from time to time to perform a part of the site work under our supervision. We have not entered into any long-term agreement with our subcontractors and have generally not experienced any material difficulties in procuring subcontracting services, historically. We evaluate who to engage with as our subcontractors by taking into account the quality of their service, their qualifications and experience relevant to the project, skills and technique required for the project, the prevailing market price, the delivery time, their availability and fee quotations. We typically obtain quotations from different suitable subcontractors for comparison’s sake and select our subcontractors based on the factors listed above.

Our five largest suppliers accounted for approximately 71.4%, 79.8% and 54.3% of our total purchase from suppliers for the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023, respectively.

Machinery

We rely on the use of different types of machinery for our projects. As at September 30, 2024, we possessed 24 excavators, 4 generators, 3 trucks, 2 rollers and 1 crane. We generally deploy these machinery for the use of our employees and our subcontractors in our projects. Depending on the service capacity and availability of our equipment, we may also lease certain equipment from rental service providers.

Market and Competition

According to Migo, the gross value of civil engineering works performed by main contractors in the civil engineering industry of Hong Kong recorded an overall incline from approximately HK$119.4 billion in 2018 to HK$151.4 billion in 2023, representing a CAGR of approximately 4.9%. The rollout and commencement of projects such as Kwu Tung North and Fanling North of New Development Area, Kau Yi Chau Artificial Island under the Lantau Tomorrow Vision, Tung Chung New Town Extension in the coming few years, shall sustain demand for civil engineering works. Driven by (i) continuous government funding support to promote productivity, uplifting built quality, improving site safety and enhancing environmental performance; (ii) the Government’s continuous effort in enhancing rail connectivity, which requires extensive civil engineering works; (iii) rapid advancement in technology to optimize productivity and reduce costs such as the building information management and industrialized building system, it is expected that the Hong Kong civil engineering industry will continue to grow.

Seasonality

We do not experience any seasonality in our business.

Insurance

We mainly undertook projects in the role of subcontractors for the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023. For projects that we act as subcontractor, the main contractors are responsible for maintaining employees’ compensation insurance, third party liability insurance and contractor’s all risk insurance for the entirety of the project team, which cover the liability to make payment in the case of death, injury or disability, under the Employees’ Compensation Ordinance and at common law, for injuries sustained at work for full-time and part-time employees. Such insurance policies cover and protect (i) all employees of the main contractors and subcontractors of all tiers, including us; (ii) as well as the work performed on the construction site. For projects that we act as main contractor, we are responsible for maintaining the above insurance.

We also maintain employees’ compensation insurance for our directors and employees at our office with United Builders Insurance Company Limited and business insurance with China BOCOM Insurance Co., Ltd.. We believe that our current insurance policies are sufficient for our operations.

Licenses

As of the date of this prospectus, Kin Chiu Engineering Limited is (i) an Approved Contractor under the category of Roads and Drainage (Group B (Probation)) of the Approved Contractors List maintained by the Development Bureau of Hong Kong; and (ii) a Registered Subcontractor under foundation and piling (sheet piles), general civil works (roadworks, road drainage and sewer and waterworks), other finishing trades and components (signage and graphics) and hoarding of the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong. We have obtained all licenses required for carrying on our business activities for the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023 and as at the date of this prospectus.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the six months ended September 30, 2024 and the fiscal years ended March 31, 2024 and 2023 and as of the date hereof, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

Intellectual Property

As of the date of this prospectus, we have not registered any patent or trademark. We have registered our domain name and website. You can find our website at http://kinchiu.com/.

Our Corporate History and Structure

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Kin Chiu Engineering Limited.

Kin Chiu Engineering Limited was incorporated in Hong Kong on April 24, 2012. Mr. Ngo Chiu Lam has been a shareholder and director of Kin Chiu Engineering Limited since its incorporation.

Skyline Builders (BVI) Holding Limited was incorporated on June 27, 2024 under the laws of the British Virgin Islands, as an intermediate holding company.

On July 24, 2024, Skyline Builders (BVI) Holding Limited acquired 7,450,000 shares, being the entire issued share capital, of Kin Chiu Engineering Limited from Mr. Ngo Chiu Lam at the consideration of HK$1. Subsequent to the transfer, Kin Chiu Engineering Limited became an indirect wholly-owned subsidiary of the Company.

On July 24, 2024, Supreme Development (BVI) Holdings Limited proposed to surrender 4,973,495,000 ordinary shares to the Company for cancellation, and the Company approved the surrender and cancellation of such shares on the same day. Subsequent to the surrender, the Company is wholly owned as to 26,505,000 ordinary shares by Supreme Development (BVI) Holdings Limited.

On July 24, 2024, the Company passed board resolutions and shareholder resolutions to re-designate (a) 4,923,495,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 4,923,495,000 Class A Ordinary Shares of par value of US$0.00001 each; and (b) 50,000,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 50,000,000 Class B Ordinary Shares of par value of US$0.00001 each, and re-designate a total of 26,505,000 issued ordinary shares of par value of US$0.00001 owned by Supreme Development (BVI) Holdings Limited) each into 26,505,000 Class A ordinary shares of par value of US$0.00001 each. Subsequent to the re-designation, the Company is owned as to 26,505,000 Class A Ordinary Shares by Supreme Development (BVI) Holdings Limited. Simultaneously, the Company issued 1,995,000 Class B ordinary shares of par value of US$0.00001 each to Supreme Development (BVI) Holdings Limited.

On July 30, 2024, Supreme Development (BVI) Holdings Limited entered into Sale and Purchase Agreements with Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Pursuant to the Sales and Purchase Agreements, Supreme Development (BVI) Holdings Limited is to sell, and Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited are to acquire, 4.90%, 4.90%, 4.90%, 4.80%, 4.80% and 4.70% of the issued Class A equity interests in Skyline Builders Group Holding Limited, at the consideration of US$292,456, US$292,456, US$292,456, US$286,488, US$286,488 and US$280,519, respectively. On the same date, Supreme Development (BVI) Holdings Limited executed the instrument of transfers whereby Supreme Development (BVI) Holdings Limited have transferred 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares, out of its 26,505,000 Class A Ordinary Shares, to Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Subsequent to the transfers, Skyline Builders Group Holding Limited is owned as to (i) 18,818,550 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares by Supreme Development (BVI) Holdings Limited; and (ii) 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares by Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively.

On October 9, 2024, the Company adopted a second amended and restated memorandum and articles of association.

On January 23, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as representative of the underwriters named therein (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment underwriting public offering (the “Offering”) an aggregate of 1,500,000 Class A Ordinary Shares, par value US$0.00001 per share, at a public offering price of

US$4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 225,000 Class A Ordinary Shares to cover over-allotment, if any. The Class A Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-282720), filed with the SEC, which was declared effective by the SEC on December 31, 2024.

On January 24, 2025, the Company closed its initial public offering of 1,500,000 of the Company’s Class A Ordinary Shares. Under the terms of the Underwriting Agreement, the Company sold a total of 1,500,000 Class A Ordinary Shares at an offering price of US$4.00 per Ordinary Share for gross proceeds of US$6.0 million. A final prospectus relating to the Offering was filed with the SEC on January 24, 2025.

On February 6, 2025, Dominari Securities LLC, as the representative of the underwriters in the initial public offering of the Company, exercised its option to purchase an additional 225,000 Class A Ordinary Shares of the Company at a price of US$4.00 per share, before deducting underwriting discounts. The closing for the sale of the over-allotment shares took place on February 10, 2025. The gross proceeds of the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totaled approximately US$6.9 million, before deducting underwriting discounts and other related expenses.

Properties

As of the date of this prospectus, we entered into the following lease agreements:

Location	Term of lease	Usage
Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong	October 1, 2023 to September 30, 2026	Office
9A03, Lucky Building, No. 3-5 San Ma Tau Street, Kowloon, Hong Kong	May 23, 2023 to May 22, 2025	Office
Private Car Parking Space No. P156 & P157 on Lower G/F, Unit 7 & 8 on 15th Floor of Tower One, Ever Gain Plaza, No. 88 Container Port Road, Kwai Chung, New Territories	November 1, 2022 to October 31, 2025	Office and Car Parking Space
Flat B, 5/F of Block 4, Eightland Gardens, No. 2 On Chee Road, Tai Po, New Territories, Hong Kong	February 15, 2023 to February 14, 2025	Staff dormitory

Employees

As of September 30, 2024, we employed a total of 178 employees, located in Hong Kong. The following table sets forth a breakdown of our employees by function:

Functional Area	Number of Employees
Management	2
Project supervision	24
Safety supervision	2
Quantity surveyors	16
Finance and administration	5
Site workers	129
Total	178

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees in Hong Kong.

REGULATIONS

The section sets forth a summary of the material laws and regulations applicable to our business operations in Hong Kong.

LICENSES AND REGISTRATIONS REQUIRED FOR OUR CIVIL ENGINEERING BUSINESS

Approved Contractors List maintained by the Development Bureau

In order to tender for public sector projects, a contractor should be accepted on the Approved Contractors List maintained by the Development Bureau of Hong Kong. The Approved Contractors List comprises contractors who are approved for carrying out public works in one or more of the five major categories of building and civil engineering works; i.e. (1) ‘‘Buildings’’, (2) ‘‘Port Works’’, (3) ‘‘Roads and Drainage’’, (4) ‘‘Site Formation’’ and (5) ‘‘Waterworks’’. Although approvals granted by the Development Bureau are not subject to renewal, approved contractors are required to meet the financial, technical, management, personnel and safety criteria applicable to their respective category to maintain their status on the approved lists and for the award of public works contracts. The Development Bureau may take regulatory actions, such as removal, suspension and downgrading, against approved contractors under certain circumstances.

Audited accounts of the approved contractors are submitted to the Development Bureau annually (a Group C contractor is also required to submit half-yearly management accounts), and may be produced to relevant Government works departments prior to the contract award in order to review the financial position of the approved contractors to ensure that they meet the capital requirements set out by the Development Bureau. If an approved contractor fails to meet the capital requirements in a particular category, it will not be eligible for tendering or awarding any contract in that category. In the event the approved contractor fails to submit the accounts or rectify any shortfall in the required capital requirements within the prescribed period, regulatory actions, such as suspension of tendering, may be taken by the Development Bureau against such approved contractor.

Generally, there are three groups in each of the five major categories of building and civil engineering works (arranged in ascending order): Group A (except that there is no Group A in the port works and site formation categories), Group B and Group C. Each group has its particular tendering limits. The following table sets out the value of works for which contractors in the respective categories and statuses may tender in the capacity of a main contractor:

Category	Authorized contract value
Group A (probationary status)

Any number of Group A contracts in the same category, provided the total value of works in the Group A contracts that he already holds and the Group A contract being procured under the same category does not exceed HK$150 million

Group A (confirmed status)	Contracts of value up to HK$150 million
Group B (probationary status)

(i) any number of Group A contracts in the same category; and (ii) any number of Group B contracts in the same category, provided the total value of works in the Group B contracts that he already holds and the Group B contract being procured under the same category does not exceed HK$400 million

Group B (confirmed status)	Contracts of value up to HK$400 million
Group C (probationary status)

the total number of Group C contracts that the contractor already holds and the Group C contract being procured under the same category does not exceed two and that the total value of works in the Group C contracts that he already holds and the Group C contract being procured under the same category does not exceed HK$1,500 million

Group C (confirmed status)	Contracts of any values exceeding HK$400 million

____________

Note: Group C contractors will normally not be allowed to tender for contracts in Group A and Group B

A probationary contractor on the Approved Contractors List may apply to the Development Bureau for confirmation at any time provided that it has satisfactorily completed works appropriate to its probationary status in accordance with the criteria for confirmation under Appendix 2A of the Contractor Management Handbook.

For confirmation to Group B and Group C under the Roads and Drainage category, a probationary contractor is required to have, at the time of application, a record of satisfactory completion or execution (whichever is earlier) for two years as the main contractor of one roads and drainage works contract executed in Hong Kong within the past five years of a value over 50% of the limit for the applicable group.

Confirmation will also be subject to the contractor’s ability to meet the prescribed requirements for financial criteria applicable to confirmed status, having the appropriate technical and management capabilities and all other ways being considered suitable for confirmation.

Contractors are required to meet the financial, technical, management, personnel and safety criteria applicable to their respective category and group for admission and retention on the approved lists and for the award of public works contracts. Audited accounts of the approved contractors are required to be submitted to the Development Bureau annually, which may be produced to relevant Government works departments prior to the contract award in order to review the financial position of the approved contractors to ensure that they meet the capital requirements as set out by the Development Bureau. If any approved contractor fails to meet the capital requirements as set out in a particular category, it will not be eligible to tender for any contract in that category. In the event that the approved contractor fails to submit the accounts or fails to cover any shortfall in the required capital requirements within the prescribed period, regulatory actions such as suspension of tendering rights may be taken by the Development Bureau against such approved contractor.

Registered Specialist Trade Contractors Scheme

Subcontractors which are involved in, among others, civil engineering in Hong Kong may apply for registration under the Registered Specialist Trade Contractors Scheme managed by the Construction Industry Council, a body corporate established under the Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong) in February 2007.

The Subcontractor Registration Scheme (substituted by the Registered Specialist Trade Contractors Scheme on April 1, 2019) was formerly known as the Voluntary Subcontractor Registration Scheme (the “VSRS”), which was introduced by the Provisional Construction Industry Co-ordination Board (the “PCICB”). The PCICB was formed in September 2001 to spearhead industry reform and to pave way for the early formation of the statutory industry coordinating body.

A technical circular issued by the Works Branch of the Development Bureau (then the Environment, Transport and Works Bureau) (“WBDB”) on June 14, 2004 (now subsumed into the Project Administration Handbook for Civil Engineering Works by the Civil Engineering and Development Department) requires that all public works contractors with tenders to be invited on or after August 15, 2004 to employ all subcontractors (whether nominated, specialist or domestic) registered from the respective trades available under the VSRS.

After the Construction Industry Council took over the work of the PCICB in February 2007 and the VSRS in January 2010, the Construction Industry Council launched stage two of the VSRS in January 2013. VSRS was also then renamed Subcontractor Registration Scheme. All subcontractors registered under the VSRS have automatically become registered subcontractors under the Subcontractor Registration Scheme.

With effect from April 1, 2019, the Registered Specialist Trade Contractors Scheme replaced the Subcontractor Registration Scheme. The Registered Specialist Trade Contractors Scheme comprises of two registers: the Register of Specialist Trade Contractors (“RSTC”) and the Register of Subcontractors (“RS”). All subcontractors who are registered under the seven trades namely demolition, concreting formwork, reinforcement bar fixing, concreting, scaffolding, curtain wall and erection of concrete precast component of the Subcontractor Registration Scheme have automatically become Registered Specialist Trade Contractors and no application is required. All subcontractors who are registered under the remaining trades of the Subcontractor Registration Scheme have been retained as registered subcontractors and no application is required. With effect from 1 January 2021, plastering trade was upgraded as the eighth designated trade. All registered subcontractors who are registered under the plastering trade have automatically become Registered Specialist Trade Contractors under the plastering trade (Group 1) and no application is required.

Registered Specialist Trade Contractors within each designated trade are further divided into Group 1 (“Group 1”) or Group 2 (“Group 2”) according to the relevant registration requirements under the Registered Specialist Trade Contractors Scheme fulfilled by them. The tender limits (the “Tender Limits”) for tenders to be invited for subcontractors vary among the different designated trade categories for Group 1. For the designated trade of plastering, the Tender Limits of contracts/subcontracts value up to HK$10 million for Group 1, will be imposed for projects to be invited for tenders on or after January 1, 2022. There are no Tender Limits imposed for Group 2.

Categories of registration

Subcontractors may apply for registration on the Subcontractor Registration Scheme in one or more of 52 trades covering common structural, civil, finishing, electrical and mechanical works and supporting services. The 52 trades further branch out into around 94 specialties, including general demolition, and others (concrete coring and saw cutting) etc. Since April 1, 2019, subcontractors may apply for registration on the RSTC in one or more of the seven designated trades including demolition, reinforcement bar fixing, erection of concrete precast component, concreting formwork, concreting, scaffolding and curtain wall and on the RS in other common civil, building, electrical and mechanical trades. Since January 1, 2021, subcontractors may apply for registration on the RSTC in the designated trade of plastering.

Where a contractor is to subcontract/sub-let part of the public works involving trades available under the Primary Register (a list of companies registered in accordance with the Rules and Procedures for the Primary Register of the Registered Specialist Trade Contractors Scheme) of the Registered Specialist Trade Contractors Scheme, it shall engage all subcontractors (whether nominated, specialist or domestic) who are registered under the relevant trades in the Primary Register of the Registered Specialist Trade Contractors Scheme. Should the subcontractors further subcontract (irrespective of any tier) any part of the public works subcontracted to them involving trades available under the Primary Register of the Registered Specialist Trade Contractors Scheme, the contractor shall ensure that all subcontractors (irrespective of any tier) are registered under the relevant trades in the Primary Register of the Registered Specialist Trade Contractors Scheme.

Requirements for registration under the Registered Specialist Trade Contractors Scheme

Applications for registration under the RS are subject to the following entry requirements:

(a)     completion of at least one job within the last five years as a main contractor/subcontractor in the trades and specialties for which registration is applied or to have acquired comparable experience by itself/its proprietors, partners or directors within the last five years;

(b)    listings on one or more government registration schemes operated by policy bureaus or departments of the Government relevant to the trades and specialties for which registration is sought; and

(c)     the proprietor, partner or director having been employed by a registered subcontractor for at least five years with experience in the trade/specialty applying for and having completed all the modules of the Project Management Training Series for Subcontractors (or equivalent) conducted by the Construction Industry Council; or the company’s proprietor, partner or director having registered as Registered Skilled Worker under the Construction Workers Registration Ordinance for the relevant trade/specialty with at least five years’ experience in the trade/specialty applying for and having completed the Senior Construction Workers Trade Management Course (or equivalent) conducted by the Construction Industry Council.

Applications for registration under the RSTC are subject to a number of requirements based on the relevant trade category and tender limits as detailed in Schedule 2 of the Rules and Procedures for the Register of Specialist Trade Contractors issued by the Construction Industry Council in May 2024.

Validity period of registration and renewal of registration

A registered subcontractor shall apply for renewal within three months before the expiry date of its registration whereas a registered specialist trade contractor shall apply for renewal not earlier than six months but not later than three months before the expiry date of its registration by submitting an application to the Construction Industry Council in a specified format providing information and supporting documents as required to show compliance with the entry requirements. An application for renewal shall be subject to approval by the committee on Registered Specialist Trade Contractors Scheme which oversees the Registered Specialist Trade Contractors Scheme (the “Committee”). If some of the entry requirements covered in an application can no longer be satisfied, the Committee of the Construction Industry Council may give approval for renewal based on those trades and specialties where the requirements are met.

An approved renewal as a registered subcontractor shall be valid for three or five years from the expiry of the current registration whereas the approved renewal for a registered specialist trade contractor shall be valid for not less than 36 months after the decision date for that application for renewal.

Codes of Conduct

A registered subcontractor and a registered specialist trade contractor shall observe the Codes of Conduct for Registered Subcontractor (Schedule 8 of the Rules and Procedures for the Primary Register of the Subcontractor Registration Scheme) (the “Codes of Conduct”). Failure to comply with the Codes of Conduct may result in regulatory actions taken by the Committee.

The circumstances pertaining to a registered subcontractor that may call for regulatory actions include, but are not limited to:

(a)     supply of false information when making an application for registration, renewal of registration or inclusion of additional trades;

(b)    failure to give timely notification of changes to the registration particulars;

(c)     serious violations of the registration rules and procedures;

(d)    convictions of senior management staff (including but not limited to proprietors, partners or directors) for bribery or corruption under the Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong);

(e)     convictions for failure to pay wages on time to workers in accordance with the relevant provisions contained in the Employment Ordinance;

(f)     wilful misconducts that may bring the Subcontractor Registration Scheme (and since April 1, 2019, the Registered Specialist Trade Contractors Scheme) into serious disrepute;

(g)    civil awards/judgments in connection with the violation of or convictions under the relevant sections of the Mandatory Provident Fund Schemes Ordinance;

(h)    convictions under the Factories and Industrial Undertakings Ordinance or Occupational Safety and Health Ordinance in relation to serious construction site safety incidents resulting in one or more of the following consequence: (i) loss of life; or (ii) serious bodily injury resulting in loss or amputation of a limb or had caused or was likely to cause permanent total disability;

(i)     conviction of five or more offences under the Factories and Industrial Undertakings Ordinance and/or Occupational Safety and Health Ordinance each arising out of separate incidents in any six months period (according to the date of committing the offence but not the date of conviction), committed by the Registered Subcontractor at each of a construction site under a contract;

(j)     convictions for employment of illegal worker under the Immigration Ordinance; or

(k)    late payment of workers’ wages and/or late payment of contribution under the Mandatory Provident Fund Schemes Ordinance over ten days with solid proof of such late payment of wages and/or contribution.

The circumstances that may lead to regulatory actions be taken against a registered specialist trade contractor include, but are not limited to (a) a petition for winding-up or bankruptcy has been filed against the registered specialist trade contractor or other financial problems; (b) registered specialist trade contractor’s failure to answer queries or provide information relevant to the registration within the prescribed time specified by the committee of the Construction Industry Council; (c) misconduct or suspected misconduct of the registered specialist trade contractor; (d) court conviction or violation of any law by the registered specialist trade contractor, including but not limited to the Factories and Industrial Undertakings Ordinance, Occupational Safety and Health Ordinance, Employment Ordinance, Mandatory Provident Fund Schemes Ordinance, Immigration Ordinance, Prevention of Bribery Ordinance, Construction Industry Council

Ordinance, Construction Workers Registration Ordinance; (e) matters of public interest; (f) causing or contributing to the occurrence of a serious incident taking place in any public or private construction site; (g) serious or suspected serious poor performance or other serious causes in any public or private sector works contract; and (h) the registered specialist trade contractor’s failure to comply with any provisions of the Rules and Procedures for the Registered Specialist Trade Contractors Scheme.

Regulatory actions

The Committee may instigate regulatory actions against a registered subcontractor by directing that: (a) written strong direction and/or warning be given to a registered subcontractor; (b) a registered subcontractor to submit an improvement plan with the contents as specified and within a specified period; (c) a registered subcontractor be suspended from registration for a specified duration; or (d) the registration of a registered subcontractor be revoked.

The Committee may instigate regulatory actions against a registered specialist trade contractor by directing that: (a) written warning be given to the registered specialist trade contractor; (b) the registered specialist trade contractor be suspended from registration for a specified period; (c) the grouping of a registered specialist trade contractor be changed; or (d) the registration of the registered specialist trade contractor be revoked.

LABOR, HEALTH AND SAFETY LAWS AND REGULATIONS

Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong)

Construction Workers Registration Ordinance requires construction workers to be registered for carrying out construction work on a construction site.

Under the Construction Workers Registration Ordinance, “construction work” means, among other things, any building operation involved in preparing for any operation such as the addition, renewal, alteration, repair, dismantling or demolition of any specified structure that involves the structure of the specified structure or any other specified structure. “Construction site” means, subject to certain exceptions, a place where construction work is, or is to be, carried out. Under section 40 of the Construction Workers Registration Ordinance, no person shall be registered as a registered construction worker unless the Registrar of Construction Workers is satisfied, among other things, that the person has attended the relevant construction work-related safety training course. Further, under section 44 of the Construction Workers Registration Ordinance, the Registrar of Construction Workers shall not renew the registration of a person unless the Registrar of Construction Workers is satisfied that, among other things, (i) the person has attended the relevant construction work-related safety training course; and (ii) if the registration will, on the date of expiry, have been in effect for not less than two years, the person has attended and completed, during the period of one year immediately before the date of application for renewal of the registration, such development courses applicable to his registration as the Construction Industry Council may specify.

The Construction Workers Registration Ordinance also contains a “designated workers for designated skills” provision, which provides that only registered skilled or semi-skilled workers of designated trade divisions are permitted to carry out construction works on construction sites relating to those trade divisions independently. Unregistered skilled or semi-skilled workers are only allowed to carry out construction works of designated trade divisions (i) under the instruction and supervision of registered skilled or semi-skilled workers of relevant designated trade division(s); (ii) in proposed emergency works (i.e. construction works which are made or maintained consequential upon the occurrence of emergency incidents); or (iii) in small-scale construction works (e.g. value of works not exceeding HK$100,000).

The Construction Workers Registration Ordinance also contains a “designated workers for designated skills” provision, which provides that only registered skilled or semi-skilled workers of designated trade divisions are permitted to carry out construction works on construction sites relating to those trade divisions independently. Unregistered skilled or semi-skilled workers are only allowed to carry out construction works of designated trade divisions (i) under the instruction and supervision of registered skilled or semi-skilled workers of relevant designated trade division(s); (ii) in proposed emergency works (i.e. construction works which are made or maintained consequential upon the occurrence of emergency incidents); or (iii) in small-scale construction works (e.g. value of works not exceeding HK$100,000).

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong)

The Factories and Industrial Undertakings Ordinance provides for the safety and health protection to workers in an industrial undertaking. Under the Factories and Industrial Undertakings Ordinance, it is the duty of a proprietor of an industrial undertaking to take care of, so far as is reasonably practicable, the health and safety at work of all persons employed by him at the industrial undertaking. The duties of a proprietor extend to include:

•        providing and maintaining plant and work systems that do not endanger safety or health;

•        making arrangements for ensuring safety and health in connection with the use, handling, storage and transport of articles and substances;

•        providing all necessary information, instructions, training and supervision for ensuring safety and health;

•        providing and maintaining safe access to and egress from the workplaces; and

•        providing and maintaining a safe and healthy working environment.

A proprietor who contravenes any of these duties commits an offence and is liable to a fine of HK$3,000,000 to 10,000,000. A proprietor who contravenes any of these requirements willfully and without reasonable excuse commits an offence and is liable to a fine of HK$3,000,000 to 10,000,000 and to imprisonment for up to 6 months to 2 years.

Matters regulated under the subsidiary regulations of the Factories and Industrial Undertakings Ordinance, including the Construction Sites (Safety) Regulations (Chapter 59I of the Laws of Hong Kong), include (i) the prohibition of employment of persons under 18 years of age (save for certain exceptions); (ii) the maintenance and operation of hoists; (iii) the duty to ensure safety of places of work; (iv) prevention of falls; (v) safety of excavations; (vi) the duty to comply with miscellaneous safety requirements; and (vii) provision of first aid facilities. Non-compliance with any of these rules is an offence and different levels of penalty will be imposed and a contractor guilty of the relevant offence could be liable to a fine up to HK$400,000 and imprisonment up to 12 months.

In addition, under the Factories and Industrial Undertakings (Safety Management) Regulation (Chapter 59AF of the Laws of Hong Kong), any contractor (i) in relation to construction work with a contract value of HK$100 million or more; or (ii) in relation to construction work having an aggregate of 100 or more workers in a day working in a single construction site; or (iii) in relation to construction work having an aggregate of 100 or more workers in a day working in two or more construction sites is obliged to appoint a safety auditor to conduct a safety audit to collect, assess and verify information on the efficiency, effectiveness and reliability of its safety management system and consider improvements to the system at least once in every six months. Further, any contractor (i) in relation to construction work having an aggregate of 50 or more but less than 100 workers in a day working in a single construction site; or (ii) in relation to construction work having an aggregate of 50 or more but less than 100 workers in a day working in two or more construction sites is obliged to appoint a person, being a person who is capable of competently carrying out a safety review, to be the safety review officer to conduct a safety review to review the effectiveness of its safety management system and consider improvements to the effectiveness of the system at least once in every six months. Any person who contravenes these requirements commits an offence and is liable on conviction to a fine of HK$400,000 and to imprisonment of six months.

According to the Factories and Industrial Undertakings (Safety Management) Regulation, the safety auditor shall (i) be a registered safety officer under the Factories and Industrial Undertakings (Safety Officers and Safety Supervisors) Regulations (Chapter 59Z of the Laws of Hong Kong); (ii) have not less than three years’ full-time experience, in the five years period immediately preceding the application for registration with the Labor Department, in a managerial post responsible for industrial safety and health matters in respect of an industrial undertaking; (iii) occupy, at the time of the application for registration with the Labor Department, the managerial post or a like post; (iv) have successfully completed a scheme conducted by a registered scheme operator; and (v) understand the requirements under legislation in Hong Kong relating to industrial safety and health matters. Pursuant to the Code of Practice on Safety Management issued by the Labor Department, a safety auditor should (i) understand his task and be competent to carry it out; (ii) be familiar with the industry and the processes being carried out in the relevant industrial undertaking; (iii) have a good knowledge of the safety management practices in the industry; and (iv) have the necessary experience and knowledge to enable him to evaluate performance and identify deficiencies effectively, while a safety review officer should (i) have a good understanding of the operation of the relevant industrial undertaking in respect of which he conducts the safety review; (ii) have a good understanding of the legal requirements in force in Hong Kong relating to industrial safety and health; and (iii) have received appropriate training in how to review the effectiveness of a safety management system with a view to improving it.

Factories and Industrial Undertakings (Loadshifting Machinery) Regulation (Chapter 59AG of the Laws of Hong Kong) (“Loadshifting Machinery Regulations”)

Under regulation 3 of the Loadshifting Machinery Regulations, the responsible person of a loadshifting machine shall ensure that the machine is only operated by a person who (i) has attained the age of 18 years; and (ii) holds a valid certificate applicable to the type of loadshifting machine to which that machine belongs. Under the Loadshifting Machinery Regulations, loadshifting machines used in industrial undertakings refer to forklift trucks.

Under regulation 8 of the Loadshifting Machinery Regulations, a responsible person who without reasonable excuse contravenes regulation 3 commits an offence and is liable to a fine of HK$100,000.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

•        providing and maintaining plant and systems of work that are safe and without risks to health;

•        making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

•        as regards any workplace under the employer’s control: maintenance of the workplace in a condition that is safe and without risks to health; and provision and maintenance of means of access to and egress from the workplace that are safe and without any such risks;

•        providing all necessary information, instructions, training and supervision for ensuring safety and health; and

•        providing and maintaining a working environment for the employer’s employees that is safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$3,000,000 to 10,000,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$3,000,000 to 10,000,000 and to imprisonment for up to six months to 2 years.

The Commissioner for Labor may also issue an improvement notice against non-compliance of the Occupational Safety and Health Ordinance or the Factories and Industrial Undertakings Ordinance or suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such notice without reasonable excuse constitutes an offence punishable by a fine of HK$400,000 and HK$1,000,000 respectively and imprisonment of up to 12 months.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 15(1A) of the Employees’ Compensation Ordinance, employer shall report work injuries of its employee to the Commissioner of Labor not later than 14 days after the accident, irrespective of whether the accident gives rise to any liability to pay compensation.

According to section 24 of the Employees’ Compensation Ordinance, a principal contractor shall be liable to pay compensation to subcontractors’ employees who are injured in the course of their employment to the subcontractor. The principal contractor is, nonetheless, entitled to be indemnified by the subcontractor who would have been liable to pay compensation to the injured employee. The employees in question are required to serve a notice in writing on the principal contractor before making any claim or application against such principal contractor.

Pursuant to section 40 of the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). Under section 40(1B) of the Employees’ Compensation Ordinance, where a principal contractor has undertaken to perform any construction work, it may take out an insurance policy for an amount not less than HK$200 million per event to cover his liability and that of his subcontractor(s) under the Employees’ Compensation Ordinance and at common law. Where a principal contractor has taken out a policy of insurance under section 40(1B) of the Employees’ Compensation Ordinance, the principal contractor and a subcontractor insured under the policy shall be regarded as having complied with section 40(1) of the Employees’ Compensation Ordinance.

An employer who fails to comply with the Employees’ Compensation Ordinance to secure an insurance cover is liable on conviction upon indictment to a fine at level 6 (currently at HK$100,000) and to imprisonment for two years.

Limitation Ordinance (Chapter 347 of the Laws of Hong Kong)

Under the Limitation Ordinance, the time limit for an applicant to commence common law claims for personal injuries is three years from the date on which the cause of action accrued.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

A principal contractor shall be subject to the provisions on subcontractor’s employees’ wages in the Employment Ordinance. According to section 43C of the Employment Ordinance, a principal contractor or a principal contractor and every superior subcontractor jointly and severally is/are liable to pay any wages that become due to an employee who is employed by a subcontractor on any work which the subcontractor has contracted to perform, and such wages are not paid within the period specified in the Employment Ordinance. The liability of a principal contractor and superior subcontractor (where applicable) shall be limited to (a) the wages of an employee whose employment relates wholly to the work which the principal contractor has contracted to perform and whose place of employment is wholly on the site of the building works; and (b) the wages due to such an employee for two months (such months shall be the first two months of the period in respect of which the wages are due).

An employee who has outstanding wage payments from subcontractor must serve a notice in writing on the principal contractor within 60 days after the wage due date. A principal contractor and superior subcontractor (where applicable) shall not be liable to pay any wages to the employee of the subcontractor if that employee fails to serve a notice on the principal contractor.

Upon receipt of such notice from the relevant employee, a principal contractor shall, within 14 days after receipt of the notice, serve a copy of the notice on every superior subcontractor to that subcontractor (where applicable) of whom he is aware. A principal contractor who without reasonable excuse fails to serve notice on the superior subcontractor(s) shall be guilty of an offence and shall be liable on conviction to a fine at level 5 (currently at HK$50,000).

Pursuant to section 43F of the Employment Ordinance, if a principal contractor or superior subcontractor pays to an employee any wages under section 43C of the Employment Ordinance, the wages so paid shall be a debt due by the employer of that employee to the principal contractor or superior subcontractor, as the case may be. The principal contractor or superior subcontractor who pays an employee any wages under section 43C of the Employment Ordinance may either (i) claim contribution from every superior subcontractor to the employee’s employer or from the principal contractor and every other such superior subcontractor as the case may be, or (ii) deduct by way of set-off the amount paid by him from any sum due or may become due to the subcontractor in respect of the work that he has subcontracted.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Immigration Ordinance (Chapter 115 of the Laws of Hong Kong)

According to section 38A of the Immigration Ordinance, a construction site controller (i.e. the principal or main contractor and includes a subcontractor, owner, occupier or other person who has control over or is in charge of a construction site) shall take all practicable steps to (i) prevent having illegal immigrants from being on site or (ii) prevent illegal workers who are not lawfully employable from taking employment on site.

Where it is proved that (i) an illegal immigrant was on a construction site or (ii) such illegal worker who is not lawfully employable took employment on a construction site, the construction site controller commits an offence and is liable to a fine of HK$350,000.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$40 per hour as at the date of this prospectus) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPF Schemes Ordinance”)

Employers are required to enroll their regular employees (except for certain exempt persons) aged between at least 18 but under 65 years of age and employed for 60 days or more in a Mandatory Provident Fund (“MPF”) scheme within the first 60 days of employment.

For both employees and employers, it is mandatory to make regular contributions into a MPF scheme. For an employee, subject to the maximum and minimum levels of income (set at HK$30,000 and HK$7,100 per month, respectively, as at the date of this prospectus), an employer will deduct 5% of the relevant income on behalf of an employee as mandatory contributions to a registered MPF scheme with a ceiling (set at HK$1,500 as at the date of this prospectus). Employer will also be required to contribute an amount equivalent to 5% of an employee’s relevant income to the MPF scheme, subject only to the maximum level of income (set at HK$30,000 as at the date of this prospectus).

Industry Schemes

Industry Schemes were established under the MPF system for employers in the construction and catering industries in view of the high labor mobility in these two industries, and the fact that most employees in these industries are “casual employees” whose employment is on a day-to-day basis or for a fixed period of less than 60 days.

For the purpose of the Industry Schemes, the construction industry covers the following eight major categories: (1) foundation and associated works; (2) civil engineering and associated works; (3) demolition and structural alteration works; (4) refurbishment and maintenance works; (5) general building construction works; (6) fire services, mechanical, electrical and associated works; (7) gas, plumbing, drainage and associated works; and (8) interior fitting-out works.

Casual employees do not have to switch schemes when they change jobs within the same industry, so long as their previous and new employers are registered with the same Industry Scheme. This is convenient for scheme members and saves administrative costs.

ENVIRONMENTAL PROTECTION

Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong)

The Air Pollution Control Ordinance is the principal legislation in Hong Kong for controlling emission of air pollutants and noxious odor from construction, industrial and commercial activities and other polluting sources. Subsidiary regulations of the Air Pollution Control Ordinance impose control on air pollutant emissions from certain operations through the issue of licenses and permits.

A contractor shall observe and comply with the Air Pollution Control Ordinance and its subsidiary regulations, including without limitation the Air Pollution Control (Open Burning) Regulation (Chapter 311O of the Laws of Hong Kong), the Air Pollution Control (Construction Dust) Regulation (Chapter 311R of the Laws of Hong Kong) and the Air Pollution Control (Smoke) Regulations (Chapter 311C of the Laws of Hong Kong). The contractor responsible for a construction site shall devise, arrange methods of working and carry out the works in such a manner so as to minimize dust impacts on the surrounding environment, and shall provide experienced personnel with suitable training to ensure that these methods are implemented. Asbestos control provisions in the Air Pollution Control Ordinance require that building works involving asbestos must be conducted only by registered asbestos contractors and under the supervision of a registered consultant.

Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong)

The NRMM Regulation came into effect on June 1, 2015 to introduce regulatory control on the emissions of NRMMs, including non-road vehicles and regulated machines that are subject to the NRMM Regulations (the “Regulated Machines”). Unless exempted, NRMMs which are regulated under this provision are required to comply with the emission standards prescribed under this regulation. Under section 5 of the NRMM Regulation, starting from December 1, 2015, only approved or exempted NRMMs with a proper label are allowed to be used in specified activities and locations including construction sites. However, existing NRMMs which are already in Hong Kong on or before November 30, 2015 will be exempted from complying with the emission requirements pursuant to section 11 of the NRMM Regulation. Under Section 5 of the NRMM Regulation, any person who uses or causes to be used a Regulated Machine in specified activities or locations without (i) exemption or approval by the Environmental Protection Department is liable on conviction to a fine of HK$200,000 and to imprisonment for six months, and (ii) a proper label is liable on conviction to a fine of HK$50,000 and to imprisonment for up to three months.

Pursuant to the Technical Circular issued by the Work Branch of the Development Bureau on February 8, 2015, an implementation plan to phase out the use of exempted NRMMs for four types of exempted NRMMs (namely generators, air compressors, excavators and crawler cranes) has been included in the Technical Circular, under which, all new capital works contracts of public works including design and build contracts with an estimated contract value exceeding HK$200 million and tenders invited on or after 1 June 2015 shall require the contractor to allow no exempted generator and air compressor to be used after June 1, 2015 and the number of exempted excavators and crawler cranes not to exceed 50%, 20% and 0% of the total units of exempted NRMMs from June 1, 2015, June 1, 2017 and June 1, 2019 respectively.

Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong)

The Noise Control Ordinance controls, among others, the noise from construction, industrial and commercial activities. A contractor shall comply with the Noise Control Ordinance and its subsidiary regulations in carrying out construction works. For construction activities that are to be carried out during the restricted hours and for percussive piling during the daytime, not being a general holiday, construction noise permits are required from the Director of the Environmental Protection Department in advance.

Under the Noise Control Ordinance, construction works that produce noises and the use of powered mechanical equipment (other than percussive piling) are not allowed between 7:00 p.m. and 7:00 a.m. or at any time on general holidays, unless prior approval has been granted by the Director of the Environmental Protection Department through the construction noise permit system. The use of certain equipment is also subject to restrictions. Hand-held percussive breakers and air compressors must comply with noise emissions standards and be issued with a noise emission label from the Director of the Environmental Protection Department.

Any person who carries out any construction work except as permitted is liable on first conviction to a fine of HK$100,000 and on subsequent convictions to a fine of HK$200,000, and in any case to a fine of HK$20,000 for each day during which the offence continues.

Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong)

The Water Pollution Control Ordinance controls the effluent discharged from all types of industrial, commercial, institutional and construction activities into public sewers and public drain. For any industry/trade generating wastewater discharge (except domestic sewage or unpolluted water that are discharged into communal sewer or communal drain), they are subject to licensing control by the Director of the Environmental Protection Department.

All discharges, other than domestic sewage or unpolluted water to communal sewer or communal drain, must be covered by an effluent discharge license. The license specifies the permitted maximum allowable quantity and effluent standards of the effluent. The general guidelines are that the effluent does not damage sewers or pollute inland or inshore marine waters.

According to the Water Pollution Control Ordinance, unless being licensed under the Water Pollution Control Ordinance, a person who discharges any waste or polluting matter into the waters of Hong Kong in a water control zone or discharges any matter, other than domestic sewage and unpolluted water, into a communal sewer or communal drain in a water control zone commits an offence and is liable to imprisonment for six months and (a) for a first offence, a fine of HK$200,000; (b) for a second or subsequent offence, a fine of HK$400,000, and (c) in addition, if the offence is a continuing offence, a fine of HK$10,000 for each day during which it is proved to the satisfaction of the court that the offence has continued.

Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong)

The Waste Disposal Ordinance controls the production, storage, collection and disposal including treatment, reprocessing and recycling of wastes. At present, livestock waste and chemical waste are subject to specific controls whilst unlawful deposition of waste is prohibited. Import and export of waste is generally controlled through a permit system.

A contractor shall observe and comply with the Waste Disposal Ordinance and its subsidiary regulations, including without limitation the Waste Disposal (Charges for Disposal of Construction Waste) Regulation (Chapter 354N of the Laws of Hong Kong) and the Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong).

Under the Waste Disposal (Charges for Disposal of Construction Waste) Regulation, construction waste can only be disposed at designated prescribed facilities and a main contractor who undertakes construction work with a value of HK$1 million or above will be required, within 21 days after being awarded the contract, to establish a billing account in respect of that particular contract with the Director of the Environmental Protection Department to pay any disposal charges for the construction waste generated from the construction work under that contract.

Under the Waste Disposal (Chemical Waste) (General) Regulation, a person who produces chemical waste or causes it to be produced has to register as a chemical waste producer. Any chemical waste produced must be packaged, labeled and stored properly before disposal. Only a licensed waste collector can transport the waste to a licensed chemical waste disposal site for disposal. Chemical waste producers also need to keep records of their chemical waste disposal for inspection by the Environmental Protection Department.

OTHERS

Proposed Security of Payment Legislation (“SOPL”)

The Government has conducted a public consultation on the SOPL for the construction industry to promote fair payment and help main contractors, subcontractors, consultants, sub-consultants and suppliers to receive payment on time for work done and services provided, so as to improve payment practices and provide rapid dispute resolution.

The SOPL will, among others:

•        prohibit “pay when paid” and similar terms in contracts, which refer to provisions in contracts that make payment contingent or conditional on the operation of other contracts or agreements, meaning that payment is conditional on the payer receiving payment from a third party;

•        prohibit payment periods of more than 60 calendar days for interim payments and 120 calendar days for final payments;

•        enable parties who are entitled to progress payments under the terms of a contract covered by the SOPL to claim such payments as statutory payment claims, upon receipt of which the payer has 30 calendar days to serve a payment response, and parties who are entitled to payments under statutory payment claims will be entitled to pursue adjudication if the statutory payment claims are disputed or ignored; and

•        grant parties the right to suspend or reduce the rate of progress of works after either non-payment of an adjudicator’s decision or non-payment of amounts admitted as due.

All contracts and sub-contracts, whether in written or oral form, for (i) government works, under which the Government and specified public entities procure construction and maintenance activities or related services, materials or plant; and (ii) private sector works, under which private entities procure construction activities for new buildings (as defined in the Buildings Ordinance) with a main contract value of over HK$5 million or procure related services, material or plant or supply-only contracts with a contract value of over HK$500,000, will be governed by the SOPL. Where the main contract is covered by the SOPL, all subcontracts (irrespective of tier) will be covered by the SOPL regardless of value. The legislation will not apply to private sector construction works relating to new buildings with a main contract value of less than HK$5 million or related services, material or plant supply-only contracts with a contract value of less than HK$500,000.

The proposed legislation will not apply retrospectively but will apply only to contracts entered on or after a date to be set by or pursuant to the legislation.

The SOPL is designed to assist contractors throughout the contractual chain to ensure cash-flow and access to a swift dispute resolution process. However, there are still uncertainties on the final legislative framework to be submitted to the Legislative Council for consideration and approval.

The Government released a Technical Circular on the Implementation of the Spirit of Security of Payment Legislation in Public Works Contracts (the “Technical Circular”) in October 2021. The Technical Circular sets out the policy on the implementation of the spirit of the SOPL in public works contracts with a view to facilitating timely processing of contract payments and providing an interim mechanism for speedy resolution of payment disputes before the enactment of the SOPL. The scope of contracts covered by the Technical Circular includes public works contracts, term contracts and related subcontracts tendered (i) on or after December 31, 2021, for tenders to be invited from Group B or Group C contractors on the List of Approved Contractors for Public Works; and (ii) on or after April 1, 2022, for tenders to be invited from other contractors on the List of Approved Contractors for Public Works or the List of Approved Suppliers of Materials and Specialist Contractors for Public Works.

The proposed SOPL bill was published by the Development Bureau of Hong Kong on May 16, 2024 and gazette on May 17, 2024. The legislation was introduced to the Legislative Council of Hong Kong on May 29, 2024. Subject to passing of legislation by the Legislative Council of Hong Kong, the Government of Hong Kong proposed the operation of the SOPL will commence on the expiry of 8 months after the date on which the legislation is published in the gazette of Hong Kong.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Ngo Chiu, LAM	47	Director, Chief Executive Officer, and Chairman of the Board
Chun Man, LO	44	Chief Financial Officer
Chun Kit, YU	35	Independent Director
Hiu Wah, LI	38	Independent Director
Ho Wa, CHA	35	Independent Director

Ngo Chiu, LAM is a Director, Chief Executive Officer and Chair of the board of the Company is responsible for the general corporate strategy, overall management of our operations and business expansion. Mr. Lam has over 25 years of experience in civil engineering industry. Mr. Lam founded Kin Chiu Engineering Limited in April 2012 and has been its director ever since. Prior to founding Kin Chiu Engineering Limited, Mr. Lam worked at a number of construction companies as foreman.

Chun Man, LO is the chief financial officer of the Company. Mr. Lo has over 20 years of experience in the accounting, financing and auditing industry. Mr. Lo has been an associate director of Win Win Way Construction Co., Ltd. since January 2024. Mr. Lo was the financial controller and company secretary of CT Vision S.L. (International) Holdings Limited (HKEx: 994), a company listed on the Stock Exchange of Hong Kong Limited, from July 2019 to November 2023. Mr. Lo was the deputy general manager of the finance department of China Aerospace International Holdings Limited (HKEx: 31), a company listed on the Stock Exchange of Hong Kong Limited, from April 2016 to June 2019. He also has over 5 years working experience in Deloitte Touche Tomatsu, with his last position as a senior. Mr. Lo obtained a master of science in professional accountancy from the University of London in 2019 and a degree of bachelor of arts (honours) in accountancy from the Hong Kong Polytechnic University in 2003. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants.

Chun Kit, YU is a Director of the Company. Mr. Yu has over 10 years of experience in auditing, accounting and financial management. From 2011 to 2016, Mr. Yu worked at various international accounting firms, namely, BDO Limited from October 2011 to October 2013 with his last position as senior associate, KPMG from July 2014 to August 2015 with his last position as assistant manager. From February 2016 to November 2016, he worked at Bowker Asia Limited, which is a subsidiary of Win Hanverky Holdings Limited (HKEx: 3322), a company listed on the Stock Exchange of Hong Kong Limited, with his last position as assistant internal audit manager. Mr. Yu was an assistant manager of a subsidiary of Kingston Financial Group Limited (HKEx: 1031), a company listed on the Stock Exchange of Hong Kong Limited, from December 2016 to December 2017. Since January 2018, Mr. Yu has been the financial controller and company secretary of Boltek Holdings Limited (HKEx: 8601), a company listed on the Stock Exchange of Hong Kong Limited. Since September 2019, Mr. Yu has been the company secretary of Global Uin Intelligence Holdings Limited (HKEx: 8496), a company listed on the Stock Exchange of Hong Kong Limited. Since April 2022 and February 2024, Mr. Yu has been an independent non-executive director of Sinohope Technology Holdings Limited (HKEx: 1611) and WK Group (Holdings) Limited (HKEx: 2535), both companies listed on the Stock Exchange of Hong Kong Limited. Since August 2024, Mr. Yu has been an executive director of Junee Limited (NASDAQ: JUNE), a company listed on the Nasdaq Capital Market.

Mr. Yu obtained a Bachelor of Business Administration (Hons) in Accounting & Finance from the Hong Kong Polytechnic University in October 2011. He was admitted as a member of the Hong Kong Institute of Certified Public Accountants in July 2015.

Hiu Wah, LI is a Director of the Company. Ms. Li has over 15 years of experience in the accounting and financing industry. Ms. Li has been an assistant manager of Peterson Group Management Ltd. since August 2023. Ms. Li was the regional P2P lead of Informa Markets Asia Ltd. from September 2022 to July 2023. Ms. Li was an accounting manager of Fendi Asia Pacific Ltd. from December 2021 to September 2022. Ms. Li was an accounts payable manager, APAC of Under Armour Asia Ltd from October 2020 to December 2021. Ms. Li was a finance manager of Kering Eyewear

APAC Ltd from July 2019 to September 2020. Ms. Li was in Jewelex HK Ltd from February 2007 to March 2019, with her last position as finance manager. Ms. Li obtained a bachelor of professional accounting from the Hong Kong Metropolitan University (formerly known as the Open University of Hong Kong) in 2012. Ms. Li is a member of the Hong Kong Institute of Certified Public Accountant.

Ho Wa, CHA is a Director of the Company. Mr. Cha has over 6 years of experience in the legal industry. Mr. Cha has been a consultant of Messrs. Eddie Lee & Co., Solicitors since April 2023. Mr. Cha was an assistant solicitor of Messrs. Peter K.S. Chan & Co. from November 2018 to March 2021 and was a partner from April 2021 to March 2023. Since February 2024, Mr. Cha has been an independent non-executive director of WK Group (Holdings) Limited (HKEx: 2535), a company listed on the Stock Exchange of Hong Kong Limited. From September 2023 to July 2024, Mr. Cha was an independent non-executive director of Ficus Technology Holdings Limited (HKEx: 8107), a company listed on the GEM of the Stock Exchange of Hong Kong Limited. From December 2020 to September 2021, Mr. Cha was an independent non-executive director of Century Energy International Holdings Limited (HKEx: 8132), a company listed on the GEM of the Stock Exchange of Hong Kong Limited. Mr. Cha obtained a bachelor of arts from the Chinese University of Hong Kong in 2013, and further obtained a degree of Juris Doctor and a Postgraduate Certificate in Laws from the Chinese University of Hong Kong in 2015 and 2016, respectively. Mr. Cha was admitted as a solicitor of the High Court of Hong Kong in 2019 and has been a practicing solicitor since then.

Family Relationships

As at the date of this prospectus, There are no family relationships among our directors and executive officers.

Corporate Governance Practices

Foreign Private Issuer

We qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Class A Ordinary Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

•        Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

•        Exemption from the requirement that our board of directors be composed of independent directors.

•        Exemption from the requirement that our audit committee have a minimum of three members.

•        Exemption from the requirement that we hold annual shareholders’ meetings.

•        Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Board of Directors

Our board of directors consist of four directors. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq Listing Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. We are a “controlled company” as defined under the Nasdaq rules.

We established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consist of Mr. Chun Kit Yu, Ms. Hiu Wah Li, and Mr. Ho Wa Cha. Mr. Chun Kit Yu is the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Chun Kit Yu as a person who has the following attributes: understanding of GAAP and financial statements, ability to assess the application of GAAP for accounting estimates, accruals and reserves, experience with financial statements, understanding of internal controls and knowledge of audit committee functions that qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related-party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consist of Mr. Chun Kit Yu, Ms. Hiu Wah Li, and Mr. Ho Wa Cha. Ms. Hiu Wah Li is the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

•        selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consist of Mr. Chun Kit Yu, Ms. Hiu Wah Li, and Mr. Ho Wa Cha. Mr. Ho Wa Cha is the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended Memorandum and Articles, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Amended Memorandum and Articles, as amended from time to time or alternatively by shareholder approval at general meetings.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares (including Class A Ordinary Shares) in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv)is removed from office pursuant to our articles of association.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a three-month advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

We entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having one female director out of the total of five directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the six months ended September 30, 2024 and the years ended March 31, 2024 and 2023, we paid an aggregate compensation of HK$789,000 (approximately US$101,079), HK$686,000 (approximately US$87,654) and HK$978,000 (approximately US$124,726) respectively, to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Incentive Plans

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of September 30, 2024 and March 31, 2024 and 2023, we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this prospectus by our officers, Directors and 5% or greater beneficial owners of our Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. The following table assumes that none of our officers, Directors or 5% or greater beneficial owners of our Shares will purchase shares in this Offering. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to twenty (20) votes per share. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. In no event shall Class B Ordinary Shares be convertible into Class A Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners(1)	Class A Ordinary Shares Beneficially Owned(3)		Class B Ordinary Shares Beneficially Owned(3)		Approximate percentage of Voting rights
	Number	%	Number	%	%
Directors and Executive Officers:
Ngo Chiu, LAM(1)	18,818,550	66.66	1,995,000	100	86.19
Chun Man, LO	—	—	—	—	—
Chun Kit, YU	—	—	—	—	—
Hiu Wah, LI	—	—	—	—	—
Ho Wa, CHA	—	—	—	—	—
All directors and executive officers as a group	18,818,550	66.66	1,995,000	100	86.19

5% shareholders:
Supreme Development (BVI) Holdings Limited(1)	18,818,550	66.66	1,995,000	100	86.19

____________

(1)      Supreme Development (BVI) Holdings Limited is wholly owned and beneficially owned by Mr. Ngo Chiu LAM, our Chief Executive Officer and the Chair of the Board.

RELATED PARTY TRANSACTIONS

The following is a summary of transactions for the six months ended September 30, 2024 and the three years ended March 31, 2024 to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Controlling Shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Management”.

The following is a list of related parties which the Company has transactions with:

(a)     Mr. Ngo Chiu Lam, a director of the Company.

(b)     Kin Chiu Development Company Limited, controlled by Mr. Ngo Chiu Lam

(c)     KC-CRFG JV, a joint venture

(d)     KC-Glory JV, a joint venture

(e)     KC-Geotech JV, a joint venture

a. Due to (from) related parties

As of September 30, 2024 and March 31, 2024, 2023 and 2022, the balances of due to (from) related parties were as follows:

		September 30, 2024	March 31, 2024	March 31, 2023	March 31, 2022
Due to (from) related parties
Mr. Ngo Chiu Lam (a)	(1)	$190,436	$203,990	$2,129,097	$(613,728)
KC-CRFG JV (c)	(1)	59,954	91,719	155,627	1,116,730
KC-Glory JV (d)	(1)	320,690	318,436	318,125	320,243
KC-Geotech JV (e)	(1)	238,090	242,870	142,732	253,588
		$809,170	$857,015	$2,745,581	$1,076,833

____________

(1)      The balance represented the advances from/to the director, a related company and joint ventures. The amounts were unsecured, interest-free and repayable on demand.

b. Accounts receivable, net

As of September 30, 2024 and March 31, 2024, 2023 and 2022, the balances of accounts receivable, net from joint venture were as follows:

	September 30, 2024	March 31, 2024	March 31, 2023	March 31, 2022
Accounts receivable, net
KC-Glory JV (d)	$1,482,433	$1,493,591	$355,693	$443,748
KC-Geotech JV (e)	—	—	—	446,122
	$1,482,433	$1,493,591	$355,693	$889,870

c. Contract assets, net

As of September 30, 2024 and March 31, 2024, 2023 and 2022, the balances of contract assets, net from joint ventures were as follows:

	September 30, 2024	March 31, 2024	March 31, 2023	March 31, 2022
Contract assets, net
KC-CRFG JV (c)	$275,684	$257,698	$202,553	$2,112,049
KC-Glory JV (d)	193,486	194,943	1,002,982	1,011,007
KC-Geotech JV (e)	41,778	41,480	50,911	20,968
	$510,949	$494,121	$1,256,446	$3,144,024

d. Contract liabilities

As of September 30, 2024 and March 31, 2024, 2023 and 2022, the balances of contract liabilities from joint ventures were as follows:

	September 30, 2024	March 31, 2024	March 31, 2023	March 31, 2022
Contract liabilities
KC-CRFG JV (c)	$540,137	$536,341	$658,339	$1,160,028
KC-Geotech JV (e)	—	—	18,130	118,445
	$540,137	$536,341	$676,469	$1,278,473

e. Related party transactions

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	Six months ended September 30, 2024	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
Provision of construction services
KC-CRFG JV (c)	$1,959,235	$6,884,950	$8,937,204	14,026,063
KC-Glory JV (d)	—	338,800	2,888,169	12,828,004
KC-Geotech JV (e)	621	2,301,097	3,939,946	2,014,878
	$1,959,856	$9,524,847	$15,765,319	28,868,945
	Six months ended September 30, 2024	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
Consultancy fee income
KC-CRFG JV (c)	$18,555	$35,736	$60,452	30,904
KC-Geotech JV (e)	10	63,658	78,910	140,230
	$18,565	$99,394	$139,362	171,134

f. Financial guarantee

On February 23, 2023, the Company provided a financial guarantee to Kin Chiu Development Company Limited for an amount of US$1,137,380 in relation to the payment obligations under a bank loan issued to Kin Chiu Development Company Limited. No amounts were claimed under the guarantee for the six months ended September 30, 2024 and the years ended March 31, 2024 and 2023. Up to the date of this prospectus, the Company is in the process of negotiation with the bank to discharge the financial guarantee provided to Kin Chiu Development Company Limited.

g. Bank borrowings

As at September 30, 2024 and March 31, 2024 and 2023, the balance of bank borrowings which are secured by personal guarantees from Mr. Ngo Chiu Lam are as follows:

	Interest rate (per annum)		September 30, 2024	March 31, 2024	March 31, 2023
Hang Seng Bank (“HASE”) – Term loan	3.625%/2.875%	(1)	—	269,805	331,528
HSBC – Post-Shipment Buyer loans	7.678%/7.220%	(2)	3,232,947	3,610,287	2,542,102
HSBC – Post-Shipment MA Loan 1	7.172%/7.220%	(2)	1,912,484	1,484,984	1,273,642
HSBC – Funds from factoring	6.8%/5.14%	(3)	2,574,003	2,554,049	383,676
HSBC – MA Loan 2 and CIL Loan	8.07%/8.02%	(4)	2,315,316	2,300,320	—

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(1)      On February 2, 2021, HASE issued Banking Facilities for Kin Chiu’s account in an aggregate amount not to exceed US$2,898,000 (HK$22,608,000), which can be drawn over a total of two advances from HASE up to US$2,563,700 and US$334,300, respectively. The loan was repayable 12 months from the date of drawdown. On March 7, 2023, the Company and HASE revised the banking facilities and the loan repayment date is modified to 60 months from the date of drawdown.

As of September 30, 2024, March 31, 2024, and 2023, the outstanding of the loan is approximately nil, US$269,805 and US$331,528, respectively. There is no material covenant stated in this borrowing. The interest rate for the banking facilities is 2% per annum over 3-month HIBOR (Hong Kong Interbank Offered Rate) or the Bank’s Cost of Funds. The loan is secured by the life insurance policy and personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam. The loan contains a repayment on demand clause.

(2)      On February 23, 2023, HSBC issued banking facilities for Kin Chiu’s account in an aggregate amount not to exceed US$5,128,205 (HK$40,000,000), which may include working capital identified in HSBC’s various agreements. As of September 30, 2024, March 31, 2024, and 2023, the outstanding of the loan is approximately US$5,145,431, US$5,095,271 and US$3,815,744, respectively. There is no material covenant stated in this borrowing. The interest rate for the banking facilities is 2.5% per annum over HIBOR (Hong Kong Interbank Offered Rate) on such day. The loan contains a repayment on demand clause.

(3)      On February 23, 2023, HSBC issued discounting/factoring agreement for Kin Chiu’s account in an aggregate amount not to exceed US$2,564,100 (HK$20,000,000), which may include working capital identified in HSBC’s various agreements. On November 3, 2023, the Company renewed the discounting/factoring agreement with the same terms. As of September 30, 2024, March 31, 2024, and 2023, the outstanding of the loan is approximately US$2,574,003, US$2,554,049 and US$383,676, respectively. There is no material covenant stated in this borrowing. The interest rate for the discounting/factoring agreement is 2% per annum over 1-month HIBOR (Hong Kong Interbank Offered Rate) on such day. The loan is repayable 90 days from the date of drawdown, contains a repayment on demand clause and secured by personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam.

(4)      On November 3, 2023, HSBC issued banking facilities for Kin Chiu’s account in an aggregate amount not to exceed US$2,300,320 (HK$18,000,000), which may include working capital identified in HSBC’s various agreements. As of September 30, 2024, March 31, 2024, and 2023, the outstanding of the loan is approximately US$2,315,316, US$2,300,320 and nil, respectively. There is no material covenant stated in this borrowing. The interest rate for the bank facilities is 2.5% per annum over HIBOR (Hong Kong Interbank Offered Rate). The loan contains a repayment on demand clause and is secured by personal guarantee from Mr. Ngo Chiu Lam.

h. Reorganization

On July 24, 2024, Skyline Builders (BVI) Holding Limited acquired 7,450,000 shares, being the entire issued share capital, of Kin Chiu Engineering Limited from Mr. Ngo Chiu Lam at the consideration of HK$1. Subsequent to the transfer, Kin Chiu Engineering Limited became an indirect wholly-owned subsidiary of the Company.

Policies and Procedures for Related Party Transactions

Our Board of Directors established an audit committee in connection with the consummation of this Offering, which will be tasked with review and approval of all related party transactions.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our second amended and restated memorandum and articles of association, as amended from time to time, the Companies Act and the common law of the Cayman Islands.

The share capital of the Company consists of Ordinary Shares. As of the date hereof, our authorized share capital is US$50,000 divided into 5,000,000,000 Ordinary Shares of par value US$0.00001 each, comprising of (i) 4,950,000,000 Class A Ordinary Shares of nominal or par value of US$0.00001 each, and (ii) 50,000,000 Class B Ordinary Shares of nominal or par value US$0.00001 each. As of the date of this prospectus, 28,230,000 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares were issued and outstanding.

The following are summaries of material provisions of our second amended and restated and restated memorandum and articles of association (each the “amended memorandum” and the “amended articles”) and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Our second amended and restated memorandum and articles of association

Objects of our Company.    Under our second amended and restated memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares.    Our authorized share capital is US$50,000 divided into 5,000,000,000 Ordinary Shares of par value US$0.00001 each, comprising of (i) 4,950,000,000 Class A Ordinary Shares of nominal or par value of US$0.00001 each, and (ii) 50,000,000 Class B Ordinary Shares of nominal or par value US$0.00001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Conversion.    Class B Ordinary Shares cannot be converted into Class A Ordinary Shares under any circumstances and Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividends.    The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors out of our funds which are lawfully available for that purpose. In addition, our Shareholders may declare dividends by ordinary resolution, but not dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights.    Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A Ordinary Share and 20 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by a poll. A poll shall be taken in such manner as the chairman of the meeting directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Any ordinary resolution is a resolution passed by a simple majority of the votes by the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a written resolution signed by the required majority of shareholders according to the amended articles. Any special resolution is a resolution of a general meeting or a resolution of a meeting of the holders of any class of ordinary shares in a class meeting duly constituted in accordance with the amended articles in each case passed by a majority of not less than two-thirds of the votes by the shareholders as being entitled to do so vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the shareholders entitled to vote at such meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the second amended and restated memorandum and articles of association or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our second amended and restated memorandum and articles of association provide that we may (but are not obliged to, unless required by the Nasdaq Listing Rules), in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the amended articles. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our Shareholders. A quorum required for a meeting of shareholders consists of at least one holder of Shares being not less than an aggregate of one-third of all votes attaching to all Shares in issue and entitled to vote in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

A majority of our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than ten percent of the voting rights (on a one vote per share basis) in the share capital of the Company. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of our second amended and restated articles of association. If our directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three months after the expiration of the said 21 calendar day period.

Winding Up; Liquidation.    If we are wound up the shareholders may, subject to the amended articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)     to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or

(b)    to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Subject to the terms of the allotment, our directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 clear days in advance specifying the time and place for payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    Subject to the terms of the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors: (i) issue shares that are to be redeemed or liable to be redeemed, at the option of us or the shareholders holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares; (ii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of us on the terms and in the manner which the directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase. . Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Transfer of Ordinary Shares.

Provided that such transfer complies with applicable Nasdaq Listing Rules, our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Listing Rules or in any other form approved by our directors, executed where the shares are fully paid, by or on behalf of that shareholder; and where the shares are partly paid, by or on behalf of that shareholder and the transferee.

Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which our Company has a lien.

Our board of directors may also decline to register any transfer of any share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of shares;

•        the instrument of transfer is properly stamped, if required;

•        the shares transferred are fully paid up and free of any lien in favor of the Company;

•        in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•        a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq and on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year.

Variations of Rights of Shares.    If at any time our share capital is divided into different classes of shares, unless the terms on which a class of shares was issued state otherwise, the rights attached to any such class may only be varied with: (a) the consent in writing of the holders of two-thirds of the issued shares of that class or (b) with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with them.

Inspection of Books and Records.    Holders of our Ordinary Shares have no general right under our amended articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares.    Our second amended and restated memorandum and articles of association authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Issuance of additional Ordinary Shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions.    Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may not issue negotiable or bearer shares, but may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filling Vacancies on Board.    At any time or from time to time, the Board shall have the power to appoint any person as a Director either to fill a casual vacancy on the Board or as an additional Director to the existing Board subject to any maximum number of Directors, if any, as may be determined by the members in general meeting.

Each Director shall hold office for the term, if any, fixed by the terms of his appointment or until his office is vacated pursuant to the second amended and restated memorandum and articles of association.

A Director is not required to hold any shares in the company by way of qualification nor is there any specified upper or lower age limit for Directors either for accession to or retirement from the Board.

A Director may be removed by an ordinary resolution of the company before the expiration of his term of office (if any).

The office of a Director shall be vacated if he:

(i)     is prohibited by the law of the Cayman Islands from acting as a director; or

(ii)    is made bankrupt or makes an arrangement or composition with his creditors generally; or

(iii)   resigns his office by notice to the Company; or

(iv)   only held office as a director for a fixed term and such term expires; or

(v)    in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(vi)   is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or

(vii)   is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(viii) without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

From time to time the Board may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

Anti-Money Laundering — Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)     the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)    the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)     the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our Directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which the Company collects, processes and maintains personal data about investors of the company pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

The Company is committed to processing personal data in accordance with the DPA. In its use of personal data, the Company will be characterized under the DPA as a “data controller”, while certain of the Company’s service providers, affiliates and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the Company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the company, the Company and certain of the Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the Company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the Company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfills the Company’s obligation in this respect); (b) the right to obtain a copy of your personal data; (c) the right to require us to stop direct marketing; (d) the right to have inaccurate or incomplete personal data corrected; (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data; (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial); (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data; (h) the right to complain to the Office of the Ombudsman of the Cayman Islands; and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by accessing their website here: ombudsman.ky.

Differences in Corporate Law

The Companies Act is modeled, to a large extent, after the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements.    The Companies Act permits merger and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Act subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members or creditors,, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his or her interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition that may facilitate the “squeeze out” of dissentient minority shareholders upon a takeover offer. When a takeover offer is made and accepted by holders of not less than 90.0% of the shares within four months after the making of the offer, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given, but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our second amended and restated memorandum and articles of association provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our second amended and restated articles of association provide that our Shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Under Cayman Islands law, the fiduciary duties owed by a director and officer include (a) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes for which they were conferred and not for a collateral purpose, (c) a duty to avoid improperly fettering the exercise of future discretion, (d) a duty to avoid any conflict of interest between the director’s duty to the company and the director’s personal interests, and (e) a duty to exercise independent judgment. In addition to the above, directors also owe a duty of care which is not fiduciary in nature. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our second amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling extraordinary general meetings.

The Companies Act does not provide shareholders with any rights to requisition a general meeting, or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second amended and restated articles of association allow our Shareholders holding in aggregate not less than ten percent of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our Shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our second amended and restated articles of association do not provide our Shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our second amended and restated articles of association do not provide for cumulative voting. As a result, our Shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our Shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his or her office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months; or (v) is removed from office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands, by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our second amended and restated articles of association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our second amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with them.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our second amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

TAXATION

The following are material Cayman Islands tax, Hong Kong tax and U.S. federal income tax considerations relevant to an investment in our Class A Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Hong Kong, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Class A Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Hong Kong Taxation

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Class A Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses. In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Class A Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Class A Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Class A Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Class A Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

Certain Mainland China Tax Laws and Regulations Consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the State Administration of Taxation (“SAT”) on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

Enterprise Income Tax Law

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident

Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        underwriters;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        grantor trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        the Company’s officers or directors;

•        holders who are not U.S. Holders;

•        persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Class A Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, which are expected to be incurred in connection with the sale of Class A Ordinary Shares in this Offering. The Selling Shareholders will not bear any portion of such expenses. With the exception of the registration fee payable to the SEC, all amounts are estimates.

SEC registration fee	$	[*]
Legal fees and expenses		[*]
Accounting fees and expenses		[*]
Miscellaneous		[*]
Total	$	[*]

LEGAL MATTERS

The validity of the Class A Ordinary Shares offered in this Offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier, our Cayman Islands counsel. Certain legal matters as to Hong Kong law will be passed upon for us by David Fong & Co., our Hong Kong counsel. Certain legal matters as to United States Federal and New York State law in connection with this Offering will be passed upon for us by Loeb & Loeb LLP.

EXPERTS

The consolidated financial statements of Skyline Builders Group Holding Limited as of March 31, 2024 and 2023, and for the years then ended, have been audited by SRCO, C.P.A., Professional Corporation, located at East Amherst, New York, Independent Registered Public Accounting Firm, as set forth in their report elsewhere herein. Such consolidated financial statements have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have irrevocably appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this Offering or any purchase or sale of securities in connection with this Offering. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Ogier has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the Cayman Islands in certain circumstances without any re-examination or re-litigation of matters adjudicated upon, provided such judgement: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Also, our principal executive offices and substantially all of our assets are located in Hong Kong. In addition, most of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

An investor may or may not be able to commence an original action against us or our directors or officers, or any person, before the courts outside the United States to enforce liabilities under United States federal securities laws, depending on the nature of the action.

David Fong & Co., our counsel with respect to Hong Kong law, have advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the Class A Ordinary Shares to be sold in this Offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and its exhibits and schedules thereto for further information with respect to us and the Class A Ordinary Shares. For further information about us and the Class A Ordinary Shares that we propose to sell in this Offering, we refer you to the registration statement and the exhibits, schedules, financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents.

Our SEC filings, including the Registration Statement on Form F-1, are also available to you on the SEC’s website at http://www.sec.gov.

As a result of this Offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, as applicable to foreign private issuers, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, without charge, at http://kinchiu.com/. You may access our annual reports on Form 20-F and other reports filed with the SEC, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A Ordinary Shares.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
As of September 30, 2024 and March 31, 2024
(Expressed in United States Dollars (“US$”))

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	15,426	323,595
Accounts receivable, net (Note 3)	9,416,567	3,815,714
Contract assets, current portion (Note 4)	3,618,474	8,719,395
Prepayments and other current assets (Note 5)	5,223,872	3,259,382
Total current assets	18,274,339	16,118,086

Non-current assets:
Equity method investments (Note 6)	1,319,856	1,311,010
Property, plant and equipment, net (Note 7)	404,618	595,169
Finance lease right-of-use assets, net (Note 8)	180,063	270,712
Operating lease right-of-use assets, net (Note 8)	260,630	423,157
Life insurance policy, cash surrender value	—	429,842
Contract assets, net of current portion (Note 4)	1,238,850	1,350,413
Deferred tax assets (Note 12)	54,887	13,813
Deferred offering cost	390,775	—
TOTAL ASSETS	$22,124,018	$20,512,202

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	64,870	—
Accounts payable (Note 9)	1,703,128	2,032,246
Contract liabilities (Note 4)	2,081,671	1,144,047
Bank and other borrowings (Note 11)	11,247,186	10,928,069
Finance lease liabilities, current portion (Note 8)	140,534	184,280
Operating lease liabilities, current portion (Note 8)	169,532	240,871
Due to related parties (Note 13)	809,170	857,015
Accrued expenses and other current liabilities (Note 10)	1,779,558	1,429,223
Income tax payable (Note 12)	311,428	317,402
Total current liabilities	18,307,077	17,133,153

Non-current liabilities:
Finance lease liabilities, net of current portion (Note 8)	10,642	56,469
Operating lease liabilities, net of current portion (Note 8)	62,660	141,254
Other long-term liabilities, net of current portion	147,968	139,571
TOTAL LIABILITIES	18,528,347	17,470,447

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets — (Continued)
As of September 30, 2024 and March 31, 2024
(Expressed in United States Dollars (“US$”))

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)	(Audited)
SHAREHOLDERS’ EQUITY
Ordinary shares, 4,950,000,000 shares authorized, par value US$0.00001 each, 26,505,000 Class A ordinary shares issued and outstanding as of September 30, 2024 and March 31, 2024 (Note 14)	265	265
Ordinary shares, 50,000,000 shares authorized, par value US$0.00001 each, 1,995,000 Class B ordinary shares issued and outstanding as of September 30, 2024 and March 31, 2024 (Note 14)	20	20
Additional paid-in capital	957,394	957,394
Retained earnings	2,624,280	2,094,337
Accumulated other comprehensive income/(loss)	13,712	(10,261)
Total shareholders’ equity	3,595,671	3,041,755
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,124,018	$20,512,202

Commitments (Note 16)
Contingencies (Note 16)
Subsequent Events (Note 18)

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

	Six Months Ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues	$25,491,474	$24,674,384
Cost of revenue	(23,917,413)	(23,345,483)
Gross profit	1,574,061	1,328,901

Operating expenses:
General and administrative expenses	(509,741)	(534,568)
Allowance for credit losses	(31,357)	(113,327)
Total operating expenses	(541,098)	(647,895)

Income from operations	1,032,963	681,006

Other income/(expense)
Interest expense	(450,917)	(223,311)
Other income, net	35,153	167,997
Total other expense, net	(415,764)	(55,314)

Income before income taxes and equity in net losses of affiliates	617,199	625,692

Income tax expense (Note 12)	(86,825)	(75,514)
Income before equity in net losses of affiliates	530,374	550,178

Equity in net losses of affiliates (Note 6)	(431)	(31,149)

Net income	$529,943	$519,029
Other comprehensive income
Foreign currency translation adjustment	23,973	7,502
Comprehensive income	$553,916	$526,531

Earnings per share – Basic and Diluted	$0.019	$0.018
Weighted average shares outstanding – Basic and Diluted	28,500,000	28,500,000

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Shareholders’ Equity
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in- capital	Accumulated other comprehensive income/(loss)	Retained earnings	Total
	No. of shares	Amount	No. of shares	Amount
Balance as of March 31, 2023	26,505,000	265	1,995,000	20	957,394	(19,399)	1,713,946	2,652,226
Net income	—	—	—	—	—	—	519,029	519,029
Foreign currency translation adjustment	—	—	—	—	—	7,502	—	7,502
Balance as of September 30, 2023 (Unaudited)	26,505,000	$265	1,995,000	$20	$957,394	$(11,897)	$2,232,975	$3,178,757
	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in- capital	Accumulated other comprehensive loss	Retained earnings	Total
	No. of shares	Amount	No. of shares	Amount
Balance as of March 31, 2024	26,505,000	$265	1,995,000	$20	$957,394	$(10,261)	$2,094,337	$3,041,755
Net income	—	—	—	—	—	—	529,943	529,943
Foreign currency translation adjustment	—	—	—	—	—	23,973	—	23,973
Balance as of September 30, 2024 (Unaudited)	26,505,000	$265	1,995,000	$20	$957,394	$13,712	$2,624,280	$3,595,671

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Cash Flows
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

	Six Months Ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	529,943	519,025
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	450,774	586,135
Allowance for credit losses	31,357	113,327
Change in cash value of life insurance policy	6,779	(6,394)
Equity in net losses of affiliates	431	31,149
Deferred income taxes	(40,788)	(53,316)
Change in operating assets and liabilities:
Accounts receivable	(3,828,876)	(4,288,036)
Contract assets	3,508,769	(306,975)
Prepayments and other current assets	(1,932,514)	859,941
Income tax recoverable/payable	(8,183)	278,772
Accounts payable	(341,927)	(422,948)
Contract liabilities	925,263	(281,339)
Accrued expenses and other current liabilities	353,020	(11,803)
Operating lease liabilities	(151,223)	(194,871)
Due to related parties	(53,665)	(1,682,787)
Other long-term liabilities	(7,702)	(24,973)
Net cash used in operating activities	(558,542)	(4,885,093)

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(29,663)
Proceeds from redemption of life insurance policy	158,975	—
Net cash provided by (used in) investing activities	158,975	(29,663)

Cash flows from financing activities:
Repayment of bank and other borrowings	(20,932,540)	(16,989,611)
Proceeds from bank and other borrowings	21,438,339	21,054,992
Proceeds from bank overdrafts	64,572	—
Payment of offering costs	(388,983)	—
Repayment of bank overdrafts	—	(74,573)
Repayment of finance lease liabilities	(90,857)	(140,340)
Net cash provided by financing activities	90,531	3,850,468

Foreign currency translation adjustment	867	3,854

Net change in cash and cash equivalents	(308,169)	(1,060,434)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	323,595	1,562,229

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	15,426	501,795

Supplemental disclosure of cash flow information:
Interest paid	(450,917)	(223,311)
Income taxes (paid)/refund	(135,321)	149,943

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

1. Organization and Business Description

Organization and Nature of Operations

Skyline Builders Group Holding Limited (“Skyline Group”) was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 25, 2024. It is a holding company with no business operation.

The Company conducts its primary operations through its indirectly wholly-owned subsidiary, Kin Chiu Engineering Limited (“Kin Chiu”), which is incorporated and domiciled in Hong Kong SAR; Kin Chiu principally engage in public civil engineering works, such as road and drainage works, in Hong Kong. It is the wholly-owned subsidiary of Skyline Builders (BVI) Holding Limited which was incorporated and is domiciled in British Virgin Islands (collectively, the “Company”).

The accompanying consolidated financial statements reflect the activities of the Company and the following entities:

Parent and subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Skyline Group	June 25, 2024	Cayman Islands	Parent	Investment holding
Skyline Builders (BVI) Holding Limited	June 27, 2024	British Virgin Islands	100%	Investment holding
Kin Chiu	April 24, 2012	Hong Kong	100%	Undertaking civil engineering works

Reorganization and Share Issuance

Skyline Group was an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024. The authorized share capital of Skyline Group is US$50,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001. Upon inception, the sole shareholder of Skyline Group, Supreme Development (BVI) Holdings Limited, held 5,000,000,000 ordinary shares of Skyline Group.

Skyline Builders (BVI) Holding Limited was incorporated on June 27, 2024 under the laws of the British Virgin Islands, as an intermediate holding company. The sole shareholder of Skyline Builders (BVI) Holding Limited, Skyline Builders Group Holding Limited, holds 50,000 ordinary shares.

On July 24, 2024, Skyline Builders (BVI) Holding Limited acquired 7,450,000 shares, being the entire issued share capital, of Kin Chiu from Mr. Ngo Chiu Lam at the consideration of HK$1. Subsequent to the transfer, Kin Chiu became an indirect wholly-owned subsidiary of Skyline Group.

On July 24, 2024, Supreme Development (BVI) Holdings Limited proposed to surrender 4,973,495,000 ordinary shares to Skyline Group for cancellation, and Skyline Group approved the surrender and cancellation of such shares on the same day. Subsequent to the surrender, Skyline Group was wholly owned as to 26,505,000 ordinary shares by Supreme Development (BVI) Holdings Limited.

On July 24, 2024, Skyline Group passed board resolutions and shareholder resolutions to re-designate (a) 4,923,495,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 4,923,495,000 Class A Ordinary Shares of par value of US$0.00001 each; and (b) 50,000,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 50,000,000 Class B Ordinary Shares of par value of US$0.00001 each, and re-designated a total of 26,505,000 issued ordinary shares of par value of US$0.00001 owned by Supreme Development (BVI) Holdings Limited) each into 26,505,000 Class A ordinary shares of par value of US$0.00001 each. Subsequent to the re-designation, Skyline Group was owned as to 26,505,000 Class A Ordinary Shares by Supreme Development (BVI) Holdings Limited. Simultaneously, Skyline Group issued 1,995,000 Class B ordinary shares of par value of US$0.00001 each to Supreme Development (BVI) Holdings Limited. On the same day, Skyline Group also adopted an amended and restated memorandum and articles of association.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

1. Organization and Business Description (cont.)

On July 30, 2024, Supreme Development (BVI) Holdings Limited entered into Sale and Purchase Agreements with Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Pursuant to the Sales and Purchase Agreements, Supreme Development (BVI) Holdings Limited was to sell, and Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited were to acquire, 4.90%, 4.90%, 4.90%, 4.80%, 4.80% and 4.70% of the issued Class A equity interests in Skyline Builders Group Holding Limited, at the consideration of US$292,456, US$292,456, US$292,456, US$286,488, US$286,488 and US$280,519, respectively. On the same date, Supreme Development (BVI) Holdings Limited executed the instrument of transfers whereby Supreme Development (BVI) Holdings Limited had transferred 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares, out of its 26,505,000 Class A Ordinary Shares, to Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Subsequent to the transfers, Skyline Builders Group Holding Limited is owned as to (i) 18,818,550 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares by Supreme Development (BVI) Holdings Limited; and (ii) 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares by Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Skyline Group and its subsidiaries resulting from Reorganization has always been under the common control of the same controlling shareholder before and after the Reorganization. The consolidation of Skyline Group and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The consolidated financial statements include the financial statements of Skyline Group and its wholly owned subsidiaries. All intercompany transactions and balances among Skyline Group and its subsidiaries have been eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the expected credit loss provision, the determination of the useful lives of property, plant and equipment, impairment of long-lived assets, allowance for deferred tax assets, uncertain tax position, right-of-use assets, net, operating lease liabilities, finance lease liabilities, revenue recognition and contingencies. Actual results could differ from those estimates. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable. Inputs used in judgments and estimates consider the economic implications of COVID-19. The impact of COVID-19 related estimates were not material to the consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Foreign Currency Translation and transaction

The Company’s principal country of operations is Hong Kong. The consolidated financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency of Skyline Group, Skyline Builders (BVI) Holding Limited and Kin Chiu. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the consolidated balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	September 30, 2024	March 31, 2024
Period-end spot rate	$1 = HK$7.7700	$1 = HK$7.8250
	Six Months Ended September 30, 2024	Six Months Ended September 30, 2023
Average rate	$1 = HK$7.8058	$1 = HK$7.8332

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other current assets, accounts payable, bank and other borrowings, finance lease liabilities, current portion, operating lease liabilities, current portion, due to related parties and accrued expenses and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	—	Quoted prices in active markets for identical assets and liabilities.
Level 2	—

Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	—

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other current assets, bank overdrafts, accounts payable, bank and other borrowings, finance lease liabilities, operating lease liabilities, due to related parties and accrued expenses and other current liabilities approximated their fair values as of September 30, 2024 and March 31, 2024 due to their short-term nature.

Investment Under the Equity Method

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity through a jointly controlled entity. Joint control exists when strategic, financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, the investment is initially recorded at cost, including transaction costs incurred to acquire the investment, and thereafter adjusted for additional investments, distributions, and the proportionate share of earnings or losses of the affiliates. The Company’s equity method investment is reviewed for impairment whenever events or changes in circumstances indicate that an other-than-temporary decline in value may have occurred. If it is determined that a loss in value of the equity method investment is other than temporary, an impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value. Impairment analyses are based on current plans, intended holding periods, and available information at the time the analysis is prepared.

Cash and cash equivalents

For purposes of the consolidated financial statements, we consider all highly liquid instruments with original maturities of three months or less to be cash equivalents. We maintain a centralized cash management system whereby our excess cash balances are invested in high quality short-term money market instruments, which are considered cash equivalents. We have cash balances in certain of our domestic bank accounts that exceed federally insured limits.

Accounts Receivable, net

Accounts receivable is recognized and carried at original invoiced amount net of expected losses.

The Company established the provision at differing rates and are based upon the age of the trade receivable, the Company’s historical collection experience in each customer and management’s best estimate of specific losses on individual exposures, where appropriate. Specific customer provisions are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. As of September 30, 2024 and March 31, 2024, there were US$296,367 and US$116,567 allowances for expected losses recognized related to accounts receivable, respectively.

Prepayments

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. As of September 30, 2024 and March 31, 2024, there was nil allowance recorded as the Company considers all of the prepayments recoverable.

Investment in key management insurance policy

The Company invests in a key management insurance policy which is a life insurance policy. The key management insurance policy is initially recognized at the amount of premium paid, and subsequently measured at the end of each reporting period at the cash surrender value that could be realized under the insurance policy, which is primarily based

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

on the guaranteed cash value stated on the annual statement from the insurance company. Changes to the cash surrender value at the end of each reporting period will be recognized in other income or other expenses in the consolidated statements of operations and comprehensive income. Any gain or loss on the derecognition of the investment in the event of death of the insured person, the surrender of the policy, or upon the maturity of the policy, will be recognized in other income or other expenses in the consolidated statements of operations and comprehensive income (loss).

Property, plant and Equipment, net

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Furniture and fixture	4 – 5 years
Machineries	4 – 10 years
Motor vehicles	5 years
Leasehold improvements	Over the lease terms

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property, plant and equipment and right-of-use assets, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the six months ended September 30, 2024 and 2023.

Lease

The Company applies the provisions of ASC Topic 842, Leases which requires lessees to recognize lease assets and lease liabilities on the consolidated balance sheet. The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company must discount lease payments based on an estimate of its incremental borrowing rate.

Right-of-use Assets

The Company’s right-of-use assets consist of leased assets recognized in accordance with ASC 842, Leases, which requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liability

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

represents the Company’s obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term in the consolidated statements of operations and comprehensive loss. The Company determines the lease term by agreement with lessor. In cases where the lease does not provide an implicit interest rate, the Company uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

Revenue Recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to customers.

Control of the good or service may be transferred over time or at a point in time. Control of the good or service is transferred over time if one of the following criteria is met:

•        the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

•        the Company’s performance creates and enhances an asset that the customer controls as the Company performs; or

•        the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

If the control of the good or service transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of the relevant performance obligation. Otherwise, revenue is recognized at a point in time when customer obtains control of the distinct good or service.

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control of service to a customer.

The Company performs public civil engineering works, including road and drainage works, under master construction agreements and other contracts with customer-specified requirements. These construction services are provided solely for the benefit of our customers, as the assets being created or maintained are controlled by them, and the services

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

we provide have no alternative use to us. The performance obligation is satisfied when control of the promised goods or services is transferred to the customer over time, aligning with the ongoing services provided, with customers simultaneously receiving and benefiting from the Company’s work.

Contracts which include construction services are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services. The Company has not bundled any goods or services that are not considered distinct.

Revenue from public civil engineering works is recognized over time, using the output method based on surveys of completed work. These surveys are certified by architects, surveyors, or other customer-appointed representatives, or are estimated with reference to the progress payment applications submitted by the Company to the customer.

The certification formalizes the progress of work transferred to the customer, based on the transfer of control during construction, as the customer continuously receives and controls the work-in-progress. Management believes the output method accurately reflects the Company’s performance in fulfilling these obligations.

For contracts that contain variable consideration (variation order of construction work), the Company estimates the amount of consideration to which it will be entitled using the expected value method, which better predicts the amount of consideration to which the Company will be entitled. The estimated amount of variable consideration is included in the transaction price only to the extent that it is highly probable that such an inclusion will not result in a significant revenue reversal in the future when the uncertainty associated with the variable consideration is subsequently resolved.

The typical contract length of the Company entered is ranged from 36 months to 60 months.

Contracted but not yet recognized revenue was approximately US$57,266,770 and US$69,587,126 as of September 30, 2024 and September 30, 2023, respectively.

The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at September 30, 2024 and 2023 and the expected timing of recognizing revenue are as follows:

	September 30, 2024	September 30, 2023
	(Unaudited)	(Unaudited)
Within one year	$26,138,686	$35,532,680
More than one year but not more than two years	20,440,691	19,201,323
More than two years	10,687,393	14,853,123
	$57,266,770	$69,587,126

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

The Company recognizes claims against vendors, sub-consultants, subcontractors and others as a reduction in costs when the contract establishes enforceability, and the amounts of recovery are reasonably estimable and probable. Reduction in costs are recognized at the lesser of the amount management expects to recover or costs incurred.

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally,

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the six months ended September 30, 2024 and 2023 because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

Contract Assets and Contract Liabilities

The Company has enforceable rights to consideration from customers for the provision of roads and drainage services. Contract assets arise when the Company completed the public civil engineering works under relevant contracts but yet to be certified by independent surveyors appointed by customers.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the subcontracting costs, staff costs and materials costs. These costs are expensed as incurred.

Employee Benefit Plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment.

The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were US$142,036 and US$214,249 for the six months ended September 30, 2024 and 2023, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company believes there were no uncertain tax positions at September 30, 2024 and March 31, 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of September 30, 2024 and March 31, 2024, there were no dilutive shares.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company translating its consolidated financial statements from functional currency into reporting currency.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Financial Instruments Risks

Currency Risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of September 30, 2024 and March 31, 2024, US$15,426 and US$323,595 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$64,350 (HK$500,000) and US$63,898 (HK$500,000) as of September 30, 2024 and March 31, 2024 respectively. Otherwise, the balances of US$Nil and US$257,219 are not covered by insurance as of September 30,2024 and March 31, 2024 respectively. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

For the credit risk related to accounts receivable and contract assets, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by management.

For the six months ended September 30, 2024 and 2023, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its operation in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

For the six months ended September 30, 2024, three customers accounted for approximately 41.5%, 25.0% and 12.2% of the Company’s total revenue. For the six months ended September 30, 2023, four customers accounted for approximately 34.3%, 16.0%, 14.1% and 13.2% of the Company’s total revenue.

As of September 30, 2024, three customers’ accounts receivable accounted for 45.1%, 35.4% and 15.7% of the total accounts receivable, net. As of March 31, 2024, three customers’ accounts receivable accounted for 39.1%, 33.3% and 23.8% of the total accounts receivable, net.

As of September 30, 2024, four customers’ contract assets accounted for 29.1%, 24.1%, 17.0% and 11.9% of the total contract assets, net. As of March 31, 2024, three customers’ contract assets accounted for 29.2%, 28.6% and 23.1% of the total contract assets, net.

For the six months ended September 30, 2024, four suppliers accounted for approximately 27.0%, 16.5%, 14.7% and 10.4% of the Company’s total cost of revenue. For the six months ended September 30, 2023, one supplier accounted for approximately 39.2% of the Company’s total cost of revenue.

As of September 30, 2024, one supplier’s accounts payable accounted for approximately 18.2% of the total accounts payable. As of March 31, 2024, one supplier’s accounts payable accounted for approximately 21.1% of the total accounts payable.

Interest rate risk

The following table details the interest rate profile of the Company’s borrowings of September 30,2024 and March 31, 2024:

	September 30, 2024	March 31, 2024
	(Unaudited)	(Audited)
Fixed rate borrowings:
Finance lease liabilities, current	$140,534	$184,280
Finance lease liabilities, non-current	10,642	56,469
Bank and other borrowings	514,801	—

Floating rate borrowings:
Bank overdrafts	64,870	—
Bank and other borrowings	10,732,385	10,928,069

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate on floating rate bank borrowings and bank overdrafts. The Company has not used any derivative financial instruments to manage the interest rate exposure.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

At September 30, 2024 and March 31, 2024, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Company’s profit after tax by US$89,615 and US$91,249 respectively.

The sensitivity analysis above indicates the instantaneous change in the Company’s profit after tax that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Company at the end of the reporting period, the impact on the group’s profit after tax is estimated as an annualized impact on interest expense or income of such a change in interest rates.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Labor price risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Recently Accounting Pronouncements

In September 2022, the FASB issued Accounting Standards Update (ASU) No. 2022-04 that requires additional qualitative and quantitative disclosures surrounding supplier finance programs intended to help investors better consider the effect of these programs on a company’s working capital, liquidity, and cash flows over time. This update is effective for fiscal years beginning after December 15, 2022, including interim periods, except for the disclosure of roll forward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted this ASU, and it did not have a significant impact on its consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”), which (1) clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and (2) requires specific disclosures related to such an equity security. Under current guidance, stakeholders have observed diversity in practice related to whether contractual sale restrictions should be considered in the measurement of the fair value of equity securities that are subject to such restrictions. To reduce the diversity in practice and increase the comparability of reported financial information, ASU 2022-03 clarifies this guidance and amends the illustrative example.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

ASU No. 2022-03 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the extent of the impact of this ASU but does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

In March 2022, the FASB issued ASU No. 2022-02, Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance on troubled debt restructurings for creditors in ASC Topic 310 and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. ASU 2022-02 also updates the requirements related to accounting for credit losses under ASC Topic 326 and adds enhanced disclosures for creditors with respect to loan re-financings and restructurings for borrowers experiencing financial difficulty. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this ASU, and it did not have a significant impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses, which changes the accounting for recognizing impairments of financial assets. Under the new guidance, credit losses for certain types of financial instruments will be estimated based on expected losses. The new guidance also modifies the impairment models for available-for-sale debt securities and for purchased financial assets with credit deterioration since their origination. This update is effective for annual periods beginning after December 15, 2022, as amended by ASU No. 2019-10, and interim periods within those periods, and early adoption is permitted. The Company adopted this ASU, and it did not have a significant impact on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04 providing optional expedients and exceptions to account for the effects of reference rate reform to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The optional guidance, which became effective on March 12, 2020, could be applied through December 31, 2022. In December 2022, the FASB issued No 2022-06 extending the sunset date of the relief provided under ASU No. 2020-04 to December 31, 2024. The Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications through March 31, 2025.

On March 28, 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements. ASU 2023-01 is designed to clarify the accounting for leasehold improvements associated with common control leases, thereby reducing diversity in practice. The new standard is effective for the Company for its fiscal year beginning January 1, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

On August 23, 2023, the FASB issued ASU No. 2023-05, Business Combinations — Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. ASU 2023-05 addresses the accounting for contributions made to a joint venture and requires contributions received by the joint venture to be measured at fair value upon formation. ASU 2023-05 is designed to provide useful information to investors and reduce diversity in practice. The new standard is effective for the Company for its fiscal year beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) to improve the disclosures regarding a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The Company is required to adopt the guidance in the fourth quarter of fiscal 2025, though early adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures (“ASU 2023-09”) to provide disaggregated income tax disclosures on rate reconciliation and income taxes paid. The Company is required to adopt the guidance in the fourth quarter of fiscal 2026, though early adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

3. Accounts Receivable, net

Our accounts receivable balance primarily includes balances from construction customers. The allowance for credit losses is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance for credit losses based primarily on current trends and estimates. The Company provided for a percentage of trade receivable balance based on collection history and current economic trends that the Company expects will impact the level of credit losses over the life of the receivables. These reserves are re-evaluated on a regular basis and adjusted as needed. Once a receivable is deemed to be uncollectable, such balance is charged against the provision.

Accounts receivable, net consisted of the following:

	At September 30, 2024	At March 31, 2024
	(Unaudited)	(Audited)
Accounts receivable (note a)	$9,712,934	$3,932,281
Less: allowance for credit losses (note b)	(296,367)	(116,567)
Accounts receivable, net	$9,416,567	$3,815,714

Activity in the allowance for credit losses consists of the following for the six months ended September 30:

	At September 30, 2024	At September 30, 2023
	(Unaudited)	(Unaudited)
Balance at beginning of the year	$116,567	$55,649
Net provision for allowance for credit losses	179,330	127,966
Recoveries	(1,177)	(13,111)
Exchange difference	1,647	201
Balance at end of the period/year	$296,367	$170,705

____________

Note:

(a)      Accounts receivable, net from joint ventures was approximately US$1,482,433 and US$1,493,591 as of September 30, 2024 and March 31, 2024 respectively.

(b)      Allowance for credit losses recognized for accounts receivable from joint ventures was approximately US$73,406 and US$51,312 as of September 30, 2024 and March 31, 2024, respectively.

As of September 30, 2024 and March 31, 2024, accounts receivable, net amounted to US$1,516,907 and US$1,530,806 were past due for more than 90 days, respectively.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

4. Contract Assets and Liabilities

Contract assets consisted of the following:

	At September 30, 2024	At March 31, 2024
	(Unaudited)	(Audited)
Retention receivables of construction contracts (note a)	$1,744,999	$1,961,870
Unbilled revenue of construction contracts (note b)	3,243,329	8,384,456
	4,988,328	10,346,326
Less: Allowance for credit losses	(131,004)	(276,518)
Total	$4,857,324	$10,069,808

Less: Portion classified as non-current	(1,238,850)	(1,350,413)
Current portion	$3,618,474	$8,719,395

____________

Notes:

(a)      Retention receivables included in contract assets represent the Company’s right to receive consideration for work performed and not yet billed because the rights are conditional on the satisfaction of the service quality by the customers over a certain period as stipulated in the contracts. Retention receivables, net from joint ventures was approximately US$531,436 and US$494,121 as of September 30, 2024 and March 31, 2024, respectively. The Company will be entitled to receive after 12 months, upon satisfaction of the service quality by the customers, retention receivables amounted to US$1,238,850 and US$1,350,413 as of September 30, 2024 and March 31, 2024, respectively. These amounts are classified as non-current.

(b)      Unbilled revenue included in contract assets represents the Company’s right to receive consideration for work completed but not yet billed because the rights are conditional upon the satisfaction by the customers on the construction work completed by the Company and the work is pending for the certification by the customers. The contract assets are transferred to the accounts receivable when the rights become unconditional, which is typically at the time the Company obtains the certification of the completed construction work from the customers. Unbilled revenue, net from joint ventures was nil and nil as of September 30, 2024 and March 31, 2024, respectively. All unbilled revenue are subsequently certified as of the date of this report.

Activity in the allowance for credit losses consists of the following for the six months ended September 30:

	At September 30, 2024	At September 30, 2023
	(Unaudited)	(Unaudited)
Balance at beginning of the period	$276,518	$139,218
Net provision for allowance for credit losses	4,181	52,889
Recoveries	(150,977)	(54,420)
Exchange difference	1,282	382
Balance at end of the period	$131,004	$138,069

Contract liabilities consisted of the following:

	At September 30, 2024	At March 31, 2024
	(Unaudited)	(Audited)
Billings in advance of performance obligation under contracts (note a)	$2,081,671	$1,144,047

____________

Note:

(a)      Contract liabilities, net from joint ventures were US$540,137 and US$536,341 as of September 30, 2024 and March 31, 2024, respectively.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

4. Contract Assets and Liabilities (cont.)

Contract liabilities represent when the Company receives advances from customers before the construction commences, this will give rise to contract liabilities. Advances from customers of construction contracts are normally recognized as revenue according to the schedules of construction contracts.

The movement in contract liabilities for the six months ended September 30 is as follows:

	At September 30, 2024	At September 30, 2023
	(Unaudited)	(Unaudited)
Balance at beginning of the period	$1,144,047	$923,474
Decrease in contract liabilities as a result of recognizing revenue during the year which was included in the contract liabilities at the beginning of the year	(70,460)	(319,638)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	995,723	38,299
Exchange difference	12,361	2,420
Balance at end of the period	$2,081,671	$644,555

5. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	At September 30, 2024	At March 31, 2024
	(Unaudited)	(Audited)
Deposits	$105,164	$137,925
Prepayments (note a)	5,118,708	3,121,457
	$5,223,872	$3,259,382
Less: amount classified as non-current assets	—	—
Amount classified as current assets	$5,223,872	$3,259,382

____________

Note:

(a)      Prepayments included the advance paid to the subcontractors amounted to US$4,888,095 and US$2,808,946 as of September 30, 2024 and March 31, 2024, respectively.

6. Equity Method Investments

On November 13, 2019, the Company entered into a Joint Venture Agreement with Glory E&C Limited, a Hong Kong company, and formed a joint venture, Kin Chiu-Glory Joint Venture (“KC-Glory JV”) to execute the construction project (Contract No. ND/2019/06). On November 25, 2020, the Company entered into a Joint Venture Agreement with Geotech Engineering Limited, a Hong Kong company, and formed a joint venture, Kin Chiu-Geotech Joint Venture (“KC-Geotech JV”) to execute the construction project (Contract No. TW/2019/01). On August 29, 2020, the Company entered into a Joint Venture Agreement with China Railway First Group Co., Ltd, a Hong Kong company, and formed a joint venture, Kin Chiu-China Railway First Group Joint Venture (“KC-CRFG JV”) to execute several government construction projects.

Equity Method Accounting Treatment

The Company’s 51% ownership of KC-Glory JV, 51% ownership of KC-Geotech JV and 35% ownership of KC-CRFG JV allowed the Company to have joint control over the operations and decision-making at joint ventures. Accordingly, the Company accounted for the transaction under the equity method and recorded the carrying value of the Company’s investment in joint ventures’ common shares at cost, including the transaction costs incurred to obtain the equity method investment, in the consolidated balance sheets.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

6. Equity Method Investments (cont.)

The following table provides summarized balance sheet and income statement information for Joint Ventures:

	KC-Glory JV	KC-Geotech JV	KC-CRFG JV	Total
	As of September 30, 2024 (Unaudited)
Current assets	$1,750,641	$240,464	$1,369,620	$3,360,725
Non-current assets	—	—	—	—
Current liabilities	1,438,795	272,214	556,843	2,267,852
Non-current liabilities	—	—	—	—
Equity (Deficit)	$311,846	$(31,750)	$812,777	$1,092,873
	KC-Glory JV	KC-Geotech JV	KC-CRFG JV	Total
	As of March 31, 2024 (Audited)
Current assets	$1,738,383	$308,899	$1,360,265	$3,407,547
Non-current assets	—	—	—	—
Current liabilities	1,428,665	339,831	552,929	2,321,425
Non-current liabilities	—	—	—	—
Equity	$309,718	$(30,932)	$807,336	$1,086,122
	Six months ended September 30, 2024 (Unaudited)
Total revenues	$—	$640	$2,012,704	$2,013,344
Net loss	$(64)	$(595)	$(272)	$(931)
	Six months ended September 30, 2023 (Unaudited)
Total revenues	$338,797	$2,053,041	$4,058,977	$6,450,815
Net profit/(loss)	$(64)	$(63,614)	$3,790	$(59,888)

The following table summarizes the activity of the Company’s equity method investment in joint ventures:

Total
Balance at April 1, 2023	$1,340,257
Company’s share in net loss recognized during the year	(33,780)
Exchange difference	4,533
Balance at March 31, 2024	1,311,010
Company’s share in net loss recognized during the year	(431)
Exchange difference	9,277
Balance at September 30, 2024 (Unaudited)	$1,319,856

7. Property, Plant and Equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following:

	At September 30, 2024	At March 31, 2024
	(Unaudited)	(Audited)
Furniture and fixtures	$892,513	$886,239
Machineries	772,762	767,330
Motor vehicles	259,498	257,675
Leasehold improvements	184,978	183,678
Less: accumulated depreciation and amortization	(1,705,133)	(1,499,753)
Property, plant and equipment, net	$404,618	$595,169

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

7. Property, Plant and Equipment, net (cont.)

Depreciation expenses of property, plant and equipment totaled US$193,870 and US$231,974 for the six months ended September 30, 2024 and 2023, respectively.

8. Leases

Operating leases as lessee

As of September 30, 2024 and March 31, 2024, the Company had property operating leases recorded on its consolidated balance sheets. The Company does not have options to extend or cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, at lease commence date, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

The following table shows operating lease right-of-use assets, net and operating lease liabilities, and the associated consolidated financial statement line items during the six-months ended September 30, 2024 and 2023:

	At September 30, 2024	At September 30, 2023
	(Unaudited)	(Unaudited)
Operating lease right-of-use assets
Beginning balance	$423,157	$830,281
Amortization	(164,763)	(218,833)
Exchange difference	2,236	2,191
Ending balance	$260,630	$613,639
	At September 30, 2024	At September 30, 2023
	(Unaudited)	(Unaudited)
Operating lease liabilities
Beginning balance	$382,125	$769,334
Repayment and interest accretion	(151,939)	(209,898)
Exchange difference	2,006	2,025
Ending balance	$232,192	$561,461
	At September 30, 2024	At March 31, 2024
	(Unaudited)	(Audited)
Operating lease liabilities, current portion	$169,532	$240,871
Operating lease liabilities, net of current portion	$62,660	$141,254

Weighted average remaining lease term (in years)	1.42	1.62
Weighted average discount rate (%)	5.875%	5.875%

The operating lease expense was US$461,589 and US$401,464 for the years ended March 31, 2024 and 2023, respectively, and included in the general and administrative expenses and interest expense.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

8. Leases (cont.)

Maturities of lease liabilities were as follows by the years as of September 30, 2024:

Twelve months ending September 30,
2025	$204,076
2026	85,085
Total lease payments	$289,161
Less: imputed interest	(56,969)
Operating lease obligation, net	$232,192

Finance leases

The Company leases certain equipment under lease contracts that are accounted for as finance leases. If the contracts meet the criteria for a finance lease, the related equipment underlying the lease contract is capitalized and amortized over its estimated useful life.

Information relating to finance lease activities during the six-month ended September 30, 2024 and 2023 are as follows:

	At September 30, 2024	At September 30, 2023
	(Unaudited)	(Unaudited)
Finance lease right-of-use assets
Beginning balance	$270,712	$532,590
Amortization	(92,141)	(135,328)
Exchange difference	1,492	1,406
Ending balance	$180,063	$398,668
	At September 30, 2024	At September 30, 2023
	(Unaudited)	(Unaudited)
Finance lease liabilities
Beginning balance	$240,749	$460,480
Repayment and interest accretion	(90,857)	(126,358)
Exchange difference	1,284	1,215
Ending balance	$151,176	$335,337
	At September 30, 2024	At March 31, 2024
	(Unaudited)	(Audited)
Finance lease liabilities, current portion	$140,534	$184,280
Finance lease liabilities, net of current portion	$10,642	$56,469

Weighted average remaining lease term (in years)	1.02	1.48
Weighted average discount rate (%)	7.27%	6.99%

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

8. Leases (cont.)

The interest of finance lease liabilities was US$7,216 and US$13,982 for the six months ended September 30, 2024 and 2023, respectively, and included in the interest expense.

Future minimum finance lease payments are as follows by the period as of September 30, 2024:

2025	$98,527
2026	58,610
Total lease payments	$157,137
Less: imputed interest	(5,961)
Finance lease obligation, net	151,176

9. Accounts payable

Components of accounts payable are as follows as:

	At September 30, 2024	At March 31, 2024
	(Unaudited)	(Audited)
Trade payables	$1,703,128	$2,032,246
Total	$1,703,128	$2,032,246

10. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows:

	At September 30, 2024	At March 31, 2024
	(Unaudited)	(Audited)
Accruals for operating expenses	$1,749,248	$1,384,800
Provision for long service payment (Note 15)	30,310	44,423
Total	$1,779,558	$1,429,223

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

11. Bank and Other Borrowings

	Interest rate (per annum)		At September 30, 2024	At March 31, 2024
			(Unaudited)	(Audited)
The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) – Guarantee loan 1	3.625%/3.625%	(1)	$139,571	$143,422
HSBC – Guarantee loan 2	3.625%/3.625%	(2)	95,238	96,007
Hang Seng Bank (“HASE”) – Term loan	2.875%/2.875%	(3)	—	269,805
HSBC – Guarantee loan 3	3.625%/3.625%	(4)	108,701	110,141
HSBC – Guarantee loan 4	3.625%/3.625%	(5)	354,126	359,054
HSBC – Post-Shipment Buyer loans	7.678%/7.220%	(6)	3,232,947	3,610,287
HSBC – Post-Shipment MA loan 1	7.172%/7.220%	(6)	1,912,484	1,484,984
HSBC – Funds from factoring	6.80%/6.80%	(7)	2,574,003	2,554,049
HSBC – MA Loan 2 and CIL Loan	8.07%/8.02%	(8)	2,315,315	2,300,320
AR Horizon Limited – Export Invoice Finance Facility	12.00%	(9)	514,801	—
			$11,247,186	$10,928,069
Less: current portion of long-term bank and other borrowings			(11,247,186)	(10,928,069)
Non-current portion of long-term bank and other borrowings			$—	$—

____________

(1)      On May 26, 2020, the Company borrowed US$516,000 (HK$4,000,000) as working capital for 3 years (the 2020 Loan Agreement — US$4million) at an annual interest rate of HSBC Prime Lending Rate (“BLR”) minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. As of September 30, 2024 and March 31, 2024, the outstanding of the loan is approximately US$139,571 and US$143,422, respectively. There is no material covenant stated in this borrowing. On November 1, 2022, the Company and HSBC amended and restated the 2020 Loan Agreement — US$4million (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 91 equal payments of principal, plus accrued and unpaid interest. The loan contains a repayment on demand clause. On June 1, 2024, the Company and HSBC amended and restated the 2020 Loan Agreement — US$4million (the Second Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 83 payments of principal, plus accrued and unpaid interest. The loan contains a repayment on demand clause.

(2)      On November 14, 2020, the Company borrowed US$129,000 (HK$1,000,000) as working capital for 5 years (the 2020 Loan agreement — US$1million) at an annual interest rate of HSBC Prime Lending Rate (“BLR”) minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. As of September 30, 2024 and March 31, 2024, the outstanding of the loan is approximately US$95,238 and US$96,007, respectively. There is no material covenant stated in this borrowing. On October 18, 2022, the Company and HSBC amended and restated the 2020 Loan Agreement — US$1million (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 98 equal payments of principal, plus accrued and unpaid interest. The loan contains a repayment on demand clause. On May 22, 2024, the Company and HSBC amended and restated the 2020 Loan Agreement — US$1million (the Second Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 90 payments of principal, plus accrued and unpaid interest. The loan contains a repayment on demand clause.

(3)      On February 2, 2021, HASE issued Banking Facilities for Kin Chiu’s account in an aggregate amount not to exceed US$2,898,000 (HK$22,608,000), which can be drawn over a total of two advances from HASE up to US$2,563,700 and US$334,300, respectively. The loan was repayable 12 months from the date of drawdown. On March 7, 2023, the Company and HASE revised the banking facilities and the loan repayment date is modified to 60 months from the date of drawdown. As of September 30, 2024 and March 31, 2024, the outstanding of the loan is approximately US$Nil and US$269,805, respectively. There is no material covenant stated in this borrowing. The interest rate for the banking facilities is 2% per annum over 3-month HIBOR (Hong Kong Interbank Offered Rate) or the Bank’s Cost of Funds. The loan is secured by the life insurance policy and personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam. The loan contains a repayment on demand clause.

(4)      On May 6, 2021, the Company borrowed US$128,000 (HK$1,000,000) as working capital for 8 years (the 2021 Loan agreement) at an annual interest rate of HSBC Prime Lending Rate (“BLR”) minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. As of September 30, 2024 and March 31, 2024, the outstanding of the loan is approximately US$108,701 and US$110,141, respectively. There is no material covenant

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

11. Bank and Other Borrowings (cont.)

stated in this borrowing. On October 18, 2022, the Company and HSBC amended and restated the 2021 Loan Agreement (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 103 equal payments of principal, plus accrued and unpaid interest. The loan contains a repayment on demand clause. On June 1, 2024, the Company and HSBC amended and restated the 2021 Loan Agreement (the Second Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 95 payments of principal, plus accrued and unpaid interest. The loan contains a repayment on demand clause.

(5)      On July 27, 2022, the Company borrowed US$384,600 (HK$3,000,000) as working capital for 10 years at an annual interest rate of HSBC Prime Lending Rate (“BLR”) minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. As of September 30, 2024 and March 31, 2024, the outstanding of the loan is approximately US$354,123 and US$359,054, respectively. There is no material covenant stated in this borrowing. The loan contains a repayment on demand clause. On June 14, 2024, the Company and HSBC amended and restated the 2022 Loan Agreement (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 109 payments of principal, plus accrued and unpaid interest. The loan contains a repayment on demand clause.

(6)      On February 23, 2023, HSBC issued banking facilities for Kin Chiu’s account in an aggregate amount not to exceed US$5,128,205 (HK$40,000,000), which may include working capital identified in HSBC’s various agreements. As of September 30, 2024 and March 31, 2024, the outstanding of the loan is approximately US$5,145,431 and US$5,095,271, respectively. There is no material covenant stated in this borrowing. The interest rate for the banking facilities is 2.5% per annum over HIBOR (Hong Kong Interbank Offered Rate) on such day. The loan contains a repayment on demand clause and is secured by personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam.

(7)      On February 23, 2023, HSBC issued discounting/factoring agreement for Kin Chiu’s account in an aggregate amount not to exceed US$2,564,100 (HK$20,000,000), which may include working capital identified in HSBC’s various agreements. On November 3, 2023, the Company renewed the discounting/factoring agreement with the same terms. As of September 30, 2024 and March 31, 2024, the outstanding of the loan is approximately US$2,574,003 and US$2,554,049, respectively. There is no material covenant stated in this borrowing. The interest rate for the discounting/factoring agreement is 2% per annum over 1-month HIBOR (Hong Kong Interbank Offered Rate) on such day. The loan is repayable 90 days from the date of drawdown, contains a repayment on demand clause and secured by personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam.

(8)      On November 3, 2023, HSBC issued banking facilities for Kin Chiu’s account in an aggregate amount not to exceed US$2,300,320 (HK$18,000,000), which may include working capital identified in HSBC’s various agreements. As of September 30, 2024 and March 31, 2024, the outstanding of the loan is approximately US$2,315,315 and US$2,300,320, respectively. There is no material covenant stated in this borrowing. The interest rate for the bank facilities is 2.5% per annum over HIBOR (Hong Kong Interbank Offered Rate). The loan contains a repayment on demand clause and is secured by personal guarantee from Mr. Ngo Chiu Lam.

(9)      On September 12, 2024, AR Horizon Limited issued Export Invoice Finance Facility for the granting of export loan with respect to commercial invoices issued by the borrowers to the employers in an aggregate amount not to exceed US$514,801 (HK$4,000,000). As of September 30, 2024, the outstanding of the loan is approximately US$514,801. There is no material covenant stated in this borrowing. The interest rate for the Export Invoice Finance Facility is 12% per annum.

Interest expense pertaining to the above bank and other borrowings for the six months ended September 30, 2024 and 2023 amounted to US$416,308 and US$182,832, respectively.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

11. Bank and Other Borrowings (cont.)

Maturities of the principal and interest payments of bank and other borrowings based on scheduled repayments were as follows:

	For the six months ended September 30, 2024	For the year ended March 31, 2024
	(Unaudited)	(Audited)
2025	$10,578,430	$10,130,802
2026	100,616	181,163
2027	110,206	181,164
2028	110,206	181,164
2029	110,206	109,681
2030	110,206	109,681
2031	110,206	82,612
2032	79,486	52,898
2033	51,705	16,660
2034	12,560	—
Total bank and other borrowings repayments	$11,373,827	$11,045,825
Less: imputed interest	(126,641)	(117,756)
Total bank and other borrowings recognized in the consolidated balance sheet	$11,247,186	$10,928,069

As of the date of this report, a total of US$8,658,886 of the bank and other borrowings as of September 30, 2024 has been repaid.

12. Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to US$255,428 (HK$2,000,000), and 16.5% on any part of assessable profits over US$255,428 (HK$2,000,000).

The components of the income tax expense are as follows:

	Six months Ended September 30,
	2024	2023
Current
Hong Kong	$127,617	$128,829
Deferred
Hong Kong	(40,792)	(53,316)
Provision for income taxes	$86,825	$75,513

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

12. Income Taxes (cont.)

The following table reconciles Hong Kong statutory rates to the Company’s effective tax:

	2024	2023
Profit before income taxes	$616,768	$594,538
Hong Kong Profits Tax rate	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	101,767	98,099
Reconciling items:
Tax effect of income that is not taxable*	(1,468)	(1,485)
Tax effect of expenses that are not deductible**	8,566	5,403
Temporary difference	(902)	(5,440)
Effect of two-tier tax rate	(21,138)	(21,064)
Income tax expense	$86,825	$75,513

____________

*        Income that is not taxable mainly consisted of the government subsidies, bank interest income and change in cash value of life insurance policy, which are non-taxable under Hong Kong income tax law.

**      Expenses that are not deductible mainly consisted of interest on bank overdraft and equity in net losses of affiliates, which are non-deductible under Hong Kong income tax law.

The Company measures deferred tax assets and liabilities based on the difference between carrying amount of assets and liabilities and their respective tax bases at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	At September 30, 2024	At March 31, 2024
	(Unaudited)	(Audited)
Deferred tax assets (liabilities):
Property, plant and equipment, net	$(19,814)	$(47,001)
Finance lease right-of-use assets, net	(15,285)	(23,329)
Operating lease right-of-use assets, net	(41,858)	(67,889)
Operating lease liabilities	38,312	63,051
Provision for allowance of credit losses	70,516	64,859
Other liabilities	23,016	24,122
Less: valuation allowance	—	—
Deferred tax assets, net	$54,887	$13,813

Income tax payable consist of the following as of September 30 and March 31:

	At September 30, 2024	At March 31, 2024
	(Unaudited)	(Audited)
Income tax payable	$311,428	$317,402

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

12. Income Taxes (cont.)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024 and March 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the six months ended September 30, 2024 and 2023. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2024.

13. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a)     Mr. Ngo Chiu Lam, a director of the Company.

(b)    Kin Chiu Development Company Limited, controlled by Mr. Ngo Chiu Lam

(c)     KC-CRFG JV, a joint venture

(d)    KC-Glory JV, a joint venture

(e)     KC-Geotech JV, a joint venture

a. Due to related parties

As of September 30, 2024 and March 31, 2024, the balances of due to related parties were as follows:

		At September 30, 2024	At March 31, 2024
		(Unaudited)	(Audited)
Due to related parties
Mr. Ngo Chiu Lam (a)	(1)	$190,436	$203,990
KC-CRFG JV (c)	(1)	59,954	91,719
KC-Glory JV (d)	(1)	320,690	318,436
KC-Geotech JV (e)	(1)	238,090	242,870
		$809,170	$857,015

____________

(1)      The balance represented the advances from/to the director, a related company and joint ventures. The amounts were unsecured, interest-free and repayable on demand.

b. Accounts receivable, net

As of September 30, 2024 and March 31, 2024, the balances of accounts receivable, net from joint venture were as follows:

	At September 30, 2024	At March 31, 2024
	(Unaudited)	(Audited)
Accounts receivable, net
KC-Glory JV (d)	$1,482,433	$1,493,591
	$1,482,433	$1,493,591

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

13. Related Party Balance and Transactions (cont.)

c. Contract assets, net

As of September 30, 2024 and March 31, 2024, the balances of contract assets, net from joint ventures were as follows:

	At September 30, 2024	At March 31, 2024
	(Unaudited)	(Audited)
Contract assets, net
KC-CRFG JV (c)	$275,684	$257,698
KC-Glory JV (d)	193,486	194,943
KC-Geotech JV (e)	41,778	41,480
	$510,949	$494,121

d. Contract liabilities

As of September 30, 2024 and March 31, 2024, the balances of contract liabilities from joint ventures were as follows:

	At September 30, 2024	At March 31, 2024
	(Unaudited)	(Audited)
Contract liabilities
KC-CRFG JV (c)	$540,137	$536,341
	$540,137	$536,341

e. Related party transactions

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	For the six months ended September 30, 2024	For the six months ended September 30, 2023
	(Unaudited)	(Unaudited)
Provision of construction services
KC-CRFG JV (c)	$1,959,235	$3,946,617
KC-Glory JV (d)	—	338,499
KC-Geotech JV (e)	621	1,989,696
	$1,959,856	$6,274,812
	For the six months ended September 30, 2024	For the six months ended September 30, 2023
	(Unaudited)	(Unaudited)
Consultancy fee income
KC-CRFG JV (c)	$18,555	$30,960
KC-Geotech JV (e)	10	36,872
	$18,565	$67,832

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

13. Related Party Balance and Transactions (cont.)

f. Financial guarantee

On February 23, 2023, the Company provided a financial guarantee to Kin Chiu Development Company Limited for an amount of US$1,137,380 in relation to the payment obligations under a bank loan issued to Kin Chiu Development Company Limited. No amounts were claimed under the guarantee for the six months ended September 30, 2024 and 2023. Up to the date of these consolidated financial statements, the Company is in the process of negotiation with the bank to discharge the financial guarantee provided to Kin Chiu Development Company Limited.

14. Shareholders’ Equity

Ordinary shares

As discussed in the Note 1 to the consolidated financial statements regarding reorganization, the ordinary shares issuance and outstanding are summarized below.

a. Ordinary shares before re-designation

Date	Events	Number of shares	Par value	Amount
June 27, 2024	Share issued upon incorporation	5,000,000,000	0.00001	50,000
July 24, 2024	Share surrender and cancellation by sole shareholder	(4,973,495,000)	0.00001	(49,735)
July 24, 2024	Re-designate shares into Class A Ordinary Shares	(26,505,000)	0.00001	(265)
July 24, 2024	Re-designate shares into Class B Ordinary Shares	(1,995,000)	0.00001	(20)
	Ordinary shares before re-designation issued and outstanding after reorganization	—	0.00001	—

b. Class A Ordinary Shares

Date	Events	Number of shares	Par value	Amount
July 24, 2024	Re-designate shares into Class A Ordinary Shares	26,505,000	0.00001	265
	Class A Ordinary Shares issued and outstanding after reorganization	26,505,000	0.00001	265

c. Class B Ordinary Shares

Date	Events	Number of shares	Par value	Amount
July 24, 2024	Re-designate shares into Class B Ordinary Shares	1,995,000	0.00001	20
	Class B Ordinary Shares issued and outstanding after reorganization	1,995,000	0.00001	20

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our Shareholders may declare dividends by ordinary resolution, but not dividend shall exceed the amount recommended by our directors. Our amended and restated memorandum and articles of association provide that our

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

board of directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the directors may from time to time think fit. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, (i) on a show of hands every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of our Company, have one vote for each Class A Ordinary Share and 20 votes for each Class B Ordinary Share in each case of which he is the holder; and (ii) on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A Ordinary Share and 20 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total shares that are present in person or by proxy.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is demanded by the chairman of the meeting or any one or more shareholders who together hold not less than 10 percent of the votes attaching to the total shares that are present in person or by proxy.

Any ordinary resolution is a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the amended and restated memorandum and articles of association or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Cash dividend

No dividend was paid, proposed or declared for the ordinary shareholders of the Company for the six months ended 30 September 2024 (for the six months ended 30 September 2023: US$Nil).

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

15. Employee Benefit Plans

Defined Benefit Pension Plan

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

The following table sets forth a summary of net periodic benefit cost for the six months ended September 30, 2024 and 2023:

	2024	2023
Interest cost	$2,672	$1,164
Current service cost	46,005	14,360
Gain on settlement	(15,371)	(16,814)
Recognized net actuarial losses	22,021	(23,688)
Net periodic benefit cost	$55,327	$(24,978)
	2024		2023
Actuarial assumptions used to determine net cost:
Discount rate	2.44	% – 3.34%	3.90	% – 4.71%
Expected return on assets	2.60	% – 3.34%	3.90	% – 4.71%
Rate of increase in salary	2.5%		2.5%

Future benefit payments under the plans for the next ten years are estimated as follows:

Twelve months ending September 30
2025	$115,074
2026	25,540
2027	16,409
2028	18,046
2029	51,158
2030 – 2034	269,240
Total	$495,467

The following tables provide a reconciliation of the changes in the benefit obligations during the six months ended September 30, 2024 and 2023, and a summary of the funded status as of September 30, 2024 and March 31, 2024:

	Six months ended September 30,
	2024	2023
Change in Benefit Obligations, (net)
Balance at beginning of period	$83,264	$107,956
Interest cost	2,672	1,164
Current service cost	46,005	14,360
Gain on settlement	(15,371)	(16,814)
Actuarial loss	22,021	(23,688)
Exchange difference	898	286
Balance at end of period	$139,489	$83,264

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

15. Employee Benefit Plans (cont.)

	September 30, 2024	March 31, 2024
	(Unaudited)	(Audited)
Gross long service payment obligation	$(218,360)	$(247,509)
Add: Attributed contributions	78,871	101,318
Total net unfunded amount recognized in consolidated balance sheets	$(139,489)	$(146,191)

Net unfunded amounts recognized in consolidated balance sheets consist of:
Current liabilities included in accrued expenses and other current liabilities	$(30,310)	$(44,423)
Long-term liabilities included in other long-term liabilities, net of current portion	(109,179)	(101,768)
Total net unfunded amount recognized in consolidated balance sheets	$(139,489)	$(146,191)

16. Commitments and Contingencies

Commitments

As at September 30, 2024 and March 31, 2024, the Company did not have any significant capital and other commitments.

Contingencies

Legal Proceedings

The Company is involved in several legal proceedings in which damages and claims have been asserted against it. The Company’s management and legal counsel believe that it has a number of valid defenses to such proceedings and claims and intend to vigorously defend itself. The Company do not believe that any such matters will have a material adverse effect on its financial position, results of operations, or liquidity as many of these employee related claims are covered under the Company’s insurance covers. The Company record a loss contingency if the potential loss from a proceeding or claim is considered probable and the amount can be reasonably estimated or a range of loss can be determined. The Company provide disclosure when it is reasonably possible that a loss will be incurred in excess of any recorded provision. Significant judgment is required in these determinations. As additional information becomes available, the Company reassess prior determinations and may change our estimates. Additional claims may be asserted against the Company in the future. Litigation is subject to many uncertainties, and the outcome of litigation is not predictable with assurance. It is possible that a litigation matter for which liabilities have not been recorded could be decided unfavorably to the Company, and that any such unfavorable decision could have a material adverse effect on our financial position, results of operations, or liquidity.

17. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), Mr. Ngo Chiu Lam (a director of the Company), for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. For the six months ended September 30, 2024, and 2023, revenue and assets within Hong Kong contributed 100% of the Company’s total revenue and assets. Therefore, no geographical segments are presented. The single segment represents the Company’s core business as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

17. Segment Reporting (cont.)

The following table presents revenue by sector for the six months ended September 30, 2024, and 2023, respectively:

	2024	2023
Revenue
Public	$25,491,474	$24,520,574
Private	—	153,810
Total revenue	$25,491,474	$24,674,384

18. Subsequent Events

The Company has assessed all events from September 30, 2024, up through the date that these unaudited condensed consolidated financial statements are available to be issued, unless as disclosed below, there are no other material subsequent events that require recognition or disclosure in these unaudited condensed consolidated financial statements.

•        On January 23, 2025, the Company consummated the IPO of 1,500,000 ordinary shares at $4.00 per share. The ordinary shares of Skyline Builders Group Holding Limited began trading on the Nasdaq Capital Market under the ticker symbol “SKBL”.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Skyline Builders Group Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Skyline Builders Group Holding Limited and its subsidiaries (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2024, and related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the United States Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.	/s/ SRCO, C.P.A., Professional Corporation
East Amherst, NY	SRCO, C.P.A., Professional Corporation
August 9, 2024	CERTIFIED PUBLIC ACCOUNTANTS

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Balance Sheets
As of March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

	As of March 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	323,595	1,562,229
Accounts receivable, net (Note 3)	3,815,714	2,075,063
Contract assets, current portion (Note 4)	8,719,395	3,859,070
Prepayments and other current assets (Note 5)	3,259,382	3,701,241
Income tax recoverable (Note 12)	—	86,879
Total current assets	16,118,086	11,284,482

Non-current assets:
Equity method investments (Note 6)	1,311,010	1,340,257
Property, plant and equipment, net (Note 7)	595,169	996,464
Finance lease right-of-use assets, net (Note 8)	270,712	532,590
Operating lease right-of-use assets, net (Note 8)	423,157	830,281
Life insurance policy, cash surrender value	429,842	414,809
Contract assets, net of current portion (Note 4)	1,350,413	1,281,051
Deferred tax assets (Note 12)	13,813	—
TOTAL ASSETS	$20,512,202	$16,679,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	—	74,399
Accounts payable (Note 9)	2,032,246	1,702,229
Contract liabilities (Note 4)	1,144,047	923,474
Bank borrowings (Note 11)	10,928,069	5,289,497
Finance lease liabilities, current portion (Note 8)	184,280	220,544
Operating lease liabilities, current portion (Note 8)	240,871	388,498
Due to related parties (Note 13)	857,015	2,745,581
Accrued expenses and other current liabilities (Note 10)	1,429,223	1,840,797
Income tax payable (Note 12)	317,402	—
Total current liabilities	17,133,153	13,185,019

Non-current liabilities:
Finance lease liabilities, net of current portion (Note 8)	56,469	239,936
Operating lease liabilities, net of current portion (Note 8)	141,254	380,836
Other long-term liabilities, net of current portion	139,571	119,582
Deferred tax liabilities (Note 12)	—	102,335
TOTAL LIABILITIES	17,470,447	14,027,708

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Balance Sheets — (Continued)
As of March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

	As of March 31,
	2024	2023
SHAREHOLDERS’ EQUITY
Ordinary shares, 4,950,000,000 shares authorized, par value US$0.00001 each, 26,505,000 Class A ordinary shares issued and outstanding as of March 31, 2024 and 2023 (Note 14)	265	265
Ordinary shares, 50,000,000 shares authorized, par value US$0.00001 each, 1,995,000 Class B ordinary shares issued and outstanding as of March 31, 2024 and 2023 (Note 14)	20	20
Additional paid-in capital	957,394	957,394
Retained earnings	2,094,337	1,713,946
Accumulated other comprehensive loss	(10,261)	(19,399)
Total shareholders’ equity	3,041,755	2,652,226
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$20,512,202	$16,679,934

Commitments (Note 16)
Contingencies (Note 16)
Subsequent Events (Note 18)

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

	Years Ended March 31,
	2024	2023
Revenues	$48,821,619	$44,555,081
Cost of revenue	(45,928,093)	(43,332,532)
Gross profit	2,893,526	1,222,549

Operating expenses:
General and administrative expenses	(1,040,245)	(785,244)
Allowance for credit losses	(197,527)	418,922
Total operating expenses	(1,237,772)	(366,322)

Income from operations	1,655,754	856,227

Other income/(expense)
Interest expense	(733,220)	(354,125)
Other income, net	191,892	610,036
Total other income/(expense), net	(541,328)	255,911

Income before income taxes and equity in net losses of affiliates	1,114,426	1,112,138

Income tax expense (Note 12)	(150,734)	(116,641)
Income before equity in net losses of affiliates	963,692	995,497

Equity in net losses of affiliates (Note 6)	(33,780)	(115,943)

Net income	$929,912	$879,554
Other comprehensive income/(loss)
Foreign currency translation adjustment	9,138	(5,798)
Comprehensive income	$939,050	$873,756

Earnings per share – Basic and Diluted	$0.033	$0.031
Weighted average shares outstanding – Basic and Diluted	28,500,000	28,500,000

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in- capital	Accumulated other comprehensive loss	Retained earnings	Total
	No. of shares	Amount	No. of shares	Amount
Balance as of April 1, 2022	26,505,000	$265	1,995,000	$20	$957,394	$(13,601)	$834,392	$1,778,470
Net income	—	—	—	—	—	—	879,554	879,554
Foreign currency translation adjustment	—	—	—	—	—	(5,798)	—	(5,798)
Balance as of March 31, 2023	26,505,000	265	1,995,000	20	957,394	(19,399)	1,713,946	2,652,226
Net income	—	—	—	—	—	—	929,912	929,912
Foreign currency translation adjustment	—	—	—	—	—	9,138	—	9,138
Dividend declared	—	—	—	—	—	—	(549,521)	(549,521)
Balance as of March 31, 2024	26,505,000	$265	1,995,000	$20	$957,394	$(10,261)	$2,094,337	$3,041,755

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

	Years Ended March 31,
	2024	2023
Cash flows from operating activities:
Net income	929,912	879,554
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,122,490	1,068,682
Loss on disposal of property, plant and equipment	2,555	36,479
Allowance for credit losses	197,527	(418,922)
Change in cash value of life insurance policy	(13,626)	(13,689)
Equity in net losses of affiliates	33,780	115,943
Deferred income taxes	(116,475)	53,844
Change in operating assets and liabilities:
Accounts receivable	(1,794,055)	597,483
Contract assets	(5,048,269)	6,896,717
Prepayments and other current assets	467,095	450,574
Income tax recoverable/payable	404,508	62,797
Accounts payable	324,198	(4,637,021)
Contract liabilities	217,410	(4,185,152)
Accrued expenses and other current liabilities	(417,736)	(166,469)
Operating lease liabilities	(387,848)	(358,506)
Due to related parties	(2,446,978)	1,670,567
Other long-term liabilities	17,680	51,538
Net cash (used in) provided by operating activities	(6,507,832)	2,104,419

Cash flows from investing activity:
Purchase of property, plant and equipment	(59,717)	(195,709)
Net cash used in investing activity	(59,717)	(195,709)

Cash flows from financing activities:
Repayment of bank borrowings	(37,281,541)	(14,639,651)
Proceeds from bank borrowings	42,901,267	13,974,230
Proceeds from bank overdrafts	—	74,497
Repayment of bank overdrafts	(74,639)	—
Repayment of finance lease liabilities	(221,255)	(445,302)
Net cash provided by (used in) financing activities	5,323,832	(1,036,226)

Foreign currency translation adjustment	5,083	(2,953)

Net change in cash and cash equivalents	(1,238,634)	869,531

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,562,229	692,698

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	323,595	1,562,229

Supplemental disclosure of cash flow information:
Interest paid	(733,220)	(116,642)
Income taxes refund	135,417	—

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

1. Organization and Business Description

Organization and Nature of Operations

Skyline Builders Group Holding Limited (“Skyline Group”) was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 25, 2024. It is a holding company with no business operation.

The Company conducts its primary operations through its indirectly wholly-owned subsidiary, Kin Chiu Engineering Limited (“Kin Chiu”), which is incorporated and domiciled in Hong Kong SAR; Kin Chiu principally engage in public civil engineering works, such as road and drainage works, in Hong Kong. It is the wholly-owned subsidiary of Skyline Builders (BVI) Holding Limited which was incorporated and is domiciled in British Virgin Islands (collectively, the “Company”).

The accompanying consolidated financial statements reflect the activities of the Company and the following entities:

Parent and subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Skyline Group	June 25, 2024	Cayman Islands	Parent	Investment holding
Skyline Builders (BVI) Holding Limited	June 27, 2024	British Virgin Islands	100%	Investment holding
Kin Chiu	April 24, 2012	Hong Kong	100%	Undertaking civil engineering works

Reorganization and Share Issuance

Skyline Group was an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024. The authorized share capital of Skyline Group is US$50,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001. Upon inception, the sole shareholder of Skyline Group, Supreme Development (BVI) Holdings Limited, held 5,000,000,000 ordinary shares of Skyline Group.

Skyline Builders (BVI) Holding Limited was incorporated on June 27, 2024 under the laws of the British Virgin Islands, as an intermediate holding company. The sole shareholder of Skyline Builders (BVI) Holding Limited, Skyline Builders Group Holding Limited, holds 50,000 ordinary shares.

On July 24, 2024, Skyline Builders (BVI) Holding Limited acquired 7,450,000 shares, being the entire issued share capital, of Kin Chiu from Mr. Ngo Chiu Lam at the consideration of HK$1. Subsequent to the transfer, Kin Chiu became an indirect wholly-owned subsidiary of Skyline Group.

On July 24, 2024, Supreme Development (BVI) Holdings Limited proposed to surrender 4,973,495,000 ordinary shares to Skyline Group for cancellation, and Skyline Group approved the surrender and cancellation of such shares on the same day. Subsequent to the surrender, Skyline Group was wholly owned as to 26,505,000 ordinary shares by Supreme Development (BVI) Holdings Limited.

On July 24, 2024, Skyline Group passed board resolutions and shareholder resolutions to re-designate (a) 4,923,495,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 4,923,495,000 Class A Ordinary Shares of par value of US$0.00001 each; and (b) 50,000,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 50,000,000 Class B Ordinary Shares of par value of US$0.00001 each, and re-designated a total of 26,505,000 issued ordinary shares of par value of US$0.00001 owned by Supreme Development (BVI) Holdings Limited) each into 26,505,000 Class A ordinary shares of par value of US$0.00001 each. Subsequent to the re-designation, Skyline Group was owned as to 26,505,000 Class A Ordinary Shares by Supreme Development (BVI) Holdings Limited. Simultaneously, Skyline Group issued 1,995,000 Class B ordinary shares of par value of US$0.00001 each to Supreme Development (BVI) Holdings Limited. On the same day, Skyline Group also adopted an amended and restated memorandum and articles of association.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

1. Organization and Business Description (cont.)

On July 30, 2024, Supreme Development (BVI) Holdings Limited entered into Sale and Purchase Agreements with Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Pursuant to the Sales and Purchase Agreements, Supreme Development (BVI) Holdings Limited was to sell, and Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited were to acquire, 4.90%, 4.90%, 4.90%, 4.80%, 4.80% and 4.70% of the issued Class A equity interests in Skyline Builders Group Holding Limited, at the consideration of US$292,456, US$292,456, US$292,456, US$286,488, US$286,488 and US$280,519, respectively. On the same date, Supreme Development (BVI) Holdings Limited executed the instrument of transfers whereby Supreme Development (BVI) Holdings Limited had transferred 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares, out of its 26,505,000 Class A Ordinary Shares, to Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Subsequent to the transfers, Skyline Builders Group Holding Limited is owned as to (i) 18,818,550 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares by Supreme Development (BVI) Holdings Limited; and (ii) 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares by Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Skyline Group and its subsidiaries resulting from Reorganization has always been under the common control of the same controlling shareholder before and after the Reorganization. The consolidation of Skyline Group and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The consolidated financial statements include the financial statements of Skyline Group and its wholly owned subsidiaries. All intercompany transactions and balances among Skyline Group and its subsidiaries have been eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the expected credit loss provision, the determination of the useful lives of property, plant and equipment, impairment of long-lived assets, allowance for deferred tax assets, uncertain tax position, right-of-use assets, net, operating lease liabilities, finance lease liabilities, revenue recognition and contingencies. Actual results could differ from those estimates. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable. Inputs used in judgments and estimates consider the economic implications of COVID-19. The impact of COVID-19 related estimates were not material to the consolidated financial statements.

Foreign Currency Translation and transaction

The Company’s principal country of operations is Hong Kong. The consolidated financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency of Skyline Group, Skyline Builders (BVI) Holding Limited and Kin Chiu. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the consolidated balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	2024	2023
Year-end spot rate	$1=HK$7.8250	$1=HK$7.8515
Average rate	$1=HK$7.8263	$1=HK$7.8412

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other current assets, accounts payable, bank borrowings, finance lease liabilities, current portion, operating lease liabilities, current portion, due to related parties and accrued expenses and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.
Level 2 —

Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other current assets, bank overdrafts, accounts payable, bank borrowings, finance lease liabilities, operating lease liabilities, due to related parties and accrued expenses and other current liabilities approximated their fair values as of March 31, 2024 and 2023 due to their short-term nature.

Investment Under the Equity Method

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity through a jointly controlled entity. Joint control exists when strategic, financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, the investment is initially recorded at cost, including transaction costs incurred to acquire the investment, and thereafter adjusted for additional investments, distributions, and the proportionate share of earnings or losses of the affiliates. The Company’s equity method investment is reviewed for impairment whenever events or changes in circumstances indicate that an other-than-temporary decline in value may have occurred. If it is determined that a loss in value of the equity method investment is other than temporary, an impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value. Impairment analyses are based on current plans, intended holding periods, and available information at the time the analysis is prepared.

Cash and cash equivalents

For purposes of the consolidated financial statements, we consider all highly liquid instruments with original maturities of three months or less to be cash equivalents. We maintain a centralized cash management system whereby our excess cash balances are invested in high quality short-term money market instruments, which are considered cash equivalents. We have cash balances in certain of our domestic bank accounts that exceed federally insured limits.

Accounts Receivable, net

Accounts receivable is recognized and carried at original invoiced amount net of expected losses.

The Company established the provision at differing rates and are based upon the age of the trade receivable, the Company’s historical collection experience in each customer and management’s best estimate of specific losses on individual exposures, where appropriate. Specific customer provisions are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. As of March 31, 2024, and 2023, there were US$116,567 and US$55,649 allowances for expected losses recognized related to accounts receivable, respectively.

Prepayments

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. As of March 31, 2024 and 2023, there was nil allowance recorded as the Company considers all of the prepayments recoverable.

Investment in key management insurance policy

The Company invests in a key management insurance policy which is a life insurance policy. The key management insurance policy is initially recognized at the amount of premium paid, and subsequently measured at the end of each reporting period at the cash surrender value that could be realized under the insurance policy, which is primarily based

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

on the guaranteed cash value stated on the annual statement from the insurance company. Changes to the cash surrender value at the end of each reporting period will be recognized in other income or other expenses in the consolidated statements of operations and comprehensive income. Any gain or loss on the derecognition of the investment in the event of death of the insured person, the surrender of the policy, or upon the maturity of the policy, will be recognized in other income or other expenses in the consolidated statements of operations and comprehensive income (loss).

Property, plant and Equipment, net

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Furniture and fixture	4 – 5 years
Machineries	4 – 10 years
Motor vehicles	5 years
Leasehold improvements	Over the lease terms

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property, plant and equipment and right-of-use assets, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended March 31, 2024 and 2023.

Lease

The Company applies the provisions of ASC Topic 842, Leases which requires lessees to recognize lease assets and lease liabilities on the consolidated balance sheet. The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company must discount lease payments based on an estimate of its incremental borrowing rate.

Right-of-use Assets

The Company’s right-of-use assets consist of leased assets recognized in accordance with ASC 842, Leases, which requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liability

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

represents the Company’s obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term in the consolidated statements of operations and comprehensive loss. The Company determines the lease term by agreement with lessor. In cases where the lease does not provide an implicit interest rate, the Company uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

Revenue Recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to customers.

Control of the good or service may be transferred over time or at a point in time. Control of the good or service is transferred over time if one of the following criteria is met:

•        the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

•        the Company’s performance creates and enhances an asset that the customer controls as the Company performs; or

•        the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

If the control of the good or service transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of the relevant performance obligation. Otherwise, revenue is recognized at a point in time when customer obtains control of the distinct good or service.

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control of service to a customer.

The Company performs public civil engineering works, including road and drainage works, under master construction agreements and other contracts with customer-specified requirements. These construction services are provided solely for the benefit of our customers, as the assets being created or maintained are controlled by them, and the services

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

we provide have no alternative use to us. The performance obligation is satisfied when control of the promised goods or services is transferred to the customer over time, aligning with the ongoing services provided, with customers simultaneously receiving and benefiting from the Company’s work.

Contracts which include construction services are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services. The Company has not bundled any goods or services that are not considered distinct.

Revenue from public civil engineering works is recognized over time, using the output method based on surveys of completed work. These surveys are certified by architects, surveyors, or other customer-appointed representatives, or are estimated with reference to the progress payment applications submitted by the Company to the customer.

The certification formalizes the progress of work transferred to the customer, based on the transfer of control during construction, as the customer continuously receives and controls the work-in-progress. Management believes the output method accurately reflects the Company’s performance in fulfilling these obligations.

For contracts that contain variable consideration (variation order of construction work), the Company estimates the amount of consideration to which it will be entitled using the expected value method, which better predicts the amount of consideration to which the Company will be entitled. The estimated amount of variable consideration is included in the transaction price only to the extent that it is highly probable that such an inclusion will not result in a significant revenue reversal in the future when the uncertainty associated with the variable consideration is subsequently resolved.

The typical contract length of the Company entered is ranged from 36 months to 60 months.

Contracted but not yet recognized revenue was approximately US$47,889,729 and US$73,899,679 as of March 31, 2024 and 2023, respectively.

The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at March 31, 2024 and 2023 and the expected timing of recognizing revenue are as follows:

	2024	2023
Within one year	$37,435,203	$37,124,239
More than one year but not more than two years	8,664,731	30,647,950
More than two years	1,789,795	6,127,490
	$47,889,729	$73,899,679

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

The Company recognizes claims against vendors, sub-consultants, subcontractors and others as a reduction in costs when the contract establishes enforceability, and the amounts of recovery are reasonably estimable and probable. Reduction in costs are recognized at the lesser of the amount management expects to recover or costs incurred.

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the years ended March 31, 2024 and 2023 because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Contract Assets and Contract Liabilities

The Company has enforceable rights to consideration from customers for the provision of roads and drainage services. Contract assets arise when the Company completed the public civil engineering works under relevant contracts but yet to be certified by independent surveyors appointed by customers.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Government Subsidies

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. The Company recognizes government subsidies as other income when they are received because they are not subject to any past or future conditions. Government subsidies received and recognized as other income totaled nil and US$371,830 for the years ended March 31, 2024 and 2023, respectively.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the subcontracting costs, staff costs and materials costs. These costs are expensed as incurred.

Employee Benefit Plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment.

The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were US$415,011 and US$386,119 for the years ended March 31, 2024 and 2023, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company believes there were no uncertain tax positions at March 31, 2024 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of March 31, 2024 and 2023, there were no dilutive shares.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company translating its consolidated financial statements from functional currency into reporting currency.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Financial Instruments Risks

Currency Risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of March 31, 2024 and 2023, US$323,595 and US$1,562,229 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

each depositor at one bank for a maximum amount of US$63,898 and US$63,682 (HK$500,000) as of March 31, 2024 and 2023, respectively. Otherwise, the balances of US$257,219 and US$1,498,109 are not covered by insurance as of March 31, 2024 and 2023, respectively. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable and contract assets, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by management.

For the years ended March 31, 2024 and 2023, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its operation in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

For the year ended March 31, 2024, four customers accounted for approximately 33.4%, 14.7%, 14.1% and 13.9% of the Company’s total revenue. For the year ended March 31, 2023, two customers accounted for approximately 39.8% and 20.1% of the Company’s total revenue.

As of March 31, 2024, three customers’ accounts receivable accounted for 39.1%, 33.3% and 23.8% of the total accounts receivable, net. As of March 31, 2023, three customers’ accounts receivable accounted for 48.8%, 32.4% and 17.1% of the total accounts receivable, net.

As of March 31, 2024, three customers’ contract assets accounted for 29.2%, 28.6% and 23.1% of the total contract assets, net. As of March 31, 2023, three customers’ contract assets accounted for 49.3%, 20.4% and 19.5% of the total contract assets, net.

For the year ended March 31, 2024, two suppliers accounted for approximately 38.1% and 12.6% of the Company’s total cost of revenue. For the year ended March 31, 2023, three suppliers accounted for approximately 15.8%, 13.1% and 11.5% of the Company’s total cost of revenue.

As of March 31, 2024, one supplier’s accounts payable accounted for approximately 21.1% of the total accounts payable. As of March 31, 2023, no supplier’s accounts payable accounted for more than 10% of the Company’s total accounts payable.

Interest rate risk

The following table details the interest rate profile of the Company’s borrowings of March 31, 2024 and 2023:

	2024	2023
Fixed rate borrowings:
Finance lease liabilities, current	$184,280	$220,544
Finance lease liabilities, non-current	56,469	239,936

Floating rate borrowings:
Bank overdrafts	—	74,399
Bank borrowings	10,928,069	5,289,497

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate on floating rate bank borrowings and bank overdrafts. The Company has not used any derivative financial instruments to manage the interest rate exposure.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

At March 31, 2024 and 2023, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Company’s profit after tax by US$91,249 and US$44,789 respectively.

The sensitivity analysis above indicates the instantaneous change in the Company’s profit after tax that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Company at the end of the reporting period, the impact on the group’s profit after tax is estimated as an annualized impact on interest expense or income of such a change in interest rates.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Labor price risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Recently Accounting Pronouncements

In September 2022, the FASB issued Accounting Standards Update (ASU) No. 2022-04 that requires additional qualitative and quantitative disclosures surrounding supplier finance programs intended to help investors better consider the effect of these programs on a company’s working capital, liquidity, and cash flows over time. This update is effective for fiscal years beginning after December 15, 2022, including interim periods, except for the disclosure of roll forward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted this ASU, and it did not have a significant impact on its consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”), which (1) clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and (2) requires specific disclosures related to such an equity security. Under current guidance, stakeholders have observed diversity in practice related to whether contractual sale restrictions should be considered in the measurement of the fair value of equity securities that are subject to such restrictions. To reduce the diversity in practice and increase the comparability of reported financial information, ASU 2022-03 clarifies this guidance and amends the illustrative example. ASU No. 2022-03 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the extent of the impact of this ASU but does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

In March 2022, the FASB issued ASU No. 2022-02, Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance on troubled debt restructurings for creditors in ASC Topic 310 and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. ASU 2022-02 also updates the requirements related to accounting for credit losses under ASC Topic 326 and adds enhanced disclosures for creditors with respect to loan re-financings and restructurings for borrowers experiencing financial difficulty. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this ASU, and it did not have a significant impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses, which changes the accounting for recognizing impairments of financial assets. Under the new guidance, credit losses for certain types of financial instruments will be estimated based on expected losses. The new guidance also modifies the impairment models for available-for-sale debt securities and for purchased financial assets with credit deterioration since their origination. This update is effective for annual periods beginning after December 15, 2022, as amended by ASU No. 2019-10, and interim periods within those periods, and early adoption is permitted. The Company adopted this ASU, and it did not have a significant impact on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04 providing optional expedients and exceptions to account for the effects of reference rate reform to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The optional guidance, which became effective on March 12, 2020, could be applied through December 31, 2022. In December 2022, the FASB issued No 2022-06 extending the sunset date of the relief provided under ASU No. 2020-04 to December 31, 2024. The Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications through March 31, 2025.

On March 28, 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements. ASU 2023-01 is designed to clarify the accounting for leasehold improvements associated with common control leases, thereby reducing diversity in practice. The new standard is effective for the Company for its fiscal year beginning January 1, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

On August 23, 2023, the FASB issued ASU No. 2023-05, Business Combinations — Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. ASU 2023-05 addresses the accounting for contributions made to a joint venture and requires contributions received by the joint venture to be measured at fair value upon formation. ASU 2023-05 is designed to provide useful information to investors and reduce diversity in practice. The new standard is effective for the Company for its fiscal year beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) to improve the disclosures regarding a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The Company is required to adopt the guidance in the fourth quarter of fiscal 2025, though early adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures (“ASU 2023-09”) to provide disaggregated income tax disclosures on rate reconciliation and income taxes paid. The Company is required to adopt the guidance in the fourth quarter of fiscal 2026, though early adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

3. Accounts Receivable, net

Our accounts receivable balance primarily includes balances from construction customers. The allowance for credit losses is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance for credit losses based primarily on current trends and estimates. The Company provided for a percentage of trade receivable balance based on collection history and current economic trends that the Company expects will impact the level of credit losses over the life of the receivables. These reserves are re-evaluated on a regular basis and adjusted as needed. Once a receivable is deemed to be uncollectable, such balance is charged against the provision.

Accounts receivable, net consisted of the following at March 31:

	2024	2023
Accounts receivable (note a)	$3,932,281	$2,130,712
Less: allowance for credit losses (note b)	(116,567)	(55,649)
Accounts receivable, net	$3,815,714	$2,075,063

Activity in the allowance for credit losses consists of the following for the years ended March 31:

	2024	2023
Balance at beginning of the year	$55,649	$105,706
Net provision for allowance for credit losses	104,045	44,119
Recoveries	(43,325)	(93,965)
Exchange difference	198	(211)
Balance at end of the year	$116,567	$55,649

____________

Note:

(a)      Accounts receivable, net from joint ventures was approximately US$1,493,591 and US$355,693 as of March 31, 2024 and 2023, respectively.

(b)      Allowance for credit losses recognized for accounts receivable from joint ventures was approximately US$51,312 and US$11,588 as of March 31, 2024 and 2023, respectively.

As of March 31, 2024 and 2023, accounts receivable, net amounted to US$1,530,806 and US$388,609 were past due for more than 90 days, respectively.

4. Contract Assets and Liabilities

Contract assets consisted of the following at March 31:

	2024	2023
Retention receivables of construction contracts (note a)	$1,961,870	$2,210,336
Unbilled revenue of construction contracts (note b)	8,384,456	3,069,003
	10,346,326	5,279,339
Less: Allowance for credit losses	(276,518)	(139,218)
Total	$10,069,808	$5,140,121
Less: Portion classified as non-current	(1,350,413)	(1,281,051)
Current portion	$8,719,395	$3,859,070

____________

Notes:

(a)      Retention receivables included in contract assets represent the Company’s right to receive consideration for work performed and not yet billed because the rights are conditional on the satisfaction of the service quality by the customers over a certain period as stipulated in the contracts. Retention receivables, net from joint ventures was approximately US$494,121 and US$448,083 as of March 31, 2024 and 2023, respectively. The Company will be entitled to receive after 12 months, upon satisfaction of the service quality by the customers, retention receivables amounted to US$1,350,413 and US$1,281,051 as of March 31, 2024 and 2023, respectively. These amounts are classified as non-current.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

4. Contract Assets and Liabilities (cont.)

(b)      Unbilled revenue included in contract assets represents the Company’s right to receive consideration for work completed but not yet billed because the rights are conditional upon the satisfaction by the customers on the construction work completed by the Company and the work is pending for the certification by the customers. The contract assets are transferred to the accounts receivable when the rights become unconditional, which is typically at the time the Company obtains the certification of the completed construction work from the customers. Unbilled revenue, net from joint ventures was nil and US$808,363 as of March 31, 2024 and 2023, respectively. All unbilled revenue are subsequently certified as of the date of this report.

Activity in the allowance for credit losses consists of the following for the years ended March 31:

	2024	2023
Balance at beginning of the year	$139,218	$509,140
Net provision for allowance for credit losses	229,672	85,615
Recoveries	(92,865)	(454,691)
Exchange difference	493	(846)
Balance at end of the year	$276,518	$139,218

Contract liabilities consisted of the following at March 31:

	2024	2023
Billings in advance of performance obligation under contracts (note a)	$1,144,047	$923,474

____________

Note:

(a)      Contract liabilities, net from joint ventures were US$536,341 and US$676,469 as of March 31, 2024 and 2023, respectively.

Contract liabilities represent when the Company receives advances from customers before the construction commences, this will give rise to contract liabilities. Advances from customers of construction contracts are normally recognized as revenue according to the schedules of construction contracts.

The movement in contract liabilities for the years ended March 31 is as follows:

	2024	2023
Balance at beginning of the year	$923,474	$5,116,495
Decrease in contract liabilities as a result of recognizing revenue during the year which was included in the contract liabilities at the beginning of the year	(926,447)	(5,109,839)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	1,143,857	924,687
Exchange difference	3,163	(7,869)
Balance at end of the year	$1,144,047	$923,474

5. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following at March 31:

	2024	2023
Deposits	$137,925	$135,158
Prepayments (note a)	3,121,457	3,566,083
	$3,259,382	$3,701,241
Less: amount classified as non-current assets	—	—
Amount classified as current assets	$3,259,382	$3,701,241

____________

Note:

(a)      Prepayments included the advance paid to the subcontractors amounted to US$2,808,946 and US$3,185,379 as of March 31, 2024 and 2023, respectively.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

6. Equity Method Investments

On November 13, 2019, the Company entered into a Joint Venture Agreement with Glory E&C Limited, a Hong Kong company, and formed a joint venture, Kin Chiu-Glory Joint Venture (“KC-Glory JV”) to execute the construction project (Contract No. ND/2019/06). On November 25, 2020, the Company entered into a Joint Venture Agreement with Geotech Engineering Limited, a Hong Kong company, and formed a joint venture, Kin Chiu-Geotech Joint Venture (“KC-Geotech JV”) to execute the construction project (Contract No. TW/2019/01). On August 29, 2020, the Company entered into a Joint Venture Agreement with China Railway First Group Co., Ltd, a Hong Kong company, and formed a joint venture, Kin Chiu-China Railway First Group Joint Venture (“KC-CRFG JV”) to execute several government construction projects.

Equity Method Accounting Treatment

The Company’s 51% ownership of KC-Glory JV, 51% ownership of KC-Geotech JV and 35% ownership of KC-CRFG JV allowed the Company to have joint control over the operations and decision-making at joint ventures. Accordingly, the Company accounted for the transaction under the equity method and recorded the carrying value of the Company’s investment in joint ventures’ common shares at cost, including the transaction costs incurred to obtain the equity method investment, in the consolidated balance sheets.

The following table provides summarized balance sheet and income statement information for Joint Ventures:

	KC-Glory JV	KC-Geotech JV	KC-CRFG JV	Total
	As of March 31, 2024
Current assets	$1,738,383	$308,899	$1,360,265	$3,407,547
Non-current assets	—	—	—	—
Current liabilities	1,428,665	339,831	552,929	2,321,425
Non-current liabilities	—	—	—	—
Equity (Deficit)	$309,718	$(30,932)	$807,336	$1,086,122
	Year ended March 31, 2024
Total revenues	$338,797	$2,372,250	$7,070,849	$9,781,896
Net (loss)/profit	$(174)	$(68,814)	$4,011	$(64,977)
	KC-Glory JV	KC-Geotech JV	KC-CRFG JV	Total
	As of March 31, 2023
Current assets	$1,394,805	$490,573	$1,880,215	$3,765,593
Non-current assets	—	—	—	—
Current liabilities	1,085,959	452,807	1,079,602	2,618,368
Non-current liabilities	—	—	—	—
Equity	$308,846	$37,766	$800,613	$1,147,225
	Year ended March 31, 2023
Total revenues	$2,888,172	$4,061,804	$8,791,662	$15,741,638
Net loss	$(536)	$(80,841)	$(212,649)	$(294,026)

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

6. Equity Method Investments (cont.)

The following table summarizes the activity of the Company’s equity method investment in joint ventures:

Total
Balance at April 1, 2022	$1,459,859
Company’s share in net loss recognized during the year	(115,943)
Exchange difference	(3,659)
Balance at March 31, 2023	1,340,257
Company’s share in net loss recognized during the year	(33,780)
Exchange difference	4,533
Balance at March 31, 2024	$1,311,010

7. Property, Plant and Equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following as of March 31:

	2024	2023
Furniture and fixtures	$886,239	$823,723
Machineries	767,330	788,303
Motor vehicles	257,675	282,278
Leasehold improvements	183,678	183,058
Less: accumulated depreciation and amortization	(1,499,753)	(1,080,898)
Property, plant and equipment, net	$595,169	$996,464

Depreciation expenses of property, plant and equipment totaled US$448,986 and US$452,061 for the years ended March 31, 2024 and 2023, respectively.

8. Leases

Operating leases as lessee

As of March 31, 2024 and 2023, the Company had property operating leases recorded on its consolidated balance sheets. The Company does not have options to extend or cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, at lease commence date, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

The following table shows operating lease right-of-use assets, net and operating lease liabilities, and the associated consolidated financial statement line items as of March 31:

	2024	2023
Operating lease right-of-use assets
Beginning balance at March 31	$830,281	$821,651
New leases	—	378,016
Amortization	(409,866)	(367,228)
Exchange difference	2,742	(2,158)
Ending balance at March 31	$423,157	$830,281

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

8. Leases (cont.)

	2024	2023
Operating lease liabilities
Beginning balance at March 31	$769,334	$765,399
New leases	—	366,419
Repayment and interest accretion	(389,752)	(360,477)
Exchange difference	2,543	(2,007)
Ending balance at March 31	$382,125	$769,334

Operating lease liabilities, current portion	$240,871	$388,498
Operating lease liabilities, net of current portion	$141,254	$380,836

Weighted average remaining lease term (in years)	1.62	2.28
Weighted average discount rate (%)	5.875%	5.875%

The operating lease expense was US$461,589 and US$401,464 for the years ended March 31, 2024 and 2023, respectively, and included in the general and administrative expenses and interest expense.

Maturities of lease liabilities were as follows:

For the year ending March 31,
2025	$283,831
2026	144,125
2027	37,274
Total lease payments	$465,230
Less: imputed interest	(83,105)
Operating lease obligation, net	$382,125

Finance leases

The Company leases certain equipment under lease contracts that are accounted for as finance leases. If the contracts meet the criteria for a finance lease, the related equipment underlying the lease contract is capitalized and amortized over its estimated useful life.

Information relating to finance lease activities during the years ended March 31, 2024 and 2023 are as follows:

	2024	2023
Finance lease right-of-use assets
Beginning balance at March 31	$532,590	$478,290
New leases	—	305,014
Amortization	(263,638)	(249,393)
Exchange difference	1,760	(1,321)
Ending balance at March 31	$270,712	$532,590

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

8. Leases (cont.)

	2024	2023
Finance lease liabilities
Beginning balance at March 31	$460,480	$602,156
New leases	—	305,014
Repayment and interest accretion	(221,255)	(445,302)
Exchange difference	1,524	(1,388)
Ending balance at March 31	$240,749	$460,480

Finance lease liabilities, current portion	$184,280	$220,544
Finance lease liabilities, net of current portion	$56,469	$239,936

Weighted average remaining lease term (in years)	1.48	2.29
Weighted average discount rate (%)	6.99%	6.82%

The interest of finance lease liabilities was US$24,133 and US$36,970 for the years ended March 31, 2024 and 2023, respectively, and included in the interest expense.

Future minimum finance lease payments are as follows:

For the year ending March 31,
2025	$195,665
2026	58,199
Total lease payments	$253,864
Less: imputed interest	(13,115)
Finance lease obligation, net	240,749

9. Accounts payable

Components of accounts payable are as follows as of March 31:

	2024	2023
Trade payables	$2,032,246	$1,702,229
Total	$2,032,246	$1,702,229

10. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of March 31:

	2024	2023
Accruals for operating expenses	$1,384,800	$1,816,642
Provision for long service payment (Note 15)	44,423	24,155
Total	$1,429,223	$1,840,797

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

11. Bank Borrowings

	Interest rate (per annum)		2024	2023
The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) – Guarantee loan 1	3.625%/3.375%	(1)	$143,422	$151,493
HSBC – Guarantee loan 2	3.625%/3.5%	(2)	96,007	101,971
Hang Seng Bank (“HASE”) – Term loan	3.625%/2.875%	(3)	269,805	331,528
HSBC – Guarantee loan 3	2.875%/3.375%	(4)	110,141	122,992
HSBC – Guarantee loan 4	3.625%/3.375%	(5)	359,054	382,093
HSBC – Post-Shipment Buyer loans	7.220%/6.740%	(6)	3,610,287	3,815,744
HSBC – Post-Shipment MA loan 1	7.220%/6.240%	(6)	1,484,984	—
HSBC – Funds from factoring	6.8%/5.14%	(7)	2,554,049	383,676
HSBC – MA Loan 2 and CIL Loan	8.020%	(8)	2,300,320	—
			$10,928,069	$5,289,497
Less: current portion of long-term bank borrowings			(10,928,069)	(5,289,497)
Non-current portion of long-term bank borrowings			$—	$—

____________

(1)      On May 26, 2020, the Company borrowed US$516,000 (HK$4,000,000) as working capital for 3 years (the 2020 Loan Agreement — US$4million) at an annual interest rate of HSBC Prime Lending Rate (“BLR”) minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. As of March 31, 2024 and 2023, the outstanding of the loan is approximately US$143,422 and US$151,493, respectively. There is no material covenant stated in this borrowing. On November 1, 2022, the Company and HSBC amended and restated the 2020 Loan Agreement — US$4million (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 91 equal payments of principal, plus accrued and unpaid interest. The loan contains a repayment on demand clause. Subsequently on June 1, 2024, the Company and HSBC amended and restated the 2020 Loan Agreement — US$4million (the Second Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 83 payments of principal, plus accrued and unpaid interest. The loan contains a repayment on demand clause.

(2)      On November 14, 2020, the Company borrowed US$129,000 (HK$1,000,000) as working capital for 5 years (the 2020 Loan agreement — US$1million) at an annual interest rate of HSBC Prime Lending Rate (“BLR”) minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. As of March 31, 2024 and 2023, the outstanding of the loan is approximately US$96,007 and US$101,971, respectively. There is no material covenant stated in this borrowing. On October 18, 2022, the Company and HSBC amended and restated the 2020 Loan Agreement — US$1million (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 98 equal payments of principal, plus accrued and unpaid interest. The loan contains a repayment on demand clause. Subsequently on May 22, 2024, the Company and HSBC amended and restated the 2020 Loan Agreement — US$1million (the Second Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 90 payments of principal, plus accrued and unpaid interest. The loan contains a repayment on demand clause.

(3)      On February 2, 2021, HASE issue Banking Facilities for Kin Chiu’s account in an aggregate amount not to exceed US$2,898,000 (HK$22,608,000), which can be drawn over a total of two advances from HASE up to US$2,563,700 and US$334,300, respectively. The loan was repayable 12 months from the date of drawdown. On March 7, 2023, the Company and HASE revised the banking facilities and the loan repayment date is modified to 60 months from the date of drawdown. As of March 31, 2024 and 2023, the outstanding of the loan is approximately US$269,805 and US$331,528, respectively. There is no material covenant stated in this borrowing. The interest rate for the banking facilities is 2% per annum over 3-month HIBOR (Hong Kong Interbank Offered Rate) or the Bank’s Cost of Funds. The loan is secured by the life insurance policy and personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam. The loan contains a repayment on demand clause.

(4)      On May 6, 2021, the Company borrowed US$128,000 (HK$1,000,000) as working capital for 8 years (the 2021 Loan agreement) at an annual interest rate of HSBC Prime Lending Rate (“BLR”) minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. As of March 31, 2024 and 2023, the outstanding of the loan is approximately US$110,141 and US$122,992, respectively. There is no material covenant stated in this borrowing. On October 18, 2022, the Company and HSBC amended and restated the 2021 Loan Agreement (the First

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

11. Bank Borrowings (cont.)

Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 103 equal payments of principal, plus accrued and unpaid interest. The loan contains a repayment on demand clause. Subsequently on June 1, 2024, the Company and HSBC amended and restated the 2021 Loan Agreement (the Second Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 95 payments of principal, plus accrued and unpaid interest. The loan contains a repayment on demand clause.

(5)      On July 27, 2022, the Company borrowed US$384,600 (HK$3,000,000) as working capital for 10 years at an annual interest rate of HSBC Prime Lending Rate (“BLR”) minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. As of March 31, 2024 and 2023, the outstanding of the loan is approximately US$359,054 and US$382,093, respectively. There is no material covenant stated in this borrowing. The loan contains a repayment on demand clause. Subsequently on June 14, 2024, the Company and HSBC amended and restated the 2022 Loan Agreement (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 109 payments of principal, plus accrued and unpaid interest. The loan contains a repayment on demand clause.

(6)      On February 23, 2023, HSBC issue banking facilities for Kin Chiu’s account in an aggregate amount not to exceed US$5,128,205 (HK$40,000,000), which may include working capital identified in HSBC’s various agreements. As of March 31, 2024 and 2023, the outstanding of the loan is approximately US$5,095,271 and US$3,815,744, respectively. There is no material covenant stated in this borrowing. The interest rate for the banking facilities is 2.5% per annum over HIBOR (Hong Kong Interbank Offered Rate) on such day. The loan contains a repayment on demand clause and is secured by personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam.

(7)      On February 23, 2023, HSBC issue discounting/factoring agreement for Kin Chiu’s account in an aggregate amount not to exceed US$2,564,100 (HK$20,000,000), which may include working capital identified in HSBC’s various agreements. On November 3, 2023, the Company renewed the discounting/factoring agreement with the same terms. As of March 31, 2024 and 2023, the outstanding of the loan is approximately US$2,554,049 and US$383,676, respectively. There is no material covenant stated in this borrowing. The interest rate for the discounting/factoring agreement is 2% per annum over 1-month HIBOR (Hong Kong Interbank Offered Rate) on such day. The loan is repayable 90 days from the date of drawdown, contains a repayment on demand clause and secured by personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam.

(8)      On November 3, 2023, HSBC issue banking facilities for Kin Chiu’s account in an aggregate amount not to exceed US$2,300,320 (HK$18,000,000), which may include working capital identified in HSBC’s various agreements. As of March 31, 2024 and 2023, the outstanding of the loan is approximately US$2,300,320 and nil, respectively. There is no material covenant stated in this borrowing. The interest rate for the bank facilities is 2.5% per annum over HIBOR (Hong Kong Interbank Offered Rate). The loan contains a repayment on demand clause and is secured by personal guarantee from Mr. Ngo Chiu Lam.

Interest expense pertaining to the above bank borrowings for the years ended March 31, 2024 and 2023 amounted to US$640,576 and US$276,096, respectively.

Maturities of the principal and interest payments of bank borrowings based on scheduled repayments were as follows:

For the year ending March 31,	2024	2023
2024	$—	$4,950,739
2025	10,130,802	58,985
2026	181,163	58,986
2027	181,164	58,985
2028	181,164	58,986
2029	109,681	58,985
2030	109,681	58,986
2031	82,612	32,226
2032	52,898	2,875
2033	16,660	—
Total bank borrowings repayments	$11,045,825	$5,339,753
Less: imputed interest	(117,756)	(50,256)
Total bank borrowings recognized in the consolidated balance sheet	$10,928,069	$5,289,497

As of the date of this report, a total of US$8,999,519 of the bank borrowings as of March 31, 2024 has been repaid.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

12. Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to US$255,428 (HK$2,000,000), and 16.5% on any part of assessable profits over US$255,428 (HK$2,000,000).

The components of the income tax expense are as follows:

	Year Ended March 31,
	2024	2023
Current
Hong Kong	$267,209	$62,797
Deferred
Hong Kong	(116,475)	53,844
Provision for income taxes	$150,734	$116,641

The following table reconciles Hong Kong statutory rates to the Company’s effective tax:

	2024	2023
Profit before income taxes	$1,080,646	$996,195
Hong Kong Profits Tax rate	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	178,307	164,372
Reconciling items:
Tax effect of income that is not taxable*	(2,753)	(63,702)
Tax effect of expenses that are not deductible**	5,866	22,988
Temporary difference	(9,220)	14,791
Statutory tax deduction#	(383)	(765)
Effect of two-tier tax rate	(21,083)	(21,043)
Income tax expense	$150,734	$116,641

____________

*        Income that is not taxable mainly consisted of the government subsidies, bank interest income and change in cash value of life insurance policy, which are non-taxable under Hong Kong income tax law.

**      Expenses that are not deductible mainly consisted of interest on bank overdraft and equity in net losses of affiliates, which are non-deductible under Hong Kong income tax law.

#        It represents a reduction granted by the Hong Kong SAR Government of 100% of the tax payable subject to a maximum reduction of HK$3,000 and HK$6,000 for each business during the years ended March 31, 2024 and 2023, respectively.

The Company measures deferred tax assets and liabilities based on the difference between carrying amount of assets and liabilities and their respective tax bases at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows as of March 31:

	As of March 31,
	2024	2023
Deferred tax assets (liabilities):
Property, plant and equipment, net	$(47,001)	$(104,972)
Finance lease right-of-use assets, net	(23,329)	(37,117)
Operating lease right-of-use assets, net	(67,889)	(132,924)
Operating lease liabilities	63,051	126,940
Provision for allowance of credit losses	64,859	27,925
Other liabilities	24,122	17,813
Less: valuation allowance	—	—
Deferred tax assets (liabilities), net	$13,813	$(102,335)

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

12. Income Taxes (cont.)

Income tax (payable)/recoverable consist of the following as of March 31:

	2024	2023
Income tax (payable)/recoverable	$(317,402)	$86,879

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended March 31, 2024 and 2023. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2024.

13. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a)     Mr. Ngo Chiu Lam, a director of the Company.

(b)    Kin Chiu Development Company Limited, controlled by Mr. Ngo Chiu Lam

(c)     KC-CRFG JV, a joint venture

(d)    KC-Glory JV, a joint venture

(e)     KC-Geotech JV, a joint venture

a. Due to related parties

As of March 31, 2024 and 2023, the balances of due to related parties were as follows:

		2024	2023
Due to related parties
Mr. Ngo Chiu Lam (a)	(1)	$203,990	$2,129,097
KC-CRFG JV (c)	(1)	91,719	155,627
KC-Glory JV (d)	(1)	318,436	318,125
KC-Geotech JV (e)	(1)	242,870	142,732
		$857,015	$2,745,581

____________

(1)      The balance represented the advances from/to the director, a related company and joint ventures. The amounts were unsecured, interest-free and repayable on demand.

b. Accounts receivable, net

As of March 31, 2024 and 2023, the balances of accounts receivable, net from joint venture were as follows:

	2024	2023
Accounts receivable, net
KC-Glory JV (d)	$1,493,591	$355,693
	$1,493,591	$355,693

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

13. Related Party Balance and Transactions (cont.)

c. Contract assets, net

As of March 31, 2024 and 2023, the balances of contract assets, net from joint ventures were as follows:

	2024	2023
Contract assets, net
KC-CRFG JV (c)	$257,698	$202,553
KC-Glory JV (d)	194,943	1,002,982
KC-Geotech JV (e)	41,480	50,911
	$494,121	$1,256,446

d. Contract liabilities

As of March 31, 2024 and 2023, the balances of contract liabilities from joint ventures were as follows:

	2024	2023
Contract liabilities
KC-CRFG JV (c)	$536,341	$658,339
KC-Geotech JV (e)	—	18,130
	$536,341	$676,469

e. Related party transactions

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	2024	2023
Provision of construction services
KC-CRFG JV (c)	$6,884,950	$8,937,204
KC-Glory JV (d)	338,800	2,888,169
KC-Geotech JV (e)	2,301,097	3,939,946
	$9,524,847	$15,765,319
	2024	2023
Consultancy fee income
KC-CRFG JV (c)	$35,736	$60,452
KC-Geotech JV (e)	63,658	78,910
	$99,394	$139,362

f. Financial guarantee

On February 23, 2023, the Company provided a financial guarantee to Kin Chiu Development Company Limited for an amount of US$1,137,380 in relation to the payment obligations under a bank loan issued to Kin Chiu Development Company Limited. No amounts were claimed under the guarantee for the years ended March 31, 2024 and 2023. Up to the date of these consolidated financial statements, the Company is in the process of negotiation with the bank to discharge the financial guarantee provided to Kin Chiu Development Company Limited.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity

Ordinary shares

As discussed in the Note 1 to the consolidated financial statements regarding reorganization, the ordinary shares issuance and outstanding are summarized below.

a. Ordinary shares before re-designation

Date	Events	Number of shares	Par value	Amount
June 27, 2024	Share issued upon incorporation	5,000,000,000	0.00001	50,000
July 24, 2024	Share surrender and cancellation by sole shareholder	(4,973,495,000)	0.00001	(49,735)
July 24, 2024	Re-designate shares into Class A Ordinary Shares	(26,505,000)	0.00001	(265)
July 24, 2024	Re-designate shares into Class B Ordinary Shares	(1,995,000)	0.00001	(20)
	Ordinary shares before re-designation issued and outstanding after reorganization	—	0.00001	—

b. Class A Ordinary Shares

Date	Events	Number of shares	Par value	Amount
July 24, 2024	Re-designate shares into Class A Ordinary Shares	26,505,000	0.00001	265
	Class A Ordinary Shares issued and outstanding after reorganization	26,505,000	0.00001	265

c. Class B Ordinary Shares

Date	Events	Number of shares	Par value	Amount
July 24, 2024	Re-designate shares into Class B Ordinary Shares	1,995,000	0.00001	20
	Class B Ordinary Shares issued and outstanding after reorganization	1,995,000	0.00001	20

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our Shareholders may declare dividends by ordinary resolution, but not dividend shall exceed the amount recommended by our directors. Our amended and restated memorandum and articles of association provide that our board of directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the directors may from time to time think fit. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

Voting rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, (i) on a show of hands every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of our Company, have one vote for each Class A Ordinary Share and 20 votes for each Class B Ordinary Share in each case of which he is the holder; and (ii) on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A Ordinary Share and 20 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total shares that are present in person or by proxy.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is demanded by the chairman of the meeting or any one or more shareholders who together hold not less than 10 percent of the votes attaching to the total shares that are present in person or by proxy.

Any ordinary resolution is a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the amended and restated memorandum and articles of association or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Cash dividend

On March 31, 2024, Kin Chiu declared an interim dividend of HK$0.58 per share (equivalent to US$0.07 per share) with respect to the 7,450,000 issued shares of Kin Chiu or HK$4,300,000 (equivalent to US$549,521) to the sole shareholder of the Company. As of March 31, 2024, the dividend was unpaid and recorded as due to the related parties.

15. Employee Benefit Plans

Defined Benefit Pension Plan

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

15. Employee Benefit Plans (cont.)

The following table sets forth a summary of net periodic benefit cost for the years ended March 31, 2024 and 2023:

	Year Ended March 31,
	2024	2023
Interest cost	$4,004	$1,835
Current service cost	39,295	25,770
Gain on settlement	(18,150)	(3,253)
Recognized net actuarial losses	12,715	27,186
Net periodic benefit cost	$37,864	$51,538
	2024	2023
Actuarial assumptions used to determine net cost:
Discount rate	3.48% – 4.30%	3.00% – 3.71%
Expected return on assets	3.48% – 4.30%	3.00% – 3.71%
Rate of increase in salary	2.50%	2.50%

Future benefit payments under the plans for the next ten years are estimated as follows:

For the year ending March 31,
2025	$56,184
2026	1,436
2027	12,763
2028	5,586
2029	28,859
2030 – 2034	235,678
Total	$340,506

The following tables provide a reconciliation of the changes in the benefit obligations during the years ended March 31, 2024 and 2023, and a summary of the funded status as of March 31, 2024 and 2023:

	Year Ended March 31,
	2024	2023
Change in Benefit Obligations, (net)
Balance at beginning of year	$107,956	$56,633
Interest cost	4,004	1,835
Current service cost	39,295	25,770
Gain on settlement	(18,150)	(3,253)
Actuarial loss	12,715	27,186
Exchange difference	371	(215)
Balance at end of year	$146,191	$107,956

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

15. Employee Benefit Plans (cont.)

	2024	2023
Gross long service payment obligation	$(247,509)	$(187,655)
Add: Attributed contributions	101,318	79,699
Total net unfunded amount recognized in consolidated balance sheets	$(146,191)	$(107,956)

Net unfunded amounts recognized in consolidated balance sheets consist of:
Current liabilities included in accrued expenses and other current liabilities	$(44,423)	$(24,155)
Long-term liabilities included in other long-term liabilities, net of current portion	(101,768)	(83,801)
Total net unfunded amount recognized in consolidated balance sheets	$(146,191)	$(107,956)

16. Commitments and Contingencies

Commitments

As at March 31, 2024 and 2023, the Company did not have any significant capital and other commitments.

Contingencies

Legal Proceedings

The Company is involved in several legal proceedings in which damages and claims have been asserted against it. The Company’s management and legal counsel believe that it has a number of valid defenses to such proceedings and claims and intend to vigorously defend itself. The Company do not believe that any such matters will have a material adverse effect on its financial position, results of operations, or liquidity as many of these employee related claims are covered under the Company’s insurance covers. The Company record a loss contingency if the potential loss from a proceeding or claim is considered probable and the amount can be reasonably estimated or a range of loss can be determined. The Company provide disclosure when it is reasonably possible that a loss will be incurred in excess of any recorded provision. Significant judgment is required in these determinations. As additional information becomes available, the Company reassess prior determinations and may change our estimates. Additional claims may be asserted against the Company in the future. Litigation is subject to many uncertainties, and the outcome of litigation is not predictable with assurance. It is possible that a litigation matter for which liabilities have not been recorded could be decided unfavorably to the Company, and that any such unfavorable decision could have a material adverse effect on our financial position, results of operations, or liquidity.

17. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), Mr. Ngo Chiu Lam (a director of the Company), for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. For the years ended March 31, 2024 and 2023, revenue and assets within Hong Kong contributed 100% of the Company’s total revenue and assets. Therefore, no geographical segments are presented. The single segment represents the Company’s core business as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(Expressed in United States Dollars (“US$”))

17. Segment Reporting (cont.)

The following table presents revenue by sector for the years ended March 31, 2024 and 2023, respectively:

	Year Ended March 31,
	2024	2023
Revenue
Public	$48,298,181	$43,341,572
Private	523,438	1,213,509
Total revenue	$48,821,619	$44,555,081

18. Subsequent Events

The Company has assessed all events from March 31, 2024, up through the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are no other material subsequent events that require recognition or disclosure in these consolidated financial statements.

On May 20, 2024, the Company redeemed its life insurance policy with a cash value of US$431,857 from the bank.

7,686,450

Class A Ordinary Shares

__________________________

PROSPECTUS

__________________________

[*], 2025

Part II — Information Not Required in the Prospectus

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against wilful default, fraud or the consequences of committing a crime. Our second amended and restated articles of association provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities issued by us during the last three years which were not registered under the Securities Act. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

On July 24, 2024, Supreme Development (BVI) Holdings Limited proposed to surrender 4,973,495,000 ordinary shares to the Company for cancellation, and the Company approved the surrender and cancellation of such shares on the same day. Subsequent to the surrender, the Company is wholly owned as to 26,505,000 ordinary shares by Supreme Development (BVI) Holdings Limited.

On July 24, 2024, the Company passed board resolutions and shareholder resolutions to re-designate (a) 4,923,495,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 4,923,495,000 Class A Ordinary Shares of par value of US$0.00001 each; and (b) 50,000,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 50,000,000 Class B Ordinary Shares of par value of US$0.00001 each, and re-designate a total of 26,505,000 issued ordinary shares of par value of US$0.00001 owned by Supreme Development (BVI) Holdings Limited) each into 26,505,000 Class A ordinary shares of par value of US$0.00001 each. Subsequent to the re-designation, the Company is owned as to 26,505,000 Class A Ordinary Shares by Supreme Development (BVI) Holdings Limited. Simultaneously, the Company issued 1,995,000 Class B ordinary shares of par value of US$0.00001 each to Supreme Development (BVI) Holdings Limited.

On July 30, 2024, Supreme Development (BVI) Holdings Limited entered into Sale and Purchase Agreements with Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Pursuant to the Sales and Purchase

Agreements, Supreme Development (BVI) Holdings Limited is to sell, and Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited are to acquire, 4.90%, 4.90%, 4.90%, 4.80%, 4.80% and 4.70% of the issued Class A equity interests in Skyline Builders Group Holding Limited, at the consideration of US$292,456, US$292,456, US$292,456, US$286,488, US$286,488 and US$280,519, respectively. On the same date, Supreme Development (BVI) Holdings Limited executed the instrument of transfers whereby Supreme Development (BVI) Holdings Limited have transferred 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares, out of its 26,505,000 Class A Ordinary Shares, to Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Subsequent to the transfers, Skyline Builders Group Holding Limited is owned as to (i) 18,818,550 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares by Supreme Development (BVI) Holdings Limited; and (ii) 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares by Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively.

We believe that the offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits.

(a) Exhibits.

The following documents are filed as part of this registration statement:

3.1

Second Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)

4.1

Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)

5.1	Opinion of Ogier as to the validity of the Ordinary Shares and certain Cayman Islands tax matters**
8.1	Opinion of David Fong & Co., as to certain Hong Kong tax matters (included in Exhibit 99.1)**
8.2	Opinion of Ogier as to Cayman Islands tax matters (included in Exhibit 5.1)**
10.1

Employment Agreement between the Registrant and Mr. Ngo Chiu, LAM, Registrant’s director, Chief Executive Officer and Chair of the Board (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)

10.2

Employment Agreement between the Registrant and Mr. Chun Man, LO, Registrant’s Chief Financial Officer (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)

10.3

Form of Independent Director Agreement by and between the registrant and its Independent Director (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)

10.4

Tenancy Agreement of Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)

10.5

Tenancy Agreement of 9A03, Lucky Building, No. 3-5 San Ma Tau Street, Kowloon, Hong Kong (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)

10.6

Tenancy Agreement of Private Car Parking Space No. P156 & P157 on Lower G/F, Unit 7 & 8 on 15th Floor of Tower One, Ever Gain Plaza, No. 88 Container Port Road, Kwai Chung, New Territories (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)

10.7

Tenancy Agreement of Flat B, 5/F of Block 4, Eightland Gardens, No. 2 On Chee Road, Tai Po, New Territories, Hong Kong (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)

10.8

Underwriting Agreement dated January 23, 2025 between the Registrant and Dominari Securities LLC, as representative of the underwriters named therein (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Registrant with the SEC on January 24, 2025)

14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
23.1	Consent of SRCO, C.P.A., Professional Corporation.**
23.2	Consent of Ogier (included in Exhibit 5.1)**
23.3	Consent of David Fong & Co., Hong Kong counsel to the Registrant (included in Exhibit 99.1)**
23.4	Consent of Migo Corporation Limited**
24.1	Power of Attorney (included on signature page to the registration statement)**
99.1	Opinion of David Fong & Co., Hong Kong counsel to the Registrant, regarding certain Hong Kong legal and tax matters**
99.2	Charter of the Audit Committee (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
99.3	Charter of the Compensation Committee (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
99.4

Charter of the Nominating and Corporate Governance Committee (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)

107	Calculation of Registration Fee**

____________

*        Previously filed.

**      To be filed by amendment.

(b) Financial Statement Schedules

     None.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(a)     to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       to include any prospectus required section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

ii.      to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.     to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration state

(b)    to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(c)     insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

(d)    for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(e)     for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [*], 2025.

Skyline Builders Group Holding Limited
By:	/s/ Ngo Chiu Lam
Name:	Ngo Chiu, LAM
Title:	Chairman of the Board, Chief Executive Officer and Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ngo Chiu Lam his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/ Ngo Chiu Lam	Chairman of the Board of Directors, Chief Executive Officer and Director	[*], 2025
Ngo Chiu, LAM	(Principal executive officer)
/s/ Chun Man Lo	Chief Financial Officer	[*], 2025
Chun Man, LO	(Principal financial and accounting officer)
/s/ Chun Kit Yu	Independent Director	[*], 2025
Chun Kit, YU
/s/ Hiu Wah Li	Independent Director	[*], 2025
Hiu Wah, LI
/s/ Ho Wa Cha	Independent Director	[*], 2025
Ho Wa, CHA

Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Skyline Builders Group Holding Limited, has signed this registration statement in New York, on [*], 2025.

Authorized U.S. Representative Cogency Global Inc.
By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.